     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 1997

                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          JLK DIRECT DISTRIBUTION INC.
             (Exact Name of Registrant as Specified in its Charter)

             PENNSYLVANIA                              5084                              APPLIED FOR
       (State of Incorporation)            (Primary Standard Industrial                (I.R.S. Employer
                                           Classification Code Number)              Identification Number)

                             STATE ROUTE 981 SOUTH
                                  P.O. BOX 231
                             LATROBE, PA 15650-0231
                                 (412) 539-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                               MICHAEL W. RUPRICH
                          JLK DIRECT DISTRIBUTION INC.
                             STATE ROUTE 981 SOUTH
                                  P.O. BOX 231
                             LATROBE, PA 15650-0231
                                 (412) 539-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

                           LEWIS U. DAVIS, JR., ESQ.
                  BUCHANAN INGERSOLL PROFESSIONAL CORPORATION
                         20TH FLOOR, ONE OXFORD CENTRE
                                301 GRANT STREET
                              PITTSBURGH, PA 15219
                                 (412) 562-8800
                           VINCENT PAGANO, JR., ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017

                                 (212) 455-2000
                            ------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================
                    TITLE OF EACH CLASS OF                           PROPOSED MAXIMUM               AMOUNT OF
                 SECURITIES TO BE REGISTERED                    AGGREGATE OFFERING PRICE(1)    REGISTRATION FEE(1)
--------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par value..........................          $100,000,000                 $30,304
====================================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED APRIL 28, 1997

PROSPECTUS

                                           SHARES

                          JLK DIRECT DISTRIBUTION INC.
                              CLASS A COMMON STOCK
                            ------------------------

     All of the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), offered hereby (the "Offering") are being offered by JLK Direct Distribution Inc. (the "Company"), a wholly owned subsidiary of Kennametal Inc. ("Kennametal").

     Each share of Class A Common Stock entitles its holder to one vote, and each share of Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), entitles its holder to 10 votes. Upon completion of the Offering, Kennametal will continue to own all of the shares of Class B Common Stock, which will
represent approximately     % of the aggregate shares of Common Stock (     % if
the Underwriters' over-allotment option is exercised in full) and will entitle
Kennametal to cast approximately     % of the votes (     % if the Underwriters'
over-allotment option is exercised in full) which may be cast at any meeting of the shareholders of the Company. Accordingly, Kennametal will continue to control the Company. See "Risk Factors--Control by Kennametal" and "--Conflicts of Interest."

     Prior to the Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price
will be between $          and $          per share. See "Underwriting" for
information relating to the factors to be considered in determining the initial public offering price. Application will be made for listing of the Class A
Common Stock on the New York Stock Exchange under the symbol "     ."

      SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.
                            ------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

======================================================================================================
                                               PRICE TO                                PROCEEDS TO
                                                PUBLIC            UNDERWRITING          COMPANY(2)
                                                                  DISCOUNT(1)
------------------------------------------------------------------------------------------------------
Per Share..............................           $                    $                    $
------------------------------------------------------------------------------------------------------
Total(3)...............................           $                    $                    $
======================================================================================================

(1) The Company and Kennametal have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $          .
(3) The Company has granted the several Underwriters an option, exercisable
    within 30 days after the date hereof, to purchase up to        additional
    shares of Class A Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Class A Common Stock offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will
be made in New York, New York on or about             , 1997.

                            ------------------------
MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.
                            ------------------------
               The date of this Prospectus is             , 1997.

                           [INSIDE COVER PHOTOGRAPHS]

     Certain persons participating in this Offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A Common Stock. Such transactions may include stabilizing, the purchase of Class A Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. JLK Direct Distribution Inc., a recently formed wholly owned subsidiary of Kennametal Inc. ("Kennametal"), will own, operate and distribute the industrial supply products previously marketed, sold and distributed by Kennametal through its integrated industrial supply programs ("Full Service Supply Programs") and its wholly owned J&L America, Inc. subsidiary, which has and will continue to do business as "J&L Industrial Supply" (together, the "Industrial Supply Business"). Except as otherwise noted or unless the context otherwise requires, (i) the information in this Prospectus gives effect to the contribution (the "Contribution") to the Company of the Industrial Supply Business, (ii) the "Company" refers, with respect to any date prior to the effective date of the Contribution, to the Industrial Supply Business and, with respect to any date on or subsequent to the effective date of the Contribution, to JLK Direct Distribution Inc. and its subsidiaries, including J&L America, Inc., (iii) "Kennametal" refers to Kennametal and its subsidiaries other than the Company, J&L America, Inc. and Kennametal's Full Service Supply Programs, (iv) "fiscal" in connection with a year means the 12 months ended June 30 of the calendar year specified, (v) "active customers" refers to direct-marketing customers which have purchased products from the Company within the 12 months preceding the relevant period end and (vi) the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

     This Prospectus contains certain forward-looking statements (as such term is defined in the Securities Act) concerning the Company's operations, performance and financial condition, including, in particular, the likelihood of the Company's success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those set forth in "Risk Factors."

                                  THE COMPANY

     The Company is one of the largest suppliers of a broad range of metalworking consumables and related products to customers in the United States, offering a full line of cutting tools, carbide and other tool inserts, abrasives, drills, machine tool accessories, hand tools and other industrial supplies. To meet the varying supply needs of small, medium and large-sized customers, the Company offers: (i) a direct-marketing program, whereby the Company supplies predominantly small and medium-sized customers through catalog and showroom sales and (ii) integrated industrial supply programs, by which large industrial manufacturers engage the Company to carry out all aspects of complex metalworking supply processes, including needs assessment, cost analysis, procurement planning, supplier selection, "just-in-time" restocking of supplies and ongoing technical support. The Company also conducts its direct-marketing program for small and medium-sized customers in the United Kingdom.

     The Company estimates the size of the United States market for metalworking consumables and other related products in which the Company participates at approximately $50.0 billion. The Company believes it has and will continue to enjoy strong growth from two important trends now impacting the industrial supply industry. First, the industrial supply industry is experiencing consolidation of currently fragmented distribution channels, as customers seek and technology makes possible the convenience, cost savings and economies of scale associated with single sources of supplies. Second, to achieve even greater cost savings and efficiencies, manufacturers are outsourcing complex procurement and possession processes needed to supply metalworking products that are critical to their manufacturing operations. As a market leader with a broad range of products and services and proven capabilities, the Company is well-positioned to continue to take advantage of these industry trends.

     The direct-marketing program serves the needs of predominantly small and medium-sized metalworking customers by offering 100,000 stock keeping units ("SKUs") through the Company's 1,465 page master catalog, monthly promotional sales flyer (the "Advantage"), additional mailings and advertisements, telemarketing efforts, direct sales efforts and 24 showrooms. The Company offers customers the advantages of (i) a single source of supply for all metalworking consumables and related products, (ii) a tiered product offering (such as "good," "better" and "best"), (iii) same-day pick-up for the most popular products stocked at showrooms, (iv) same-day direct shipping and (v) a state-of-the-art order entry system that tracks product availability and pricing, provides technical product information and results in an order being completed in an average time of two and one half minutes. In addition, the Company has a dedicated sales force based in each showroom that actively calls on targeted customers.

     Full Service Supply Programs allow customers to achieve substantial cost savings in metalworking consumables and overall manufacturing processes by outsourcing the entire process of acquiring and possessing metalworking and related products at manufacturing facilities. Customers, such as General Motors Corporation, Allied Signal and Emerson Electric, use Full Service Supply Programs at designated manufacturing facilities to (i) consolidate all of their metalworking consumables and related product purchases with one vendor, (ii) eliminate a significant portion of the administrative overhead burden associated with the internal purchasing function, (iii) ensure appropriate technical expertise in the selection and use of supplies for complex metalworking processes and (iv) minimize the level of investment in tooling inventory, thereby reducing inventory carrying costs. The Company's technical experts customize and manage a comprehensive computerized product identification, tracking and purchasing system that analyzes and optimizes supply usage, helps select appropriate products and allows for "just in time" replacement of inventory. To increase efficiency and maximize cost savings for its customers, the Company also provides ongoing application assistance in the usage of metalworking tools. The Company believes that its Full Service Supply Programs typically reduce customers' costs of acquiring, possessing and using metalworking products by approximately 5% to 20% per year.

     The Company has grown rapidly due to geographic expansion, expanded product offerings, increased direct mailings and an increased demand for both single-source supply and integrated industrial supply programs such as its Full Service Supply Programs. From fiscal 1993 through fiscal 1996, the Company's net sales increased from $109.4 million to $244.0 million, representing a compound annual growth rate ("CAGR") of 30.7%. Operating income during this period increased from $5.0 million to $24.9 million, representing a CAGR of 70.4%. During this same period, the Company's number of active direct-marketing customers increased from 47,000 to 71,000 and the number of such customers who purchased annually over $10,000 of products increased from 800 to 2,300. Specific drivers of growth include:

    - STRONG GROWTH IN EXISTING MARKETS. The Company has grown its net sales 84% from fiscal 1993 through fiscal 1996 in areas where it has had an existing showroom as of the beginning of fiscal 1993 or which have been served only through catalog sales. The Company did not add a showroom in these areas during that period. The primary source of this growth has been from areas where a showroom existed. In these areas, the Company gained marketshare through targeted marketing to existing and prospective customers.

    - PENETRATION OF NEW MARKETS. From fiscal 1993 through fiscal 1996, net sales have grown 233% in areas in which new showrooms have been added, with 12 new showrooms in the United States and one in the United Kingdom added during the period. Along with these showrooms, the Company uses a focused sales call process to build sales.

    - EXPANDED PRODUCT OFFERINGS. From the beginning of fiscal 1993 through fiscal 1996, the Company added over 600 pages, including 40,000 new SKUs and 165 product brand names and private labels, to its annual master catalog.

    - EXPANSION OF FULL SERVICE SUPPLY PROGRAMS. From the beginning of fiscal 1993 through fiscal 1996, the number of customers in Full Service Supply Programs increased from nine to 42, with site locations increasing from 32 to 86.

     The Company believes that a significant factor contributing to its growth has been its ability to identify itself as an affiliate of Kennametal, the largest North American provider of metalcutting tools and tooling systems. The Company also relies upon and markets its access to Kennametal's research and technical expertise in tooling products and supplies. See "Risk Factors--Control by Kennametal." The Company was incorporated in Pennsylvania on April 28, 1997 to be a holding company for the Industrial Supply Business.

BUSINESS STRATEGY

     The Company's business strategy is to become the preferred supplier of metalworking consumables and related products to the metalworking industry by being a "one-stop shop" for metalworking products for small and medium-sized customers and by offering managed solutions for large customers. The Company believes its market-leadership position results from the successful implementation of its business strategy, the major elements of which include:

    - BREADTH OF METALWORKING PRODUCTS AND METALWORKING FOCUS. As its customers continue to consolidate their suppliers, the Company differentiates itself through its breadth of metalworking products and metalworking focus. The Company believes its ability to offer a broad spectrum of metalworking products and a tiered product selection alternative through which similar product offerings with varying degrees of name recognition, quality and price are categorized, such as "good," "better" and "best," has been an important component in expanding direct marketing sales to small and medium-sized customers. The Company's metalworking focus also enables the Company to understand complex industrial metalworking processes so as to provide valuable technical advice that reduces costs to its Full Service Supply Program customers.

    - EXCEPTIONAL CUSTOMER SERVICE. The Company emphasizes exceptional customer service supported by sophisticated information systems and ongoing employee training. The Company's telemarketing representatives, utilizing sophisticated customer support software, inform catalog customers on a real-time basis of the Company's product availability and pricing, verify credit information, update customer information and provide technical product information in calls lasting on average only two and one-half minutes. For customers participating in its Full Service Supply Programs, the Company provides continuous improvement specialists to ensure quality service and low costs by assisting such customers in the acquisition, possession and use of metalworking consumables and related products.

    - RAPID FULFILLMENT AND JUST-IN-TIME PRODUCT DELIVERY. The Company believes that its ability to fulfill rapidly the orders of convenience-driven customers and manage complex procurement processes for large clients has been critical to its growth. The Company has developed highly efficient inventory management and order fulfillment systems that allow more than 99% of domestic orders received by 5:00 p.m. to be shipped on the same day and delivered by low-cost ground carriers. In addition, in its Full Service Supply Programs, the Company uses sophisticated systems that permit "just-in-time" purchasing and delivery of products resulting in low costs to its customers.

    - COMMITMENT TO TECHNOLOGICAL INNOVATION. The Company uses technology to benefit customers and to improve the Company's productivity and efficiency. The Company's sophisticated customer support software tracks all 100,000 SKUs, enabling its telemarketing representatives to inform catalog customers on a real-time basis of the Company's product availability and pricing, verify credit information, update customer information and provide technical product information. The software for Full Service Supply Programs allows the Company to manage and automate a large customer's entire processes related to the acquisition, possession and use of metalworking consumables and related products.

GROWTH STRATEGY

     The Company's objective is to expand its leadership position as a preferred supplier to small, medium and large customers for metalworking consumables and related products. The major elements of the Company's growth strategy include:

    - INCREASED PENETRATION OF EXISTING MARKETS. The Company intends to increase sales to small and medium-sized consumers by (i) expanding targeted direct-mail and related campaigns, (ii) increasing the number of products, product lines, product brand names and private labels offered in its master catalog and (iii) focusing the Company's sales force on marketing to these consumers. The Company plans to build on its comprehensive marketing approach, which includes special showroom events and targeted direct-mail and ongoing product promotions. In markets in which the Company has had showrooms for at least three years, such as the Detroit metropolitan area, the Company intends to increase its market share by adding showrooms and expanding the services it offers to its customers. The Company also plans to build on its reputation with Full Service Supply Program customers to expand into other facilities of such customers, while seeking new customers.

    - FURTHER EXPANSION INTO NORTH AMERICAN MARKETS. To continue expanding its North American presence, the Company plans to increase distribution capacity and operational efficiency, add new showrooms and increase the customer base for its Full Service Supply Programs. The Company plans to construct a new midwest distribution center with a portion of the proceeds from the Offering. New showrooms have historically resulted in substantial growth in sales in the surrounding territory. For example, when the Company opened its showroom in Atlanta in September 1995, sales in that market increased by over 200% in the following nine months. The Company has showrooms in 19 of the top 50 industrial markets in the United States and intends to have showrooms in 40 of such 50 markets over the next several years. In connection with this expansion, the Company will continue to consider strategic acquisitions of metalworking distributors, such as its acquisition in April 1997 of the Strelinger Company ("Strelinger"), based in Troy, Michigan (the "Strelinger Acquisition"). The Company also intends to continue to leverage its relationship with Kennametal to market its Full Service Supply Programs to large industrial metalworking customers of Kennametal. The Company estimates that the market for Full Service Supply Programs consists of 12,000 to 15,000 large industrial manufacturing facilities in the United States. The Company also intends to customize versions of its Full Service Supply Programs to meet the needs of medium-sized industrial facilities.

    - EXPANSION INTO INTERNATIONAL MARKETS. The Company believes that the consolidation and outsourcing trends which provide growth opportunities in the United States also offer comparable opportunities in international markets. The Company entered the United Kingdom market in fiscal 1995 with a 256-page catalog which included over 30,000 products. In April 1997, the Company released an 800-page catalog which includes over 60,000 products. The Company now has over 13,000 active customers in such market. Over the next five years, the Company anticipates launching additional direct-marketing efforts and opening showrooms in the United Kingdom, Germany and certain other European countries and is considering direct marketing in certain other countries. The Company is also planning to introduce its Full Service Supply Programs into international markets, such as the United Kingdom and Germany, by offering this service to foreign manufacturing facilities of the Company's domestic Full Service Supply Program customers and to Kennametal's foreign customers.

                                  THE OFFERING

Class A Common Stock
offered.......................             shares

Common Stock outstanding after
the Offering:

     Class A Common
       Stock(1)(2)............             shares

     Class B Common
       Stock(1)...............             shares

          Total Common
            Stock(2)..........             shares

Use of proceeds...............   The net proceeds from the Offering, after
                                 deducting estimated underwriting discounts and
                                 expenses are estimated to be approximately
                                 $     million and will be used (i) to repay
                                 $20.0 million of indebtedness related to a dividend paid to Kennametal on April 28, 1997,
                                 (ii) to repay amounts due to Kennametal
                                 totaling approximately $19.0 million relating to acquisitions, income taxes and employee benefit obligations, (iii) to construct a new midwest distribution center, (iv) to provide working capital for new showrooms and Full
                                 Service Supply Programs and (v) to fund
                                 acquisitions which the Company is currently considering. See "Use of Proceeds."

Voting rights.................   The holders of Class A Common Stock generally
                                 have rights, including as to dividends,
                                 identical to those of holders of Class B Common
                                 Stock, except that holders of Class A Common
                                 Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share. Holders of Class A Common
                                 Stock and Class B Common Stock generally vote together as a single class, except as otherwise required by Pennsylvania law. See "Description of Capital Stock--Common Stock--Voting Rights."
                                 Under certain circumstances, Class B Common
                                 Stock converts to Class A Common Stock. See
                                 "Description of Capital Stock--Common
                                 Stock--Conversion."

New York Stock Exchange
symbol........................   "     ."
---------
(1) The shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock. See "Description of Capital Stock--Common Stock--Conversion."
(2) Does not include 425,000 shares of Class A Common Stock issuable upon exercise of stock options that will be granted to executive officers and directors of the Company upon consummation of the Offering. Such options will be subject to a one-year vesting period. See "Management--Executive Compensation" and "--JLK Direct Distribution Inc. 1997 Stock Option and Incentive Plan."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain risks that should be considered in connection with an investment in the Class A Common Stock offered hereby.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The summary consolidated income statement and balance sheet data for the Company presented below are derived from the Company's Consolidated Financial Statements. The Company's Consolidated Financial Statements as of and for the fiscal years ended June 30, 1994, 1995 and 1996 have been audited by Arthur Andersen LLP. The Consolidated Financial Statements as of and for the nine months ended March 31, 1996 and 1997 are derived from the Company's unaudited interim financial statements appearing elsewhere in this Prospectus, which in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the data included therein in accordance with generally accepted accounting principles for interim financial information. Results for the nine months ended March 31, 1997 are not necessarily indicative of the results of operations to be expected for the full fiscal year. The financial information for the fiscal years ended 1992 and 1993 is derived from the Company's unaudited Consolidated Financial Statements. The summary financial information presented below should be read in conjunction with, and is qualified by reference to, the more detailed information in the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus, Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information set forth herein.

                                                                                       NINE MONTHS ENDED
                                       FISCAL YEAR ENDED JUNE 30,                          MARCH 31,
                         -------------------------------------------------------    -----------------------
                          1992        1993        1994        1995        1996        1996         1997
                         -------    --------    --------    --------    --------    --------    -----------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales...........   $88,560    $109,364    $144,933    $188,202    $243,969    $175,989     $ 225,195
  Cost of goods
     sold.............    60,833      75,823     100,672     127,917     166,326     120,017       152,339
                         -------    --------    --------    --------    --------    --------    -----------
  Gross profit........    27,727      33,541      44,261      60,285      77,643      55,972        72,856
  Operating
     expenses.........    25,064      28,511      33,026      40,658      52,761      38,217        50,425
                         -------    --------    --------    --------    --------    --------    -----------
  Operating income....     2,663       5,030      11,235      19,627      24,882      17,755        22,431
  Interest and
     other............        --          --          --          --          --          --            --
                         -------    --------    --------    --------    --------    --------    -----------
  Income before income
     taxes............     2,663       5,030      11,235      19,627      24,882      17,755        22,431
  Provision for income
     taxes............     1,235       2,114       4,522       7,799       9,819       7,019         8,812
                         -------    --------    --------    --------    --------    --------    -----------
  Net income..........   $ 1,428    $  2,916    $  6,713    $ 11,828    $ 15,063    $ 10,736     $  13,619
                         =======    ========    ========    ========    ========    ========     =========
  Pro forma net income
     per share(1).....
  Pro forma weighted
     average shares
     outstanding(1)...

                                                                                   AS OF
                                                                              MARCH 31, 1997
                                                                          -----------------------
                                                                              (IN THOUSANDS)
                                                                                          AS
                                                                           ACTUAL     ADJUSTED(2)
                                                                          --------    -----------
BALANCE SHEET DATA:
  Working capital......................................................   $ 85,640
  Total assets.........................................................    138,132
  Shareholders' equity(3)..............................................    111,378

                                               FISCAL YEAR ENDED JUNE 30,                          NINE MONTHS
                           ------------------------------------------------------------------         ENDED
                              1992          1993          1994          1995          1996       MARCH 31, 1997
                           ----------    ----------    ----------    ----------    ----------    ---------------
SELECTED OPERATING DATA:
  Active direct
    marketing
    customers(4)(5).....       41,000        47,000        48,000        59,000        71,000          81,000
  Number of SKUs(5).....       40,000        50,000        60,000        70,000        80,000         100,000
  Number of publications
    per year............            5             6             6             9            13              11
  Total number of
    publications
    mailed..............    1,154,000     1,416,000     1,403,000     2,285,000     3,048,000       2,724,000
  Direct-mail
    costs(6)............   $1,354,000    $1,551,000    $1,401,000    $2,261,000    $3,622,000      $3,175,000
  Showroom and
    distribution
    facilities(5).......            5             6             7            12            19              24
  Full Service Supply
    Programs:
    Customers(4)(5).....            9            16            21            29            42              51
    Site locations(5)...           32            46            54            69            86             104

---------
(1) Gives effect to (i) the issuance on            , 1997 of     shares of Class
    B Common Stock to Kennametal for all periods presented and (ii) the assumed issuance for fiscal 1996 and the nine months ended March 31, 1997 of shares of Class A Common Stock to fund the excess of dividends over net income for the nine months ended March 31, 1997.
(2) As adjusted to reflect the sale of the     shares of Class A Common Stock
    offered hereby (assuming an initial public offering price of $         per
    share, the mid-point of the range set forth on the cover page of this Prospectus) and application of the estimated net proceeds therefrom. See "Use of Proceeds."
(3) During the periods presented, the Company paid no cash dividends.
(4) Number of customers that have purchased products from the Company within the 12 months preceding the relevant period end.
(5) Represents data at period end.
(6) Direct-mail costs include production and mailing costs.

                                  RISK FACTORS

     Prospective investors should consider, in addition to the other information set forth elsewhere in this Prospectus, the following matters in evaluating the Company and the Class A Common Stock offered hereby.

CONTROL BY KENNAMETAL

     Kennametal is currently the only shareholder of the Company. Upon completion of the Offering, Kennametal will own 100% of the outstanding Class B Common Stock of the Company (which Class B Common Stock entitles its holders to 10 votes per share on any matter submitted to a vote of the Company's
shareholders). The Class B Common Stock will represent approximately      % of
the combined voting power of all classes of voting stock of the Company (     %
if the Underwriters' over-allotment option is exercised in full) and thus will be able to direct the election of all of the members of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional Common Stock or other equity securities and the payment of dividends with respect to the Common Stock. Similarly, Kennametal will have the power to determine matters submitted to a vote of the Company's shareholders without the consent of the Company's other shareholders, will have the power to prevent a change of control of the Company and could take other actions that might be favorable to Kennametal. Kennametal has advised the Company that its current intent is to continue to hold all of its Class B Common Stock. There can be no assurance, however, concerning the period of time during which Kennametal will maintain its beneficial ownership of Common Stock. Pursuant to the Purchase Agreement (as defined herein), Kennametal will agree, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by it for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. For so long as Kennametal maintains beneficial ownership of at least 40% of the number of outstanding shares of Common Stock, the Company may not act in a way which may reasonably be anticipated to result in a contravention by Kennametal of Kennametal's Articles of Incorporation or credit or other material agreement. Kennametal will have the right upon any issuance of shares of Class A Common Stock to purchase additional shares of Common Stock in order to maintain its ownership percentage. See "Relationship with Kennametal--Corporate Agreement."

     The Company's Board of Directors currently consists of six members, four of whom serve concurrently as members of the Board of Directors of Kennametal, including Robert L. McGeehan, President and Chief Executive Officer of Kennametal. In light of its ownership of the Company's Class B Common Stock, Kennametal will have the ability to change the size and composition of the Company's Board of Directors and committees of the Board of Directors. See "Relationship with Kennametal--General."

     As of the date of this Prospectus, Kennametal has no current plan or intention other than to hold its shares of Class B Common Stock for the foreseeable future. After the date of the Offering, options which may be considered by Kennametal regarding its interest in the Company include whether to sell all or a portion of its shares of Common Stock to the public in a subsequent public offering or to a strategic investor or to distribute pro rata to its shareholders its remaining shares of Common Stock in a Tax-Free Spin-Off (as defined herein). Kennametal also has the right to require the Company to register for sale under applicable securities laws all of the shares of Common Stock (including any shares of Class A Common Stock acquired by Kennametal upon conversion of the Class B Common Stock) which Kennametal or its subsidiaries hold. See "Relationship with Kennametal--Corporate Agreement."

NO ASSURANCE THAT GROWTH MAY BE SUSTAINED

     The Company has grown rapidly over the past several years as a result of the addition of distribution centers, warehouses and showrooms, expanded metalworking product offerings in its master catalog, more effective marketing campaigns and new customers and site locations for its Full Service Supply Programs. The Company believes that part of its success has been due to the metalworking focus of its catalog, which the Company intends to maintain. This focus, however, could limit the ability of the Company to continue expanding its product offerings. Additionally, the Company believes that there are numerous suitable locations for development of distribution centers, warehouses and showrooms, although there can be no assurance that any new facilities will result in increased sales. Similarly, no assurance can be given that the Company's marketing campaigns will continue to result in increased sales. The Company's growth has and will continue to place increasing demands on the Company's management resources and on its need to attract and retain skilled employees. The Company's future growth prospects are dependent upon a number of these factors, many of which are not in the control of the Company. As a result, there can be no assurance that the Company will be able to continue to grow profitably.

LARGE CUSTOMERS

     The Full Service Supply Programs are targeted at the needs of large industrial customers who purchase large amounts of metalworking consumables and related products for their manufacturing facilities. Consequently, a small number of customers, utilizing Full Service Supply Programs at several or all of their manufacturing facilities, could generate a substantial portion of the Company's net sales. The Company's Full Service Supply Programs generally are pursuant to arrangements without a stated term and, therefore, can be terminated by either the Company or the customer on reasonable notice, subject to negotiation of disengagement terms. As a result, although a majority of the Company's Full Service Supply Programs have remained in effect from year to year, there can be no assurance that the Company or the customer will not terminate these agreements, which could have a material adverse effect on the Company's financial condition and results of operations. For example, following extensive negotiations in early 1997 with General Electric Corporation ("GE"), during which the Company determined that it was not in its best interest to accede to certain price concessions requested by GE, GE gave notice of termination of its agreement with the Company under which the Company had net sales of $36.5 million during the nine months ended March 31, 1997. No other customer accounted for more than six percent of the Company's net sales during that period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Termination of Large Contract."

CONFLICTS OF INTEREST

     Various conflicts of interest between the Company and Kennametal may arise in the future in a number of areas relating to their past and ongoing relationships, including potential acquisitions of businesses or properties, potential competitive business activities, the election of new or additional directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, registration rights, administration of benefit plans, service arrangements, issuances of capital stock of the Company, sales or distribution by Kennametal of its remaining shares of Common Stock and the exercise by Kennametal of its ability to control the management and affairs of the Company. In addition, there are overlapping directors between the Company and Kennametal. Robert L. McGeehan, a director of the Company, is a director and the Chief Executive Officer of Kennametal, and the Company's Chairman of the Board, William R. Newlin, is also the Chairman of the Board of Kennametal. In addition, Richard C. Alberding and Aloysius T. McLaughlin, Jr., who are directors of the Company, are also directors of Kennametal. See "Management." The Company has not instituted any formal plan or arrangement to address potential conflicts of interest that may arise between the Company and Kennametal. The Company's directors intend to exercise reasonable judgment and take such steps as they deem necessary under all of the circumstances in resolving any specific conflict of interest that may occur and will determine what, if any, specific measures may be necessary or appropriate in light of their fiduciary duties under state law, including whether to have any specific matter approved by a majority vote of the disinterested directors. There can be no assurance that any conflicts will be resolved in favor of the Company.

     The Company and Kennametal have entered into a number of agreements for the purpose of defining the ongoing relationship between them. Pursuant to these arrangements, Kennametal will provide benefits to the Company that it might not provide to a third party, and there is no assurance that the terms and conditions of any future arrangements between Kennametal and the Company will be as favorable to the Company as in effect now. In addition, notwithstanding the Tax Sharing Agreement (as defined herein), under the Employee

Retirement Income Security Act of 1974, as amended ("ERISA"), and federal income tax law, each member of a consolidated group (for federal income tax and ERISA purposes) is also jointly and severally liable for the federal income tax liability, benefit plan funding and termination liabilities, certain benefit plan taxes and certain other liabilities of each other member of the consolidated group. Similar rules may apply under state income tax laws. See "Relationship with Kennametal."

     In addition, to address the potential for conflicts between the Company and Kennametal, the Company's articles of incorporation (the "Articles of Incorporation" or "Articles") contain detailed provisions concerning the business activities in which the Company is permitted to engage and prohibiting the Company from competing with Kennametal until the day after the third annual shareholder meeting held following the date upon which Kennametal and its affiliates (other than the Company or its subsidiaries) no longer beneficially own in the aggregate 40% or more of the Common Stock (such date upon which Kennametal and such affiliates cease to own such percentage of Common Stock, the "Control Termination Date"). The relevant provisions are intended to permit the Company to continue all activities in which it currently engages, and to expand into certain related distribution products and markets. The pertinent provisions of the Articles of Incorporation are set forth under "Description of Capital Stock--Limitations on the Company's Business Activities." These provisions generally permit the Company to continue distributing metalworking consumables and related products to industrial customers through direct marketing and integrated supply programs and to continue to provide integrated supply services. The Company may also engage in any other business with Kennametal's consent or as authorized by a majority vote of Kennametal's shareholders. The Articles further require the Company to purchase from Kennametal, unless Kennametal otherwise consents, all of its direct marketing requirements for metalworking tools, inserts and related products available from Kennametal. The Company's Articles of Incorporation also provide that no opportunity, transaction, agreement or other arrangement to which Kennametal, or an entity in which Kennametal has an interest, is a party, may be a corporate opportunity of the Company unless such opportunity, transaction, agreement or other arrangement was initially offered to the Company before it is offered to Kennametal or such other entity, and either (i) the Company has an enforceable contractual interest in such opportunity, transaction, agreement or other arrangement or (ii) the subject matter of such opportunity, transaction, agreement or other arrangement is a constituent element of an activity in which the Company is then actively engaged. Even if the foregoing conditions were met, such fact alone would not conclusively render such opportunity the property of the Company.

     Because of its controlling interest in the Company and the terms of the tax-sharing agreement to be entered into between the Company and Kennametal (the "Tax-Sharing Agreement"), Kennametal will effectively control all of the Company's tax decisions. Under the Tax-Sharing Agreement, Kennametal will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to the Company and to file all returns on behalf of the Company. The amount of the Company's liability to (or entitlement to payment from) Kennametal under the Tax-Sharing Agreement will equal the amount of taxes that the Company would owe (or refund that it would receive) had it prepared tax returns on a stand-alone basis. See "Relationship with Kennametal--Tax-Sharing Agreement." This arrangement may result in conflicts of interest between the Company and Kennametal. For example, under the Tax-Sharing Agreement, Kennametal may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Kennametal and detrimental to the Company. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax-Sharing Agreement allocates tax liabilities between the Company and Kennametal, during the period in which the Company is included in Kennametal's consolidated group, the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Kennametal's consolidated group.

INTERCOMPANY AGREEMENTS NOT SUBJECT TO ARM'S LENGTH NEGOTIATION

     Kennametal and the Company have entered and intend to enter into certain intercompany agreements relating to services that are material to the Company's business. These agreements include the provision by Kennametal of various services to the Company and the sale of Kennametal products, as well as the Tax-

Sharing Agreement. Pursuant to the Services Agreement (as defined herein), the relationship between Kennametal and the Company will continue in a manner generally consistent with past practices. See "Relationship with Kennametal." Because the Company is a wholly owned subsidiary of Kennametal, none of these agreements will result from arm's length negotiations and, therefore, the prices charged to the Company for services provided thereunder may be higher or lower than prices that may be charged by third parties.

DEPENDENCE ON KENNAMETAL AND KENNAMETAL INFORMATION SYSTEMS

     The Company believes that a significant factor contributing to its growth has been its affiliation with Kennametal, the largest North American provider of metalcutting tools and tooling systems. The Company also relies upon and markets its access to Kennametal's research and technical expertise in tooling products and supplies. In addition, the proprietary computer software programs of Kennametal which the Company uses are an integral part of the Company's business and growth strategies. The Company depends upon Kennametal's information systems generally to process orders, to manage inventory and accounts receivable collections, to purchase, sell and ship products efficiently and on a timely basis, to maintain cost-effective "just-in-time" operations and to provide reliable service to its customers. Although the Company has entered into various service agreements with Kennametal, there can be no assurance of its continued relationship with Kennametal or that a disruption will not occur in Kennametal's information systems. Any such disruption could have a material adverse effect on the Company's financial condition and results of operations, including as a result of Kennametal's implementation of SAP/R3, a new client-server information system. See "Relationship with Kennametal" and "Business--Information Systems."

INTERNATIONAL EXPANSION

     The Company began its direct marketing operations in the United Kingdom in fiscal 1995. The Company anticipates that it will launch additional direct-marketing efforts and open showrooms in the United Kingdom, Germany and certain other European countries over the next five years and is considering direct marketing in certain other countries. Additionally, the Company is planning to introduce its Full Service Supply Programs in the United Kingdom and Germany. Expansion into international markets will involve risks relating to currency exchange rates, new and different legal, tax, accounting and regulatory requirements, difficulties in staffing and managing foreign operations, operating difficulties and other factors.

COMPETITION

     The metalworking supply industry is a large, fragmented industry that is highly competitive. The Company faces competition (i) in the small and medium-sized metalworking markets from traditional channels of distribution such as retail outlets, small dealers, regional or national distributors utilizing direct sales forces, and manufacturers' representatives and (ii) in the large industrial metalworking market from large distributors and other companies which offer varying degrees and types of integrated industrial supply programs. The Company believes that sales of metalworking industrial supplies will become more concentrated over the next few years, which may increase opportunities for the Company to use its market leadership position to grow through expansion. Consolidation, however, could increase the competitiveness of the industry in ways that could harm the Company's profitability and growth prospects. Certain of the Company's competitors offer a greater variety of products (including nonmetalworking products) and have substantially greater financial and other resources than the Company. See "Business--Competition."

INDUSTRY CYCLICALITY

     Some of the primary markets for the products sold by the Company are subject to cyclical fluctuations. Consequently, the demand for products has been and may be influenced by many of the same national and regional factors which affect demand for industrial and consumer durable goods, including consumer confidence, interest rates and general economic conditions. Changes in economic conditions resulting in a change in the current business cycle could have a material adverse effect on the Company's results of operations and financial condition.

INTEGRATION OF ACQUISITIONS

     On           , 1997, the Company completed the Strelinger Acquisition. An element of the Company's strategy is to make selected, strategic acquisitions which complement its existing operations. The Company does not have a history of completing and integrating acquisitions, including the Strelinger Acquisition. There can be no assurance that the Company will be able to locate suitable acquisition candidates successfully or complete and integrate such acquisitions. In addition, acquisitions involve a number of special risks, including adverse short-term effects on reported operating results, the diversion of management's attention, the dependence on retention, hiring and training of key personnel, the amortization of acquired intangible assets and risks associated with unanticipated problems or legal liabilities, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

DEPENDENCE ON KEY MANAGEMENT

     The Company's success will continue to depend to a significant extent on its executive officers and other key members of management. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified members of management in the future. The loss of the services of any of the key managers could have a material adverse effect upon the Company's business. The Company currently does not have "key man" insurance on any of these individuals.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have        shares of
Class A Common Stock issued and outstanding (       if the Underwriters'
over-allotment option is exercised in full) and        shares of Class B Common
Stock issued and outstanding. The shares of Class A Common Stock being offered hereby will be freely tradable (other than by an "affiliate" of the Company, as such term is defined in the Securities Act) without restriction under the Securities Act. Upon consummation of the Offering, Kennametal will own all shares of Class B Common Stock outstanding, each of which is convertible, under certain circumstances, into one share of Class A Common Stock. See "Description of Capital Stock-- Common Stock--Conversion." The shares held by Kennametal will be eligible for public sale if registered under the Securities Act or otherwise sold in accordance with applicable securities laws, including Rule 144. For a description of the requirements of Rule 144, including volume and method of sale restrictions contained therein, see "Shares Eligible for Future Sale." In connection with the Offering, the Company and Kennametal have entered into certain "lockup" agreements for 180 days. See "Underwriting." In addition, the Company has granted, upon consummation of the Offering, stock
options to purchase an aggregate of        shares of Class A Common Stock which
generally are exercisable one year from the date of grant. The issuances of the shares of Class A Common Stock underlying such options are expected to be registered and, therefore, such shares will be freely tradable upon receipt. No predictions can be made as to the effect, if any, that future sales of Common Stock or the availability of such shares for sale will have on the prevailing market prices of the Class A Common Stock following the Offering. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for Class A Common Stock. See "Shares Eligible for Future Sale." In addition, the Company has agreed to use its best efforts to effect the registration under applicable federal and state securities laws of any of the Common Stock held by Kennametal. See "Relationship with Kennametal--Corporate Agreement."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Class A Common Stock. There can be no assurance that an active trading market for the Class A Common Stock will develop or be sustained. The initial public offering price of the Class A Common Stock offered hereby will be determined by negotiations between the Company and the Underwriters and may not be indicative of the market price for the Class A Common Stock following the Offering. No predictions can be made as to the effect, if any, that future market sales of Class A Common Stock or the availability of Class A Common Stock for sale will have on the prevailing market prices of the Class A Common Stock following the Offering. For a discussion of the factors considered in determining the initial public offering price, see "Underwriting."

     The market price for shares of the Class A Common Stock may be volatile and may fluctuate based upon a number of factors including, without limitation, the Company's operating performance, news announcements or changes in general economic and market conditions. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations may adversely affect the market price of the Class A Common Stock.

ABSENCE OF DIVIDENDS

     The Company intends to retain its future earnings to finance the development, expansion and growth of its business and does not presently intend to pay cash dividends to the holders of Class A Common Stock in the foreseeable future. The payment of future dividends on the Class A Common Stock, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company, general business conditions and limitations imposed by Pennsylvania law. See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of Class A Common Stock in the Offering will experience
immediate dilution of $          per share of Class A Common Stock in the net
tangible book value of their Class A Common Stock from the initial public
offering price (assuming an initial public offering price of $       per share,
the midpoint of the range set forth on the cover page of this Prospectus). Prior to consummation of the Offering, the Company's net tangible book value per share
of Common Stock will be $       , whereas upon consummation of the Offering, it
will be $       . This will result in an increase in net tangible book value of
$       per share of Class B Common Stock that will be received by Kennametal attributable to the Offering. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds from the Offering, after deducting estimated underwriting
discounts and expenses, are estimated to be approximately $       million (or
approximately $       million if the Underwriters' over-allotment option is
exercised in full) and will be used: (i) to repay $20.0 million of indebtedness related to a dividend paid to Kennametal on April 28, 1997, (ii) to repay amounts due to Kennametal totaling approximately $19.0 million relating to acquisitions, income taxes and employee benefit obligations, (iii) to construct a new midwest distribution center, (iv) to provide working capital for new showrooms and Full Service Supply Programs and (v) to fund acquisitions which the Company is currently considering. Pending such uses, the net proceeds will be loaned to Kennametal in exchange for a note bearing interest at a fluctuating rate equal to Kennametal's short term borrowing costs which provides for the repayment of amounts due thereunder upon demand by the Company. Kennametal's short term borrowing rate during April 1997 was approximately 5.75%. Kennametal will maintain unused lines of credit to enable it to repay any portion or all of such loans upon demand by the Company. See "Relationship with Kennametal-- Intercompany Debt/Investment and Cash Management Agreement."

                                DIVIDEND POLICY

     The Company intends to retain its future earnings to finance the development, expansion and growth of its business and does not presently intend to pay cash dividends to the holders of Class A Common Stock in the foreseeable future. The payment of future dividends on the Class A Common Stock, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company, general business conditions and limitations imposed by Pennsylvania law.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997 and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby at an assumed initial public offering price of
$       per share (the midpoint of the range set forth on the cover page of this
Prospectus) and the application of the net proceeds therefrom (assuming that the Underwriters' over-allotment option is not exercised). See "Use of Proceeds." The information set forth in this table should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                         AS OF MARCH 31, 1997
                                                                  ----------------------------------
                                                                      ACTUAL          AS ADJUSTED(1)
                                                                  --------------      --------------
                                                                            (IN THOUSANDS)
Short term note receivable from Kennametal(2)................        $     --            $
Capitalization:
Long-term debt(3)............................................              --
Shareholders' equity(4):
  Preferred Stock, $.01 par value; 25,000,000 shares
     authorized; no shares issued and outstanding............              --
  Class A Common Stock, $.01 par value; 75,000,000 shares
     authorized;        shares issued and outstanding(5).....              --
  Class B Common Stock, $.01 par value; 50,000,000 shares
     authorized;        shares issued and outstanding(6).....              --
  Additional paid-in capital(6)(7)...........................              --
  Investments by and advances from Kennametal(6).............         111,244
  Translation adjustment.....................................             134
                                                                     --------            ---------
       Total shareholders' equity(5).........................         111,378
                                                                     --------            ---------
            Total capitalization.............................        $111,378            $
                                                                     ========            =========

---------
(1) The net proceeds from the Offering, after deducting estimated underwriting
    discounts and expenses, are estimated to be approximately $       million
    (or approximately $       million if the Underwriters' over-allotment option
    is exercised in full) and will be used: (i) to repay $20.0 million of indebtedness related to a dividend paid to Kennametal on April 28, 1997,
    (ii) to repay amounts due to Kennametal totaling approximately $19.0 million relating to acquisitions, income taxes and employee benefit obligations,
    (iii) to construct a new midwest distribution center, (iv) to provide working capital for new showrooms and Full Service Supply Programs and (v) to fund acquisitions which the Company is currently considering. Pending such uses, the net proceeds will be loaned to Kennametal. See "Use of Proceeds."
(2) Pending the use of proceeds described above, the net proceeds will be loaned to Kennametal in exchange for a note bearing interest at a fluctuating rate equal to Kennametal's short term borrowing costs which provides for the repayment of amounts due thereunder upon demand by the Company. Kennametal's short term borrowing rate during April 1997 was approximately 5.75%. Kennametal will maintain unused lines of credit to enable it to repay any portion or all of such loans upon demand by the Company. See "Use of Proceeds."
(3) Does not include amounts borrowed on April 25, 1997 under J&L's line of credit of $20.0 million to fund a dividend to Kennametal. Upon completion of this Offering, a portion of the net proceeds will be used to repay the borrowings under the line of credit.
(4) Before deducting estimated underwriting discounts and expenses of the Offering payable by the Company.
(5) Does not include 425,000 shares of Class A Common Stock issuable upon exercise of options that will be granted to executive officers and directors of the Company upon consummation of the Offering. Such options will be subject to a one-year vesting period. See "Management--Executive Compensation" and "--JLK Direct Distribution Inc. 1997 Stock Option and Incentive Plan."
(6) Reflects the exchange of Investments by and advances from Kennametal for shares of Class B Common Stock.
(7) Reflects a reduction of $20.0 million for the dividend to Kennametal on April 28, 1997.

                                    DILUTION

     The net tangible book value of the Company as of March 31, 1997 would have
been $     million, or $          per share of Common Stock, based upon
shares of Class B Common Stock outstanding. Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the
Offering (at an assumed initial public offering price of $          per share,
the midpoint of the range set forth on the cover page of this Prospectus and
less estimated underwriting discounts and expenses of $     million payable by
the Company in connection with the Offering), the net tangible book value of the
Company as of March 31, 1997 would have been $     million, or $          per
share of Common Stock. This represents an immediate increase in net tangible
book value of $          per share of Class B Common Stock to Kennametal and an
immediate dilution of $          per share to purchasers of the shares of Class
A Common Stock in the Offering ("New Investors"). "Dilution per share" represents the difference between the price per share to be paid by New Investors for the shares of Class A Common Stock issued in the Offering and the net tangible book value per share as of March 31, 1997. The following table illustrates this per share dilution:

     Assumed initial public offering price per share(1)..............              $
       Net tangible book value per share of Common Stock before the
          Offering(2)................................................   $
       Increase per share attributable to New Investors..............
                                                                        -------
     Net tangible book value per share after the Offering(2).........
                                                                        -------
     Dilution per share to New Investors.............................              $
                                                                                   =======

     The following table summarizes as of March 31, 1997 the differences between Kennametal and the New Investors with respect to the number of shares held by, the voting rights of the total investment in the Company of, and the average cost per share paid by Kennametal and the New Investors purchasing shares of Class A Common Stock in the Offering:

                                               SHARES HELD                             TOTAL INVESTMENT
                                    ----------------------------------         --------------------------------
                                              PERCENTAGE      VOTING                     PERCENTAGE    AVERAGE
                                                OF THE        RIGHTS                         OF        COST PER
                                    NUMBER     COMPANY      PERCENTAGE         AMOUNT    INVESTMENT     SHARE
                                    ------    ----------    ----------         ------    ----------    --------
Kennametal.......................                     %                        $                 %      $
New Investors....................                     %                        $                 %      $
                                    ------       ------                        ------       -----
  Total(2).......................                100.0%                        $            100.0%
                                    ======       =====                         ======       =====

---------
(1) Before deducting estimated underwriting discounts and expenses of the Offering payable by the Company.
(2) Does not include 425,000 shares of Class A Common Stock issuable upon exercise of options that will be granted to executive officers and directors of the Company upon consummation of the Offering. Such options will be subject to a one-year vesting period. See "Management--JLK Direct Distribution Inc. 1997 Stock Option and Incentive Plan."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected consolidated income statement and balance sheet data for the Company presented below are derived from the Company's Consolidated Financial Statements. The Company's Consolidated Financial Statements as of and for the fiscal years ended June 30, 1994, 1995 and 1996 have been audited by Arthur Andersen LLP. The Consolidated Financial Statements as of and for the nine months ended March 31, 1996 and 1997 are derived from the Company's unaudited interim financial statements appearing elsewhere in this Prospectus, which in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the data included therein in accordance with generally accepted accounting principles for interim financial information. Results for the nine months ended March 31, 1997 are not necessarily indicative of the results of operations to be expected for the full fiscal year. The financial information for the fiscal years ended 1992 and 1993 is derived from the Company's unaudited Consolidated Financial Statements. The selected financial information presented below should be read in conjunction with, and is qualified by reference to, the more detailed information in the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus, Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information set forth herein.

                                                                                      NINE MONTHS ENDED
                                          FISCAL YEAR ENDED JUNE 30,                      MARCH 31,
                              ---------------------------------------------------    -------------------
                               1992       1993       1994       1995       1996        1996       1997
                              -------   --------   --------   --------   --------    --------   --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.................  $88,560   $109,364   $144,933   $188,202   $243,969    $175,989   $225,195
  Cost of goods sold........   60,833     75,823    100,672    127,917    166,326     120,017    152,339
                              -------   --------   --------   --------   --------    --------   --------
  Gross profit..............   27,727     33,541     44,261     60,285     77,643      55,972     72,856
  Operating expenses........   25,064     28,511     33,026     40,658     52,761      38,217     50,425
                              -------   --------   --------   --------   --------    --------   --------
  Operating income..........    2,663      5,030     11,235     19,627     24,882      17,755     22,431
  Interest and other........       --         --         --         --         --          --         --
                              -------   --------   --------   --------   --------    --------   --------
  Income before income
     taxes..................    2,663      5,030     11,235     19,627     24,882      17,755     22,431
  Provision for income
     taxes..................    1,235      2,114      4,522      7,799      9,819       7,019      8,812
                              -------   --------   --------   --------   --------    --------   --------
  Net income................  $ 1,428   $  2,916   $  6,713   $ 11,828   $ 15,063    $ 10,736   $ 13,619
                              =======   ========   ========   ========   ========    ========   ========
  Pro forma net income per
     share(1)...............
  Pro forma weighted average
     shares
     outstanding(1).........

                                                                                             AS OF
                                                                                        MARCH 31, 1997
                                         FISCAL YEAR ENDED JUNE 30,                 -----------------------
                            ----------------------------------------------------                    AS
                             1992       1993       1994       1995        1996       ACTUAL     ADJUSTED(2)
                            -------    -------    -------    -------    --------    --------    -----------
                            (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital........   $41,135    $44,394    $50,670    $51,945    $ 73,263    $ 85,640     $
  Total assets...........    83,050     85,835     92,059     98,893     121,045     138,132
  Shareholders'
     equity(3)...........    73,283     73,815     76,807     76,722      97,991     111,378

                                                  FISCAL YEAR ENDED JUNE 30,                        NINE MONTHS
                               ----------------------------------------------------------------        ENDED
                                  1992         1993         1994         1995           1996      MARCH 31, 1997
                               ----------   ----------   ----------   ----------     ----------   ---------------
SELECTED OPERATING DATA:
  Active direct marketing
    customers(4)(5)..........      41,000       47,000       48,000       59,000         71,000         81,000
  Number of SKUs(5)..........      40,000       50,000       60,000       70,000         80,000        100,000
  Number of publications per
    year.....................           5            6            6            9             13             11
    Total number of
      publications mailed....   1,154,000    1,416,000    1,403,000    2,285,000      3,048,000      2,724,000
  Direct-mail costs(6).......  $1,354,000   $1,551,000   $1,401,000   $2,261,000     $3,622,000     $3,175,000
  Showroom and distribution
    facilities(5)............           5            6            7           12             19             24
  Full Service Supply
    Programs:
    Customers(4)(5)..........           9           16           21           29             42             51
    Site locations(5)........          32           46           54           69             86            104

---------
(1) Gives effect to (i) the issuance on          , 1997 of       shares of Class
    B Common Stock to Kennametal for all periods presented and (ii) the assumed issuance for fiscal 1996 and the nine months ended March 31, 1997 of shares of Class A Common Stock to fund the excess of dividends over net income for the nine months ended March 31, 1997.
(2) As adjusted to reflect the sale of the       shares of Class A Common Stock
    offered hereby (assuming an initial public offering price of $         per
    share, the mid-point of the range set forth on the cover page of this Prospectus) and application of the estimated net proceeds therefrom. See "Use of Proceeds."
(3) During the periods presented, the Company paid no cash dividends.
(4) Number of customers that have purchased products from the Company within the 12 months preceding the relevant period end.
(5) Represents data at period end.
(6) Direct-mail costs include production and mailing costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The accompanying financial information of the Company includes the operations of the direct-marketing industrial supply business, namely J&L America, Inc. ("J&L"), a wholly owned subsidiary of Kennametal, and the integrated industrial supply programs ("Full Service Supply Programs") business of Kennametal prior to the Contribution. Prior to April 1, 1997, the Company had no separate legal status or existence. Kennametal incorporated the Company as a Pennsylvania corporation on April 28, 1997. Immediately prior to the Offering, shares of Class B Common Stock will be issued to Kennametal in exchange for its investment in the Company. The Company and Kennametal will operate as separate companies.

     The following discussion should be read in connection with the Consolidated Financial Statements of the Company and the related notes thereto appearing elsewhere in this Prospectus.

                                                              PERCENTAGE OF NET SALES
                                                  -----------------------------------------------
                                                                                    NINE MONTHS
                                                   FISCAL YEAR ENDED JUNE              ENDED
                                                             30,                     MARCH 31,
                                                  -------------------------       ---------------
                                                  1994      1995      1996        1996      1997
                                                  -----     -----     -----       -----     -----
Net sales......................................   100.0%    100.0%    100.0%      100.0%    100.0%
Cost of goods sold.............................    69.5      68.0      68.2        68.2      67.6
                                                  -----     -----     -----       -----     -----
Gross profit...................................    30.5      32.0      31.8        31.8      32.4
Operating expenses.............................    22.8      21.6      21.6        21.7      22.4
                                                  -----     -----     -----       -----     -----
Operating income...............................     7.7      10.4      10.2        10.1      10.0
Interest and other.............................      --        --        --          --        --
                                                  -----     -----     -----       -----     -----
Income before income taxes.....................     7.7      10.4      10.2        10.1      10.0
Provision for income taxes.....................     3.1       4.1       4.0         4.0       3.9
                                                  -----     -----     -----       -----     -----
Net income.....................................     4.6%      6.3%      6.2%        6.1%      6.1%
                                                  =====     =====     =====       =====     =====

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 1997 COMPARED TO NINE MONTHS ENDED MARCH 31, 1996

     Net Sales. Net sales for the nine month period ended March 31, 1997 were $225.2 million, an increase of 28% from $176.0 million for the nine month period ended March 31, 1996. Net sales increased primarily because of the addition of seven new showrooms, including a new distribution center, the addition of over 20,000 SKUs to the 1997 master catalog, which expanded the product offering to 100,000 SKUs and from the implementation of Full Service Supply Programs for 12 new customers covering 22 different facilities. Net sales also rose to a lesser extent because of increased sales to new customers in the United Kingdom and the continued ramp-up of existing Full Service Supply Programs. At March 31, 1997, the Company operated a total of 24 showrooms, including six distribution centers in the United States and one in the United Kingdom and provided Full Service Supply Programs to 51 customers covering 104 different facilities, as compared to 17 showrooms, including five distribution centers, in the United States and one in the United Kingdom, and Full Service Supply Programs for 39 customers covering 82 facilities at March 31, 1996.

     Gross Profit. Gross profit for the nine month period ended March 31, 1997 was $72.9 million, an increase of 30.2% from $56.0 million for the nine month period ended March 31, 1996. Gross margin for the nine month period ended March 31, 1997 was 32.4% compared to 31.8% for the nine month period ended March 31, 1996. The gross margin improved due to a higher percentage of metalworking products rather than related products sold to Full Service Supply Program customers. This was partly offset by more frequent product promotions and limited introductory pricing on products related to the opening of seven new showrooms.

     Operating Expenses. Operating expenses for the nine month period ended March 31, 1997 were $50.4 million, an increase of 31.9% from $38.2 million for the nine month period ended March 31, 1996. Operating expenses as a percentage of net sales were 22.4% for the nine month period ended March 31, 1997, compared to 21.7% in the same period in fiscal 1996. Operating expenses as a percentage of net sales increased as a result of higher costs associated with the start-up of seven new showrooms, including a new distribution center, and new Full Service Supply Programs for customers covering 22 different facilities. Such start-up costs included those for additional product promotions, increased direct mail costs and new customer marketing campaigns. Total costs for these items also rose due to increased sales volume. Also included in operating expenses were charges from Kennametal for warehousing, administrative, financial and management information systems services provided to the Company. Charges from Kennametal were $4.7 million for the nine month period ended March 31, 1997, an increase of 15.9% from $4.1 million for the nine month period ended March 31, 1996. Charges from Kennametal as a percentage of net sales were 2.1% for the nine month period ended March 31, 1997 compared to 2.3% in the same period in fiscal 1996. The increase in total charges from Kennametal resulted partly from higher start-up costs associated with a new client-server information system needed to support higher sales volume. Such charges are expected to decline slightly as a percentage of net sales in coming years. Charges from Kennametal could increase in the future due to the additional costs associated with operating as a public company. However, any such future increases are not expected to be material.

     Income Taxes and Net Income. The effective tax rate was 39.3% for the nine month period ended March 31, 1997 compared to 39.5% in the same period in fiscal 1996. Net income increased 26.9% to $13.6 million for the nine month period ended March 31, 1997, as a result of higher sales and an improved gross margin, offset by higher operating expenses.

FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

     Net Sales. Net sales for fiscal 1996 were $244.0 million, an increase of 29.6% from $188.2 million in fiscal 1995. Net sales primarily increased due to the addition of seven new showrooms, the addition of over 10,000 SKUs to the 1996 master catalog, bringing the total number of SKUs therein to 80,000 and from the implementation of Full Service Supply Programs for 13 new customers covering 17 different facilities. Net sales also increased to a lesser extent because of additional direct marketing campaigns, from increased sales to new customers in the United Kingdom and the continued ramp-up of existing Full Service Supply Programs. At June 30, 1996, the Company operated a total of 20 showrooms, including five distribution centers in the United States and one in the United Kingdom and provided Full Service Supply Programs to 42 customers covering 86 different facilities, as compared to 13 showrooms, including five distribution centers, in the United States and one in the United Kingdom, and Full Service Supply Programs for 29 customers covering 69 facilities at June 30, 1995.

     Gross Profit. Gross profit for fiscal 1996 was $77.6 million, an increase of 28.8% from $60.3 million in fiscal 1995. Gross margin for fiscal 1996 was 31.8% compared to 32.0% in fiscal 1995. The gross margin declined slightly as a result of more frequent product promotions and limited introductory pricing on products related to the opening of seven new showrooms. This decline was offset in part by improved margins on Full Service Supply Programs due to a higher percentage of sales of metalworking products rather than related products sold to Full Service Supply Program customers in fiscal 1995.

     Operating Expenses. Operating expenses for fiscal 1996 were $52.8 million, an increase of 29.8%, from $40.7 million in fiscal 1995. Operating expenses as a percentage of net sales were 21.6% in fiscal 1996, the same as in fiscal 1995. Operating expenses increased partly as a result of higher costs associated with the start-up of seven new showrooms and new Full Service Supply Programs for customers covering 17 different facilities. Such start-up costs included those for increased direct mail costs and new customer marketing campaigns. Costs for these items also rose due to increased sales volume. Operating costs also increased due to higher costs for more frequently issued catalogs in the United Kingdom than in fiscal 1995. Operating expenses, however, benefited from the elimination of amortization of a non-compete agreement related to the acquisition of J&L which became fully amortized in fiscal 1995. Charges from Kennametal were $5.7 million in fiscal 1996, an increase of 62.6% from $3.5 million in fiscal 1995. Charges from Kennametal as a percentage of net sales were 2.3%, compared to 1.8% in fiscal 1995. The increase in these charges as a percentage of net sales was attributable to the implementation of a new client-server information system which commenced in fiscal 1995 and other costs necessary to support higher sales volumes.

     Income Taxes and Net Income. The effective tax rate was 39.5% in fiscal 1996 compared to 39.7% in fiscal 1995. Net income increased 27.4% to $15.1 million in fiscal 1996 as a result of higher sales, offset by a slightly lower gross margin.

FISCAL YEAR ENDED JUNE 30, 1995 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1994

     Net Sales. Net sales for fiscal 1995 were $188.2 million, an increase of 29.9% from $144.9 million in fiscal 1994. Net sales primarily increased due to the addition of four new showrooms, the addition of 10,000 SKUs to the 1995 master catalog, bringing the total number of SKUs therein to 70,000. Also, during fiscal 1995, the Company launched its first catalog in the United Kingdom which resulted in an increase in sales in that region. Net sales also rose to a lesser extent because of the implementation of Full Service Supply Programs for eight new customers covering 15 different facilities and from the continued ramp-up of existing Full Service Supply Programs. At June 30, 1995, the Company operated a total of 13 showrooms, including five distribution centers in the United States and one in the United Kingdom and provided Full Service Supply Programs to 29 customers covering 69 different facilities, as compared to seven showrooms, including five distribution centers, in the United States and Full Service Supply Programs for 21 customers covering 54 facilities at June 30, 1994.

     Gross Profit. Gross profit for fiscal 1995 was $60.3 million, an increase of 36.2%, from $44.3 million in fiscal 1994. Gross margin for fiscal 1995 was 32.0% compared to 30.5% in fiscal 1994. The gross margin improved due to a higher percentage of sales of metalworking products rather than related products sold in conjunction with Full Service Supply Programs in fiscal 1994 and from increased sales to existing mail order customers.

     Operating Expenses. Operating expenses for fiscal 1995 were $40.7 million, an increase of 23.1% from $33.0 million in fiscal 1994. Operating expenses as a percentage of net sales were 21.6% in fiscal 1995, compared to 22.8% in fiscal 1994. Operating expenses increased as a result of higher costs associated with the start-up of four new showrooms, and new Full Service Supply Programs for customers covering 15 different facilities. Such start-up costs included those for increased direct mail costs. Costs for these items also rose due to increased sales volume. Operating expenses also increased due to expenditures necessary to begin direct marketing operations in the United Kingdom. Operating expenses benefited from lower amortization expense of a non-compete agreement related to the acquisition of J&L as compared to fiscal 1994. Charges from Kennametal were $3.5 million in fiscal 1995, an increase of 1.3% from $3.4 million in fiscal 1994. Charges from Kennametal as a percentage of net sales were 1.8% in fiscal 1995, compared to 2.4% in fiscal 1994. The decrease in these costs as a percentage of net sales was attributable to lower management information systems costs.

     Income Taxes and Net Income. The effective tax rate was 39.7% in fiscal 1995 compared to 40.2% in fiscal 1994. Net income increased 76.2% to $11.8 million in fiscal 1995 as a result of higher sales and an improved gross margin, offset by higher operating expenses.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

     The following table sets forth summary unaudited quarterly financial information for fiscal 1995 and 1996 and the first three quarters of fiscal 1997. In the opinion of management, such information has been prepared on the same basis as the Consolidated Financial Statements appearing elsewhere in this Prospectus and reflects all necessary adjustments (consisting of only normal recurring adjustments) for a fair presentation of such unaudited quarterly results when read in conjunction with the Consolidated Financial Statements and notes thereto. The operating results are not necessarily indicative of results for any future period as there can be no assurance that any trends reflected in such results will continue in the future.

                                                                 QUARTER ENDED
                                               --------------------------------------------------
                                               SEPTEMBER 30    DECEMBER 31    MARCH 31    JUNE 30
                                               ------------    -----------    --------    -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL 1995:
Net sales...................................     $ 40,771        $42,349      $53,358     $51,724
Gross profit................................       12,892         13,482       17,246      16,665
Net income..................................        2,511          2,480        3,887       2,950
Pro forma net income per share..............     $               $            $           $
FISCAL 1996:
Net sales...................................     $ 52,853        $56,520      $66,616     $67,980
Gross profit................................       16,586         18,018       21,368      21,671
Net income..................................        2,784          3,090        4,862       4,327
Pro forma net income per share..............     $               $            $           $
FISCAL 1997:
Net sales...................................     $ 70,018        $70,744      $84,433
Gross profit................................       21,945         23,110       27,801
Net income..................................        3,970          3,947        5,702
Pro forma net income per share..............     $               $            $

     Seasonal variations do not have a major effect on the Company's business. However, to varying degrees, traditional summer vacations and holidays often affect the Company's sales levels during the first and second quarters of its fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital needs have been to fund the working capital requirements necessitated by its sales growth, its showroom expansion program in the United States, the addition of new products and Full Service Supply Programs and its direct marketing activities in the United Kingdom. The Company's primary sources of financing have been cash from operations and borrowings from Kennametal. After completion of the Offering, the Company anticipates that its cash flows from operations, coupled with available net proceeds from the Offering, will be adequate to support its operations for the foreseeable future.

     Net cash provided by (used in) operating activities was $12.8 million for the nine month period ended March 31, 1997, $(3.3) million for the nine month period ended March 31, 1996, and $(5.0) million, $18.2 million and $9.6 million in fiscal 1996, 1995 and 1994, respectively. The increase in cash from operations for the nine month period ended March 31, 1997 from the nine month period ended March 31, 1996 resulted from higher net income and noncash transactions for services provided by and paid for by Kennametal and from improved utilization of working capital. The decrease in cash from operations from fiscal 1995 to fiscal 1996 resulted from an increase in accounts receivable and inventory related to additional SKUs, seven new showrooms and 13 new Full Service Supply Programs, offset in part by higher net income and noncash transactions for services provided by and paid for by Kennametal. The increase in cash from operations from fiscal 1994 to fiscal 1995 was primarily due to higher net income and noncash transactions for services provided by and paid for by Kennametal, offset by increased working capital requirements due to increased SKUs and the opening of four new showrooms and eight new Full Service Supply Programs.

     Net cash used in investing activities was $1.9 million for the nine month period ended March 31, 1997 compared to $1.4 million for the nine month period ended March 31, 1996 and $1.7 million, $0.9 million and $0.1 million in fiscal 1996, 1995 and 1994, respectively. These investments related primarily to capital expenditures for improved information systems and office and computer equipment to accommodate new product offerings and showroom openings.

     Net cash provided by (used in) financing activities was $(5.1) million for the nine month period ended March 31, 1997 compared to $(1.5) million for the nine month period ended March 31, 1996 and $0.6 million, $(15.4) million and $(7.2) million in fiscal 1996, 1995 and 1994, respectively. The increase in net cash payments to Kennametal for the nine month period ended March 31, 1997 from the nine month period ended March 31, 1996 was due to repayments to Kennametal for amounts previously advanced to the Company for working capital needs. The decrease in net cash payments to Kennametal from fiscal 1995 to fiscal 1996 was due to increased advances from Kennametal to the Company to fund its working capital needs. The increase in net cash payments to Kennametal from fiscal 1994 to fiscal 1995 was due to repayments to Kennametal for amounts previously advanced to the Company for working capital needs.

     The net proceeds from the Offering, after deducting estimated underwriting
discounts and expenses are estimated to be approximately $       million (or
approximately $       million if the Underwriters' over-allotment option is
exercised in full) and will be used: (i) to repay $20.0 million of indebtedness related to a dividend paid to Kennametal on April 28, 1997, (ii) to repay amounts due to Kennametal totaling approximately $19.0 million relating to acquisitions, income taxes and employee benefit obligations, (iii) to construct a new midwest distribution center, (iv) to provide working capital for new showrooms and Full Service Supply Programs and (v) to fund acquisitions which the Company is currently considering. Pending such uses, the net proceeds will be loaned to Kennametal in exchange for a note bearing interest at a fluctuating rate equal to Kennametal's short term borrowing costs which provides for the repayment of amounts due thereunder upon demand by the Company. Kennametal's short term borrowing rate during April 1997 was approximately 5.75%. Kennametal will maintain unused lines of credit to enable it to repay any portion or all of such loans upon demand by the Company.

     The Company anticipates that its accounts receivable will continue to increase due to increased sales levels and that inventory levels will also increase due to the addition of new products, showrooms and Full Service Supply Programs. Full Service Supply Program sales will experience a gradual reduction due to the termination of the GE contract. The Company, however, believes that by redeploying its resources to existing Full Service Supply Program customers and by offering Full Service Supply Programs to new customers, it will be able to offset in part by fiscal 1997 and completely by fiscal 1998 the reduction in net sales. The Company believes that cash flows from operations will be sufficient to fund future growth coupled with the net proceeds to be received from the Offering.

     The Company also believes it will have adequate funds to meet planned capital expenditure needs. However, if the Company were to make any material acquisitions, the Company may be required to obtain debt or equity financing. The Company is not currently engaged in any material acquisition negotiations. However, no assurance can be given that the Company will not negotiate or consummate acquisitions in the near future.

     On April 25, 1997, the Company, through J&L, obtained a $25.0 million line of credit with a bank and shortly thereafter borrowed $20.0 million under the line of credit to fund a dividend to Kennametal. Upon completion of the Offering, a portion of the net proceeds will be used to repay the borrowings under the line of credit. Interest payable under the line of credit is based on the LIBOR rate plus 25 basis points and is required to be repaid in full within six months. Kennametal has guaranteed repayment of the line of credit in the event of default by the Company. In addition, J&L has a separate credit facility aggregating $2.0 million used to support letters of credit with foreign vendors. No amounts were outstanding under the credit facility as of March 31, 1997.

     On April 25, 1997, the Company entered into an agreement to acquire all of the outstanding stock of Strelinger. Strelinger, with annualized sales of approximately $30.0 million in 1996, is based in Troy, Michigan and is engaged in the distribution of metalcutting tools and industrial supplies. The Company will pay approximately $4.0 million in cash and will assume certain liabilities totaling $7.0 million. The Company will initially borrow the necessary funds from Kennametal to pay for this acquisition and will then use a portion of the net proceeds of the Offering to repay Kennametal.

TERMINATION OF LARGE CONTRACT

     For the nine month period ended March 31, 1997, the Company had $225.2 million in net sales of which $36.5 million of net sales were related to a Full Service Supply Program contract with GE for services provided at certain metalworking manufacturing facilities within GE's Aircraft Engine Group (the "GE Contract"). The operating margin related to the GE Contract was lower than the Company's other Full Service Supply Program contracts. Many of the products provided by the Company to GE under the GE Contract fell outside of the Company's core focus on metalworking consumables and related products.

     In April 1997, the Company conducted extensive negotiations with GE relating to the continuation of the GE Contract. After careful evaluation, the Company concluded that it was not in its best interest to accede to certain price concessions requested by GE. As a result, GE served notice to the Company that the GE Contract would not be renewed for a significant portion of the manufacturing facilities served by the Company.

     The Company is currently developing a plan of disengagement from those manufacturing sites that are not being continued. Although such plan has not yet been fully developed and reviewed with GE, the Company expects that it will result in a gradual reduction in future sales to GE until the implementation of this disengagement plan is completed, which is expected to occur by June 1998. In fiscal 1998 in conjunction with such disengagement, the Company expects sales to GE to amount to approximately 30% of the total amounts to be received by the Company in fiscal 1997 under the GE Contract. Ongoing sales to GE for those manufacturing sites that will continue to be served by the Full Service Supply Programs are expected to amount to approximately 10% of the total amounts to be received by the Company in fiscal 1997 under the GE Contract.

     The Company is currently redeploying its resources related to the GE Contract to take advantage of requests by certain current Full Service Supply Program customers to ramp-up their existing programs at an increased rate as well as to offer Full Service Supply Programs to new customers. However, there can be no assurance that the Company will be able to replace the revenues received from the GE Contract within the foreseeable future period or at all. No other customer accounted for more than six percent of the Company's net sales or for the nine months ended March 31, 1997.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company adopted SFAS No. 121 on July 1, 1996 and the adoption of SFAS No. 121 did not have an impact on the Consolidated Financial Statements as the statement is consistent with existing Company policy.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123, companies may elect to account for stock-based compensation plans using a fair-value-based method or may continue measuring compensation expense for those plans using the intrinsic-value-based method. Companies electing to continue using the intrinsic-value-based method must provide pro forma disclosure of net income and earnings per share as if the fair-value-based method had been applied. Management intends to account for stock-based compensation using the intrinsic-value-based method and, as such, SFAS No. 123 will not have an impact on the Company's results of operations or financial position. The required disclosure will be provided in the Company's fiscal 1997 consolidated financial statements.

     The FASB also recently issued SFAS No. 128, "Earnings Per Share ("SFAS No. 128") and SFAS No. 129, "Disclosure of Information about Capital Structures" ("SFAS No. 129"). SFAS No. 128 was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all prior period earnings per share ("EPS") data to be restated to conform to the provisions of the statement. This statement's objective is to simplify the computations of EPS and to make the U.S. standard for EPS computations more compatible with that of the International Accounting Standards Committee. The

Company will adopt SFAS No. 128 in fiscal 1998 and does not anticipate that the statement will have a significant impact on its reported EPS.

     SFAS No. 129 was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all companies to provide specific disclosure regarding their capital structure. SFAS No. 129 will specify the disclosure for all companies, including descriptions of their capital structure and the contractual rights of the holders of such securities. The Company will adopt SFAS No. 129 in fiscal 1998 and does not anticipate that the statement will have a significant impact on its disclosure.

EFFECTS OF INFLATION

     Despite modest inflation in recent years, rising costs continue to affect the Company's business. However, the Company does not believe that inflation has had a material effect on its results of operations in recent years. The Company strives to minimize the effects of inflation through cost containment and price increases under highly competitive conditions.

                                    BUSINESS

THE COMPANY

     The Company is one of the largest suppliers of a broad range of metalworking consumables and related products to customers in the United States, offering a full line of cutting tools, carbide and other tool inserts, abrasives, drills, machine tool accessories, hand tools and other industrial supplies. To meet the varying supply needs of small, medium and large-sized customers, the Company offers: (i) a direct-marketing program, whereby the Company supplies predominantly small and medium-sized customers through catalog and showroom sales and (ii) integrated industrial supply programs, by which large industrial manufacturers engage the Company to carry out all aspects of complex metalworking supply processes, including needs assessment, cost analysis, procurement planning, supplier selection, "just-in-time" restocking of supplies and ongoing technical support. The Company also conducts its direct-marketing program for small and medium-sized customers in the United Kingdom.

     The Company estimates the size of the United States market for metalworking consumables and other related products in which the Company participates at approximately $50.0 billion. The Company believes it has and will continue to enjoy strong growth from two important trends now impacting the industrial supply industry. First, the industrial supply industry is experiencing consolidation of currently fragmented distribution channels, as customers seek and technology makes possible, the convenience, cost savings and economies of scale associated with single sources of supplies. Second, to achieve even greater cost savings and efficiencies, manufacturers are outsourcing complex procurement and possession processes needed to supply metalworking products that are critical to their manufacturing operations. As a market leader with a broad range of products and services and proven capabilities, the Company is well-positioned to continue to take advantage of these industry trends.

     The direct-marketing program serves the needs of predominantly small and medium-sized metalworking customers by offering 100,000 SKUs through the Company's 1,465 page master catalog, the Advantage, additional mailings and advertisements, telemarketing efforts, direct sales efforts and 24 showrooms. The Company offers customers the advantages of (i) a single source of supply for all metalworking consumables and related products, (ii) a tiered product offering (such as "good," "better" and "best"), (iii) same-day pick-up for the most popular products stocked at showrooms, (iv) same-day direct shipping and
(v) a state-of-the-art order entry system that tracks product availability and pricing, provides technical product information and results in an order being completed in an average time of two and one half minutes. In addition, the Company has a dedicated sales force based in each showroom that actively calls on targeted customers.

     Full Service Supply Programs allow customers to achieve substantial cost savings in metalworking consumables and overall manufacturing processes by outsourcing the entire process of acquiring and possessing metalworking and related products at manufacturing facilities. Customers, such as General Motors Corporation, Allied Signal and Emerson Electric, use Full Service Supply Programs at designated manufacturing facilities to (i) consolidate all of their metalworking consumables and related product purchases with one vendor, (ii) eliminate a significant portion of the administrative overhead burden associated with the internal purchasing function, (iii) ensure appropriate technical expertise in the selection and use of supplies for complex metalworking processes and (iv) minimize the level of investment in tooling inventory, thereby reducing inventory carrying costs. The Company's technical experts customize and manage a comprehensive computerized product identification, tracking and purchasing system that analyzes and optimizes supply usage, helps select appropriate products and allows for "just in time" replacement of inventory. To increase efficiency and maximize cost savings for its customers, the Company also provides ongoing application assistance in the usage of metalworking tools. The Company believes that its Full Service Supply Programs typically reduce customers' costs of acquiring, possessing and using metalworking products by approximately 5% to 20% per year.

     The Company has grown rapidly due to geographic expansion, expanded product offerings, increased direct mailings and an increased demand for both single-source supply and integrated industrial supply programs such as its Full Service Supply Programs. From fiscal 1993 through fiscal 1996, the Company's net sales increased from $109.4 million to $244.0 million, representing a CAGR of 30.7%. Operating income during this period increased from $5.0 million to $24.9 million, representing a CAGR of 70.4%. During this same period, the Company's number of active direct-marketing customers increased from 47,000 to 71,000 and the number of such customers who purchase annually over $10,000 of products increased from 800 to 2,300. Specific drivers of growth include:

     - STRONG GROWTH IN EXISTING MARKETS. The Company has grown its net sales 84% from fiscal 1993 through fiscal 1996 in areas where it has had an existing showroom as of the beginning of fiscal 1993 or which have been served only through catalog sales. The Company did not add a showroom in these areas during that period. The primary source of this growth has been from areas where a showroom existed. In these areas, the Company gained marketshare through targeted marketing to existing and prospective customers.

     - PENETRATION OF NEW MARKETS. From fiscal 1993 through fiscal 1996, sales have grown 233% in areas in which new showrooms have been added, with 12 new showrooms in the United States and one in the United Kingdom added during the period. Along with these showrooms, the Company uses a focused sales call process to build sales.

     - EXPANDED PRODUCT OFFERINGS. From the beginning of fiscal 1993 through fiscal 1996, the Company added over 600 pages, including 40,000 new SKUs and 165 product brand names and private labels, to its annual master catalog.

     - EXPANSION OF FULL SERVICE SUPPLY PROGRAMS. From the beginning of fiscal 1993 through fiscal 1996, the number of customers in Full Service Supply Programs increased from nine to 42, with site locations increasing from 32 to 86.

     The Company believes that a significant factor contributing to its growth has been its ability to identify itself as an affiliate of Kennametal, the largest North American provider of metalcutting tools and tooling systems. The Company also relies upon and markets its access to Kennametal's research and technical expertise in tooling products and supplies. See "Risk Factors--Control by Kennametal." The Company was incorporated in Pennsylvania on April 28, 1997 to be a holding company for the Industrial Supply Business.

     The address of the Company's principal executive offices is State Route 981 South, P.O. Box 231, Latrobe, Pennsylvania 15650 and its telephone number is
(412) 539-5000.

INDUSTRY OVERVIEW

     The Company operates in a large, fragmented industry characterized by multiple channels of distribution. The Company estimates the size of the United States market for metalworking consumables and related products in which the Company participates at approximately $50.0 billion. The Company believes that there are numerous small retailers, dealers and distributors, substantially all of which have annual sales of less than $10 million, which supply a majority of this market. The distribution channels in the metalworking consumables and related products market include retail outlets, small dealers, regional and national distributors, utilizing direct sales forces, and manufacturers' representatives.

     The Company believes that increasing numbers of industrial manufacturers are searching for ways to reduce costs by eliminating the inefficiencies of traditional industrial supply distribution. This growing recognition by customers of the high costs and operational inefficiencies associated with purchasing industrial supplies from traditional distributors has increased demand for alternative methods of distribution, leading to the development of programs which are generally referred to as "integrated supply." These programs vary widely, but include such concepts as corporate purchasing cards, industrial supply consortiums and direct-mail supply.

     The traditional model for the distribution of industrial supplies is burdened by both the duplication and the inefficient performance of multiple functions. In the traditional model, the industrial distributor must (i) source and absorb the freight costs for the item, (ii) receive, warehouse and account for the item, (iii) invest in inventory and incur the associated carrying costs and (iv) market and sell the item to the end user. Once the need for the item arises, the manufacturing facility requiring the item must repeat many of these steps, including (i) sourcing and absorbing the freight costs for the item, (ii) receiving, warehousing and accounting for the item, (iii) investing in inventory and incurring the associated carrying costs and (iv) issuing the item to the user in the manufacturing facility. Through the Company's integrated Full Service Supply Programs, which focus on the acquisition, possession and use of metalworking consumables and related products, each activity is performed only once. The procurement of industrial supplies is generally outside the core activity of most manufacturers. For example, industrial supplies are generally purchased by personnel whose expertise in purchasing these items is limited. In addition, supplies are typically stored in a number of locations within an industrial facility, resulting in excess inventories and duplicate purchase orders. Finally, the Company believes that industrial supplies are frequently purchased by multiple personnel in uneconomic quantities, and a substantial portion of most facilities' industrial supplies are one-time purchases which entail higher per item prices and time-consuming administrative efforts. As a result, the Company believes that there is often potential to manage the industrial supply procurement process more efficiently and with greater cost savings. The Company believes its Full Service Supply Programs eliminate the duplication and waste inherent in the traditional industrial distribution model. The Company streamlines the procurement process and generates system-wide savings generally ranging from 5% to 20% of customers' annual acquisition, possession and usage costs for such products.

     In addition to the cost savings inherent in eliminating several steps in the distribution process, the Company believes its expertise in the use of metalworking products that it procures and delivers in its Full Service Supply Programs also leads to ongoing operational improvements at the customers' manufacturing facilities.

     Despite the apparent inefficiencies of the traditional industrial supply purchasing process, long-standing relationships with local retailers and distributors have generally perpetuated the status quo. Due to limited capital availability, high operating cost structures and smaller sales volumes, suppliers to the industrial market are experiencing increasing pressure to consolidate and curtail services and certain product lines in order to remain competitive. Even large suppliers with extensive field sales forces are finding it increasingly difficult to visit all buyers cost-effectively and to provide the support necessary to satisfy their demands for cost containment and improved efficiency. The Company believes that the relative inability of traditional distribution channels to respond to these changing industry dynamics has created a continuing opportunity for the growth of direct marketing and integrated supply organizations such as the Company. As a result of these dynamics, non-traditional distributors, such as the Company, have captured an increasing share of sales by providing lower total purchasing costs, better product selection and a higher level of service. As a leading non-traditional supplier with proven capabilities both in direct marketing and integrated supply, the Company believes it is well-positioned to continue to take advantage of present market dynamics and enjoy continued growth in market share.

BUSINESS STRATEGY

     The Company's business strategy is to become the preferred supplier of metalworking consumables and related products to the metalworking industry by being a "one-stop shop" for metalworking products for small and medium-sized customers and by offering managed solutions for large customers. The Company believes its market-leadership position results from the successful implementation of its business strategy, the major elements of which include:

     - BREADTH OF METALWORKING PRODUCTS AND METALWORKING FOCUS. As its customers continue to consolidate their suppliers, the Company differentiates itself through its breadth of metalworking products and metalworking focus. The Company believes its ability to offer a broad spectrum of metalworking products and a tiered product selection alternative through which similar product offerings with varying degrees of name recognition, quality and price are categorized, such as "good," "better" and "best," has been an important component in expanding direct marketing sales to small and medium-sized customers. The Company's metalworking focus also enables the Company to understand complex industrial metalworking processes so as to provide valuable technical advice that reduces costs to its Full Service Supply Program customers.

     - EXCEPTIONAL CUSTOMER SERVICE. The Company emphasizes exceptional customer service supported by sophisticated information systems and ongoing employee training. The Company's telemarketing representatives, utilizing sophisticated customer support software, inform catalog customers on a real-time basis of the Company's product availability and pricing, verify credit information, update customer information and provide technical product information in calls lasting on average only two and one-half minutes. For customers participating in its Full Service Supply Programs, the Company provides continuous improvement specialists to ensure quality service and low costs by assisting such customers in the acquisition, possession and use of metalworking consumables and related products.

     - RAPID FULFILLMENT AND JUST-IN-TIME PRODUCT DELIVERY. The Company believes that its ability to fulfill rapidly the orders of convenience-driven customers and manage complex procurement processes for large clients has been critical to its growth. The Company has developed highly efficient inventory management and order fulfillment systems that allow more than 99% of domestic orders received by 5:00 p.m. to be shipped on the same day and delivered by low-cost ground carriers. In addition, in its Full Service Supply Programs, the Company uses sophisticated systems that permit "just-in-time" purchasing and delivery of products resulting in low costs to its customers.

     - COMMITMENT TO TECHNOLOGICAL INNOVATION. The Company uses technology to benefit customers and to improve the Company's productivity and efficiency. The Company's sophisticated customer support software tracks all 100,000 SKUs, enabling its telemarketing representatives to inform catalog customers on a real-time basis of the Company's product availability and pricing, verify credit information, update customer information and provide technical product information. The software for Full Service Supply Programs allows the Company to manage and automate a large customer's entire processes related to the acquisition, possession and use of metalworking consumables and related products.

GROWTH STRATEGY

     The Company's objective is to expand its leadership position as a preferred supplier to small, medium and large customers for metalworking consumables and related products. The major elements of the Company's growth strategy include:

     - INCREASED PENETRATION OF EXISTING MARKETS. The Company intends to increase sales to small and medium-sized consumers by (i) expanding targeted direct-mail and related campaigns, (ii) increasing the number of products, product lines, product brand names and private labels offered in its master catalog and (iii) focusing the Company's sales force on marketing to these consumers. The Company plans to build on its comprehensive marketing approach, which includes special showroom events and targeted direct-mail and ongoing product promotions. In markets in which the Company has had showrooms for at least three years, such as the Detroit metropolitan area, the Company intends to increase its market share by adding showrooms and expanding the services it offers to its customers. The Company also plans to build on its reputation with Full Service Supply Program customers to expand into other facilities of such customers, while seeking new customers.

     - FURTHER EXPANSION INTO NORTH AMERICAN MARKETS. To continue expanding its North American presence, the Company plans to increase distribution capacity and operational efficiency, add new showrooms and increase the customer base for its Full Service Supply Programs. The Company plans to construct a new midwest distribution center with a portion of the proceeds from the Offering. New showrooms have historically resulted in substantial growth in sales in the surrounding territory. For example, when the Company opened its showroom in Atlanta in September 1995, sales in that market increased by over 200% in the following nine months. The Company has showrooms in 19 of the top 50 industrial markets in the United States and intends to have showrooms in 40 of such 50 markets over the next several years. In connection with this expansion, the Company will continue to consider strategic acquisitions of metalworking distributors, such as the Strelinger Acquisition in April 1997. The Company also intends to continue to leverage its relationship with Kennametal to market its Full Service Supply Programs to large industrial metalworking customers of Kennametal. The Company estimates that the market for Full Service Supply Programs consists of 12,000 to 15,000 large industrial manufacturing facilities in the United States. The Company also intends to customize versions of its Full Service Supply Programs to meet the needs of medium-sized industrial facilities.

     - EXPANSION INTO INTERNATIONAL MARKETS. The Company believes that the consolidation and outsourcing trends which provide growth opportunities in the United States also offer comparable opportunities in international markets. The Company entered the United Kingdom market in fiscal 1995 with a 256-page catalog which included over 30,000 products. In April 1997, the Company released an 800-page catalog which includes over 60,000 products. The Company now has over 13,000 active customers in such market. Over the next five years, the Company anticipates launching additional direct-marketing efforts and opening showrooms in the United Kingdom, Germany and certain other European countries and is considering direct marketing in certain other countries. The Company is also planning to introduce its Full Service Supply Programs into international markets, such as the United Kingdom and Germany, by offering this service to foreign manufacturing facilities of the Company's domestic Full Service Supply Program customers and to Kennametal's foreign customers.

PRODUCTS AND MARKETING

     The Company sells a full line of cutting tools, carbide and other tool inserts, abrasives, drills, machine tool accessories, hand tools and other industrial supplies through direct marketing and Full Service Supply Programs. The Company had in excess of 81,000 active customers as of March 31, 1997, ranging from small one-person machine shops to Fortune 500 companies. To serve this market, the Company focuses its direct-marketing efforts on small and medium-sized metalworking customers, while its Full Service Supply Programs are targeted to large industrial manufacturers.

     The Company intends to become the preferred supplier of metalworking consumables and related products to the metalworking industry. The Company's catalogs, flyers and other direct-marketing efforts are focused on small to medium-sized metalworking customers, although catalog purchasers may include large metalworking facilities that have an immediate need for a particular metalworking product. These customers include machine shops, dealers, institutions, such as vocational and technical schools, and home hobbyists.

     The Company's direct-marketing efforts are multi-faceted, creating sales growth in four ways, including through: (i) a dedicated sales force based in each showroom that actively calls on targeted customers, (ii) showrooms which have various promotional events, display high volume products, and provide the ease of local pickup, (iii) a master catalog which facilitates sales through the Company's highly efficient telemarketing sales process and (iv) direct mailings of brochures and flyers, which provide a constant flow of promotional materials to existing and prospective customers.

     Each market that is served by a showroom has a sales representative dedicated to calling on a specific, focused list of customers. These sales representatives help build customer relationships to facilitate showroom and catalog sales.

     The showrooms serve several functions by providing promotional opportunities, convenience of local pickup and personal service to its customers. Each showroom has periodic promotional events, such as grand opening events and customer appreciation days (barbecue luncheons and other such events) that can attract as many as 900 customers. If a customer has an immediate need for the Company's products, the showroom enables the customer to pick up any of the Company's 12,000 to 15,000 most popular products. The showrooms provide the Company another point of access to customers to build relationships and provide personal service.

     The Company utilizes an annual master catalog which currently offers 100,000 SKUs, a 100% increase in SKUs since fiscal 1993. The number of active customers placing catalog orders during such period increased from 41,000 to 81,000. The average size of a catalog order received by the Company in fiscal 1996 was $130, and the number of customers who purchase annually over $10,000 of products increased from 800 to 2,300 from fiscal 1993 through fiscal 1996. The Company attributes a portion of this sales growth to the increased number of SKUs offered in its catalogs. In this regard, the Company intends to continue to add new metalworking product categories and increase the number of metalworking products offered within existing categories in its efforts to gain new customers and increase sales from existing customers.

     The Company's master catalog and other mailings offer specific products from over 600 vendors at different prices and quality levels which permits the Company to offer a tiered product selection alternative. This alternative provides the customer a choice among similar product offerings with varying degrees of name recognition, quality and price, such as "good," "better" and "best," thus permitting the customer to choose the appropriate product for a specific task at the lowest cost. For example, if a customer requires a drill bit to drill 10 holes, it would be inefficient to purchase the top-of-the-line name brand drill bit which is capable of drilling 1,000 holes. The number of publications mailed by the Company to customers has significantly increased from approximately 1.4 million mailed in fiscal 1993 and is expected to reach approximately 3.4 million in fiscal 1997. The Company's in-house staff designs and produces the content of all of its catalogs, brochures and flyers. Each publication is printed with photographs, contains detailed product descriptions and includes a toll-free telephone number to be used by customers to place a product order. In-house production of these marketing materials helps reduce overall expense and shorten production time, allowing the Company the flexibility to alter its product offerings and pricing and refine its catalog, brochure and other formats more quickly.

     The Company believes that its product alternative offerings and knowledgeable customer service and support personnel result in significant amounts of repeat business. On average, the Company annually has retained approximately 97% of its customers who purchase over $2,000 of products.

     The Company procures and delivers a broad range of metalworking consumables and related products to large metalworking facilities through its Full Service Supply Programs. These customers include automotive manufacturers such as General Motors Corporation's Saturn division, suppliers to the automotive industry such as Dana Corporation, aerospace industry manufacturers such as Pratt & Whitney and Allied Signal, oil equipment suppliers such as Baker Hughes and other major industrial suppliers and manufacturers who cut, form, shape, grind, drill or machine metal or other hard materials. Large metalworking facilities traditionally purchase substantial quantities of industrial supply products from numerous vendors. In an effort to lower costs, managers of many of these large facilities have been attempting to curtail the number of vendors used and the administrative overhead costs devoted to the purchasing process as well as to pursue inventory reduction programs. The Company believes that large metalworking facilities often incur excess costs for the acquisition, possession and use of industrial supply products because these items are frequently stored in and ordered by multiple locations, resulting in excess inventories, obsolescence, duplicative purchase orders and time-consuming administrative efforts by multiple plant personnel who lack product knowledge.

     To address the needs of such large metalworking customers, the Company offers various tiers of integrated supply services ranging from programs that supply only metalworking cutting tools and inserts to those which supply all metalworking and other related products. In a Full Service Supply Program, the Company replaces a customer's product purchasing system at a manufacturing facility with the Company's comprehensive proprietary computerized identification, product tracking and purchasing systems. The Company creates for each type of metalworking product used by the customer a proprietary identification of the type and manufacturer of such product. At the customer's facility, the Company organizes the customer's storage of metalworking products into one or more tool cribs and places into compartments in each tool crib sealed boxes containing a specified quantity or lot of each type of product. A proprietary inventory control card (a "Kanban" card) is attached to each box which contains in barcoding the product identification information, the quantity of products within the box, the relevant tool crib and other information. When a customer's employee needs a product, the employee removes the relevant box from the tool crib, detaches the Kanban card and places it in a separate container and uses the needed product. The detached Kanban cards are collected daily from all of the tool cribs and transmitted either electronically or by facsimile to the Company which enters the information contained on the Kanban card into the Company's computerized product tracking and purchasing systems. The Company's systems use this information to manage on a "just-in-time" basis the timing of the sale and delivery to the customer's tool cribs of all of the metalworking consumables and other products which the customer needs in its manufacturing processes at that facility.

     The Company believes that its Full Service Supply Programs typically reduce by 5% to 20% annually the cost to its customers of acquiring, possessing and using metalworking products. Such programs reduce the quantity of such consumables which the customer must maintain in its tool cribs through the Company's "just-in-time" system, assure delivery to the correct location within the customer's facility of the proper metalworking products, perform the quality assurance function for the customer and furnish technical assistance to the customer. The Company also provides various levels of electronic data interchange ("EDI") with Full Service Supply Program customers to enhance their cost reduction efforts. The Company can use EDI with a customer for invoicing, funds transfer, ordering, shipping and acknowledgment. The Company also provides independent testing and evaluation of competing manufacturer's products.

     The Company intends to continue to leverage its relationship with Kennametal to market its Full Service Supply Programs to large industrial metalworking customers of Kennametal, which include a significant portion of all metalworking manufacturers in North America, and to leverage its relationship with existing Full Service Supply Program customers in order to introduce its integrated supply programs in multiple facilities of such customers. The Company also intends to customize versions of its Full Service Supply Programs to meet the needs of medium-sized industrial facilities.

     A significant number of the Company's products are carried in stock at the Company's 13 distribution centers and warehouses, seven of which are shared with Kennametal. See "Relationship with Kennametal-- Shared Facilities Agreements." Most orders are filled from these distribution centers and warehouses. The distribution centers range in size from 1,500 to 100,000 square feet and typically include a showroom. The Company currently has six distribution centers in the United States located in Charlotte, North Carolina; Chicago, Illinois; Dallas, Texas; Detroit, Michigan; Hartford, Connecticut; and Los Angeles, California.

CUSTOMER SERVICE

     The Company believes that customer service and support are critical components of its success. For small and medium-sized customers, one of the Company's goals is to make purchasing its products as convenient as possible. Since a majority of these orders are placed by telephone, the efficient handling of calls is an extremely important aspect of the Company's business. Order entry and fulfillment occurs at each of the Company's distribution centers and warehouses. Calls are received by one of the Company's 85 inbound telemarketing representatives who utilize on-line terminals to enter customer orders into computerized order processing systems. The Company's telephone ordering system is flexible and, in the event of a local or regional breakdown, can be rerouted to alternative locations. These inside sales representatives are highly trained individuals who respond to customer inquiries and process and update customer account profiles in the Company's information system databases in a call which usually lasts an average of two and one-half minutes. While taking an order, these sales representatives are able to inform catalog customers on a real-time basis of the Company's product availability and pricing, verify credit information, update customer information and provide technical product information. The Company also maintains a separate technical support group available to all customers by telephone dedicated to answering specific customer inquiries and assisting customers with the operation of products and finding low-cost solutions to manufacturing problems. The Company provides several weeks of training to new sales representatives concerning its extensive product offering, the use of its sophisticated customer support software and the Company's approach to customer service. The Company also sponsors the attendance by a number of its employees at vocational metalworking training programs to familiarize them better with the selection, application and use of the Company's products.

     When a direct-marketed order is entered into the system, a credit check is performed and, if the credit is approved, the order is electronically transmitted to the distribution center, warehouse or showroom closest to the customer and a packing slip is printed for order fulfillment. Most of the orders placed with the Company are shipped by United Parcel Service ("UPS") and, to a limited extent, by various other freight lines and local carriers. Air freight is also used when appropriate. The Company is not dependent on any one carrier and believes that alternative shipping arrangements can be made with minimal disruption to operations in the event of the loss of UPS as the Company's primary carrier. The Company believes that its relationships with all of its carriers are excellent. The Company guarantees same-day shipping if the order is received prior to

5:00 p.m. local time, with most customers receiving orders (other than custom items and large industrial items shipped directly by the manufacturer) within one or two business days of the order date. Customers are invoiced for merchandise, shipping and handling charges promptly after shipment. Back order levels are immaterial.

     The Company currently operates 23 domestic showrooms at which customers may purchase products or pick-up products which have been ordered. Showrooms serve as beacons in geographic areas in which the Company attempts to establish relationships with and provide personal service to customers in those areas. Each showroom has approximately 6,000 to 10,000 square feet of space and consists of a small area in which the Company stocks the most frequently ordered products and kiosks at which products are ordered and customer information is obtained or updated. The Company selects showroom location sites based upon its assessment of potential customers in a geographic area and their proximity to a distribution center.

     For customers participating in its Full Service Supply Programs, the Company provides continuous improvement specialists to assist such customers, assume responsibility for quality certification programs for vendors' tooling products, provide independent test results of competing tooling vendors' products, negotiate discounts with tooling vendors and implement EDI ordering, billing and payment. In addition, the Company's continuous improvement specialists assist Full Service Supply Program customers in the acquisition, possession and use of industrial supplies.

INFORMATION SYSTEMS

     The sophisticated information systems used by the Company allow centralized management of key functions, including communication links between distribution centers, inventory and accounts receivable management, purchasing, pricing, sales and distribution, and the preparation of daily operating control reports that provide concise and timely information regarding key aspects of its business. These information systems enable the Company to ship to customers on a same-day basis, respond quickly to order changes and provide a high level of customer service. These systems enable the Company to achieve cost savings, deliver exceptional customer service, manage its operations centrally and manage its Full Service Supply Programs. Certain of the Company's information systems operate over a wide area network and represent real-time information systems that allow each distribution center to share information and monitor daily progress relating to sales activity, credit approval, inventory levels, stock balancing, vendor returns, order fulfillment and other performance measures. The Company also maintains a sophisticated buying and inventory management system that monitors substantially all of its SKUs and automatically purchases inventory from vendors for replenishment based on projected customer ordering models. The Company has invested significant resources in developing an extensive customer and prospect database which includes detailed information, including customer size, industry of operation, various demographic and geographic characteristics and purchase histories of Company products. The Company also provides EDI invoicing, funds transfer, ordering, shipping and acknowledgment to large customers. As the Company's growth continues, the Company expects to continue to improve and upgrade its information systems and intends to implement Kennametal's SAP R/3, a new client-server information system.

SUPPLIERS

     The Company purchases substantially all of its products for its direct marketing and Full Service Supply Programs from approximately 600 vendors. In fiscal 1996 and for the nine months ended March 31, 1997, approximately 7% and 15%, respectively, of the Company's sales were of Kennametal products. Other than Kennametal, the Company is not materially dependent on any one supplier or small group of suppliers. If a Full Service Supply Program customer desires to continue ordering a particular brand of metalworking tool or obtains or has a contract providing for more favorable pricing than the Company generally obtains, the Company will assume that contract or enter into a similar contract for the limited purpose of supplying such product to that customer. Other than Kennametal, no single supplier accounted for more than 5% of the Company's total purchases in fiscal 1996. See "Relationship with Kennametal."

ACQUISITIONS

     In April 1997, the Company acquired Strelinger, a distributor of metalcutting tools and supplies based in Troy, Michigan with annual sales of approximately $30.0 million. The Company believes Strelinger's customer base and service capabilities will enhance the Company's ability to serve medium-sized customers better and strengthen further the Company's market presence in southeastern Michigan.

     As the industrial supply industry continues to consolidate, the Company is actively considering acquisitions as part of its growth strategy if opportunities arise. From time to time, the Company has engaged in and will continue to engage in preliminary discussions with respect to potential acquisitions. The Company is not currently a party to any oral or written acquisition agreement or engaged in any negotiations with respect to any material acquisition candidate.

COMPETITION

     The metalworking supply industry is a large, fragmented industry that is highly competitive. The Company faces competition (i) in the small and medium-sized metalworking markets from traditional channels of distribution such as retail outlets, small dealers, regional or national distributors utilizing direct sales forces, and manufacturers' representatives and (ii) in the large industrial metalworking market from large distributors and other companies which offer varying degrees and types of integrated industrial supply programs. The Company believes that sales of metalworking products will become more concentrated over the next few years, which may make the industry more competitive. Certain of the Company's competitors offer a greater variety of products (including nonmetalworking products) and have substantially greater financial and other resources than the Company. The Company believes that customer purchasing decisions are primarily based on one or more of the following criteria: product price, product selection, product availability, superior customer service, total cost of acquisition, possession and use of products and convenience. The Company seeks to distinguish itself from other direct marketers and distributors of industrial supplies through its national presence and metalworking focus, its application of information technology and its attractive, modern showrooms.

EMPLOYEES

     As of March 31, 1997, the Company employed approximately 600 employees, none of whom is represented by a labor union. The Company considers its relationships with employees to be good and has experienced no work stoppages.

PROPERTIES

     The Company's distribution centers, warehouses, showrooms and executive offices, all of which are leased, are as follows:

       LOCATION                DESCRIPTION           LEASE EXPIRATION     APPROXIMATE SQUARE FEET
----------------------    ----------------------     ----------------     -----------------------
Albuquerque, NM           Warehouse                      06/31/98                   8,000
Alsip, IL                 Showroom                       03/31/98                   6,400
Atlanta, GA               Showroom                       07/31/00                   7,900
Charlotte, NC*            Distribution Center            04/29/07                  10,000
Chicago, IL               Showroom                       08/31/01                   6,200
Cincinnati, OH            Showroom                       10/15/98                   7,200
Cleveland, OH             Showroom                       06/30/00                   9,000
Clinton Township, MI      Showroom                       06/30/99                   6,000
Dallas, TX*               Distribution Center            03/30/01                   5,200

       LOCATION                DESCRIPTION           LEASE EXPIRATION     APPROXIMATE SQUARE FEET
----------------------    ----------------------     ----------------     -----------------------
Dayton, OH                Showroom                       11/30/01                  10,000
Grand Rapids, MI          Showroom                       09/30/00                   9,800
Gurnee, IL                Warehouse                      06/30/00                   6,600
Hartford, CT*             Distribution Center            06/31/00                   1,500
Houston, TX               Showroom                       12/31/02                   7,200
Indianapolis, IN          Showroom                       04/01/05                   6,600
Kingswinford, UK          Distribution Center            04/29/07                   6,000
Latrobe, PA*              Executive Headquarters         04/29/07                   1,500
Livonia, MI*              Distribution Center            12/31/00                 100,000
Livonia, MI               Warehouse                      08/31/99                  46,000
Los Angeles, CA*          Distribution Center            04/29/07                   7,000
Milwaukee, WI             Showroom                       09/30/99                   6,400
Minneapolis, MN           Showroom                       11/30/99                  10,400
Mount Prospect, IL        Distribution Center            12/31/98                  40,000
Nashville, TN             Warehouse                      04/19/00                   6,200
Orange County, CA         Showroom                       08/31/01                   6,800
Phoenix, AZ               Warehouse                      03/31/01                   7,700
Salem, NH                 Warehouse                      09/30/98                  10,000
San Jose, CA              Showroom                       08/31/00                   9,000
Sterling Heights, MI      Showroom                       08/31/01                   6,700
St. Louis, MO             Showroom                       04/30/01                   7,000
Tempe, AZ                 Showroom                       01/30/01                   6,800

---------

* Shared with Kennametal.

LEGAL MATTERS

     There are no material legal proceedings pending against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to the directors and executive officers of the Company. The directors and executive officers of the Company were elected to the positions listed on April 28, 1997.

             NAME                     AGE                           POSITION
------------------------------        ----        ---------------------------------------------
Michael W. Ruprich............         41         President and Director
Kenneth M. McHenry............         41         Vice President--Sales and Marketing
Roland E. Lazzaro.............         38         Vice President--Operations
Michael J. Mussog.............         33         Vice President and Chief Financial Officer
Richard C. Alberding..........         66         Director
Irwin L. Elson................         58         Director
Aloysius T. McLaughlin, Jr....         62         Director
Robert L. McGeehan............         60         Director
William R. Newlin.............         56         Chairman of the Board

     Mr. Ruprich has served as President of the Company since April 1997 and as Director of Global Marketing and Sales of Kennametal since July 1996. He was elected a Kennametal Vice President in 1994. He served from 1994 to 1996 as President of J&L, from 1992 to 1993 as General Manager of J&L and prior thereto, as General Manager--East Coast Region of J&L. He will resign his positions with Kennametal upon consummation of the Offering.

     Mr. McHenry has served as Vice President--Sales and Marketing since April 1997. Prior thereto, he served from September 1993 to June 1997 as National Sales Manager of J&L. From 1990 to September 1993, he was managing partner of Flow Solutions Company (manufacturer's representative specializing in industrial instrumentation and process control equipment).

     Mr. Lazzaro has served as Vice President--Operations since April 1997. Prior thereto, he served from May 1994 to June 1997 as Director, Branch Development of J&L, from June 1992 to May 1994 as General Manager--East Coast Region of J&L and from November 1990 to June 1992 as Controller of J&L.

     Mr. Mussog has served as Vice President and Chief Financial Officer since April 1997. Prior thereto, he served from September 1996 to June 1997 as Manager, Strategic Sales and Marketing Planning of Kennametal, from April 1995 to August 1996 as Chief Financial Officer of J&L and from February 1993 to March 1995 as Manager, External Reporting of Kennametal. Mr. Mussog is a certified public accountant and prior to joining Kennametal was an Audit Manager for Price Waterhouse LLP.

     Mr. Alberding is retired, having served as Executive Vice President, Marketing and International, of Hewlett-Packard Company (a designer and manufacturer of electronic products for measurement and computation). He is also a director of Kennametal, Walker Interactive Systems, Inc., Sybase, Inc., Digital Microwave Corp., Paging Network, Inc., Quickturn Design Systems Inc. and Digital Link Corporation.

     Mr. Elson, a co-founder of J&L, is retired. He served as President of J&L from July 1996 until shortly prior to the Offering and had been a Vice President of Kennametal from 1990, when it acquired J&L, to August 1994.

     Mr. McLaughlin is a consultant to Dick Corporation (general contracting), having served as its Vice Chairman from 1993 to 1995 and as its President and Chief Operating Officer from 1985 to 1993. Mr. McLaughlin is a director of Kennametal.

     Mr. McGeehan has been President of Kennametal since July 1989 and its Chief Executive Officer since October 1991. He served as Director of Metalworking Systems Division of Kennametal from 1988 to 1989 and as General Manager of Machining Systems Division from 1985 to 1988. He has been a director of Kennametal since 1989.

     Mr. Newlin has been Managing Director of Buchanan Ingersoll Professional Corporation (attorneys at law) for more than the past five years. He also serves as a Managing General Partner of CEO Venture Funds (private venture capital funds). He has been a director of Kennametal since 1982 and its Chairman of the Board since October 1996. He is a also a director of Black Box Corporation, National City Bank of Pennsylvania, Parker/Hunter Incorporated, the Pittsburgh High Technology Council and CME Information Services, Inc. The law firm of which Mr. Newlin is a member performed services for the Company and Kennametal during fiscal 1997.

     At or following the Offering, the existing directors of the Company will increase the size of the Board to seven persons and will appoint one additional director not affiliated with the Company or Kennametal to fill this vacancy.

     In accordance with the terms of the Articles of Incorporation, prior to the Control Termination Date, directors will hold office for one-year terms and be elected at each annual meeting of the shareholders of the Company. After the Control Termination Date, the Board of Directors will be divided into three classes, designated as Class I, Class II and Class III, respectively, with staggered three-year terms of office. At each annual meeting thereafter, directors who are elected to succeed the class of directors whose terms expire at that meeting will be elected for three-year terms.

BOARD COMMITTEES AND DIRECTOR COMPENSATION

     The Audit Committee of the Board is comprised of Messrs. Alberding and
          . The Audit Committee's primary function is to evaluate management's performance of its financial reporting responsibilities. The Committee is also charged with reviewing internal financial and operational controls of the Company, with monitoring the fees, results and effectiveness of annual audits and the independence of the public accountants.

     The Compensation Committee of the Board is comprised of Messrs. McGeehan and McLaughlin. The Compensation Committee generally is responsible for establishing salaries, bonuses and other compensation for the Company's executive officers and for administering the Company's compensation plans, including two plans the Company intends to adopt prior to the Offering--the JLK Direct Distribution Inc. 1997 Stock Option and Incentive Plan (the "1997 Plan") and the JLK Direct Distribution Inc. Management Bonus Plan (the "JLK Bonus Plan"), each of which is more fully described below.

     Members of the Board of Directors who are not employees of the Company will receive an annual retainer of $20,000 for membership on the Board of Directors. In addition, a fee of $1,000 will be paid for attendance at each committee meeting.

EXECUTIVE COMPENSATION

     The Company was formed in April 1997. Prior to the Offering, the Company did not have a separate Compensation Committee or other board committee performing similar functions. These functions were performed by the Board of Directors, Committee on Executive Compensation and executive officers of Kennametal.

     The following table sets forth the compensation paid by Kennametal to the Company's chief executive officer, Mr. Ruprich, during the last three fiscal years and during the last completed fiscal year to each of the other three executive officers of the Company (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                                                 ------------
                                                       ANNUAL COMPENSATION        SECURITIES      ALL OTHER
                                                    -------------------------     UNDERLYING     COMPENSATION
     NAME AND PRINCIPAL POSITION        YEAR(1)      SALARY        BONUS(2)        OPTIONS           (3)
-------------------------------------   --------    ---------    ------------    ------------    ------------
Michael W. Ruprich,..................     1996      $ 197,968      $103,696          11,000         $5,045
President(4)(5)                           1995        178,384       123,270          11,334          4,500
                                          1994        155,044        82,693              --          4,660
Kenneth M. McHenry,..................     1996        110,000        30,000           3,000          4,033
Vice President--Sales and Marketing
Roland E. Lazzaro,...................     1996        103,800        31,500           3,000          2,002
Vice President--Operations
Michael J. Mussog,...................     1996         89,000        25,000           2,000          3,237
Vice President and Chief Financial
  Officer

---------

(1) In accordance with the rules promulgated by the Securities and Exchange Commission (the "Commission"), only the information with respect to the most recently completed fiscal year is required in the Summary Compensation Table except for information that was previously reported to the Commission.
(2) Includes, for each of the Named Executive Officers, bonuses paid in shares of Capital Stock, par value $1.25 per share, of Kennametal ("Kennametal Capital Stock"), or in stock credits representing Kennametal Capital Stock ("Kennametal Stock Credits") as elected by the individual under Kennametal's Performance Bonus Stock Plan of 1995 described below.
(3) This figure includes amounts contributed by Kennametal under the Kennametal Inc. Thrift Plan. Eligible employees may elect to contribute 2% to 12% of their monthly compensation (salary and, if applicable, bonus) to this plan. Kennametal contributes to each participant's account an amount equal to one-half of that portion of the employee's contribution which does not exceed 6% of the employee's compensation. Contributed sums are invested in proportions as directed by the employee among five different types of equity funds (including the Kennametal Capital Stock fund), a Fixed Income Fund and three balanced funds (consisting of both equity and fixed income securities), each managed by investment management companies, and can be withdrawn by the employee only upon the occurrence of certain events. Certain terms of the plan are designed to make available to participants the provisions of section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), which permit elective employee contributions on a pre-tax basis.
(4) Mr. Ruprich was President of J&L, then a wholly owned subsidiary of Kennametal and, after the Offering, a wholly-owned subsidiary of the Company, until June 30, 1996. Effective July 1, 1996, Mr. Ruprich was named Director of Global Marketing and Sales, Kennametal. Mr. Ruprich was named President of the Company upon its formation.
(5) All other compensation for Mr. Ruprich in each year includes imputed income based upon premiums paid by Kennametal to secure and maintain for certain officers, including all executive officers of Kennametal who elect to participate, a $500,000 term life insurance policy on the life of such officer until he or she reaches age 65.

     Immediately following the Offering, the annual base salaries of the Named Executive Officers will be as follows: Michael W. Ruprich, $350,000; Kenneth M. McHenry, $170,000; Roland E. Lazzaro, $150,000; and Michael J. Mussog, $160,000. In connection with the Offering, it is anticipated that the Company will adopt the JLK Bonus Plan and the 1997 Plan, each of which is more fully described below. Annual bonus opportunities for each of the Named Executive Officers under the JLK Bonus Plan will be set at the following percentage of annual base salary: Michael W. Ruprich, 66%; Kenneth M. McHenry, 60%; Roland E. Lazzaro, 45%; and Michael J. Mussog, 50%. In addition, effective upon consummation of the Offering, the Company will grant, pursuant to the terms of the 1997 Plan, options to purchase Class A Common Stock at the initial public offering price set forth on the cover page of this Prospectus to the Named Executive Officers in the following share amounts: Michael W. Ruprich, 100,000; Kenneth M. McHenry, 50,000; Roland E. Lazzaro, 50,000; and Michael J. Mussog, 50,000. The Company will also grant to each non-employee director of the Company options to purchase 15,000 shares of Class A Common Stock at the initial public offering price set forth on the cover page of this Prospectus pursuant to the 1997 Plan.

KENNAMETAL MANAGEMENT PERFORMANCE BONUS PLAN

     Bonus amounts set forth in the Summary Compensation Table were paid pursuant to Kennametal's Management Performance Bonus Plan for executives and managers which is designed to tie bonus awards to Kennametal performance, unit performance, and individual contribution, relative to Kennametal's business plans, strategies and shareholder value creation. This bonus plan also is intended to maintain management compensation at a competitive level, as indicated by published compensation surveys. After fiscal 1997, bonuses to the Company's employees, including the Named Executive Officers, will be paid pursuant to Company plans, including the JLK Bonus Plan. See "--JLK Direct Distribution Inc. Management Bonus Plan."

KENNAMETAL PERFORMANCE BONUS STOCK PLAN

     Pursuant to the Kennametal Inc. Performance Bonus Stock Plan of 1995, participants in selected cash bonus and deferred compensation plans are permitted to elect to receive, in lieu of their bonus, Kennametal Capital Stock or Kennametal Stock Credits.

KENNAMETAL SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     Each person who has an employment agreement with Kennametal or the Company is eligible to receive supplemental retirement benefits for life following termination of active employment by retirement or disability pursuant to the Kennametal Inc. Supplemental Executive Retirement Plan. These supplemental retirement benefits vest in equal annual increments over a term of five years commencing on the officer's 56th birthday or completely upon the occurrence of a change in control of Kennametal, whether or not the transaction or election causing the change in control is approved by at least two-thirds of the directors. If the officer dies while actively employed or receiving such payments, his spouse or other designated beneficiary will receive annually up to 50% of the vested amount for life. The severance payments and the accrued supplemental retirement benefits would be funded by the transfer of cash into a Rabbi Trust upon the occurrence of a threatened or actual change in control of Kennametal. For Company employees who participated in such plan prior to the Offering as employees of Kennametal, the Offering will not trigger eligibility for benefits under the plan, or constitute a change in control under the plan.

KENNAMETAL STOCK OPTION PLANS

     The Kennametal Inc. Stock Option and Incentive Plan of 1988 (the "1988 Plan") provides for the granting of nonstatutory and incentive stock options and share awards covering 1,000,000 shares of Kennametal Capital Stock. The Kennametal Inc. Stock Option and Incentive Plan of 1992 (the "1992 Plan") provides for the granting of nonstatutory and incentive stock options and share awards covering the lesser of 1,650,000 shares (gross) and 1,100,000 shares
(net) of Kennametal Capital Stock. The Kennametal Inc. Stock Option and Incentive Plan of 1996 (the "1996 Plan") provides for the granting of nonstatutory and incentive stock options and share awards covering 1,500,000 shares of Kennametal Capital Stock. Although options are still outstanding under the Kennametal Inc. Stock Option Plan of 1982, as amended, no further grants of options may be made under that plan. Following the Offering, Company employees will remain eligible to receive grants and awards under these plans.

     Under each of the plans, the price at which shares covered by an option may be purchased must not be less than the fair market value of such shares at the time the option is granted or, in the case of the non-qualified stock options granted under the 1992 Plan, at not less than 75% of the fair market value. The purchase price must be paid in full at the time of exercise either in cash or, in the discretion of the administrator of the plan, by delivering shares of Kennametal Capital Stock or a combination of shares and cash having an aggregate fair market value equal to the purchase price. Under the 1988 Plan and 1996 Plan, any shares of Kennametal Capital Stock delivered as payment, in whole or in part, of the purchase price must have been held by the optionee for at least six months.

     The following table sets forth information concerning options with respect to Kennametal Capital Stock granted to the Named Executive Officers during fiscal 1996:

                                                     OPTION GRANTS IN FISCAL 1996
                                        -------------------------------------------------------
                                        NUMBER OF      % OF TOTAL
                                        SECURITIES      OPTIONS
                                        UNDERLYING     GRANTED TO     EXERCISE OR                   GRANT DATE
                                         OPTIONS      EMPLOYEES IN    BASE PRICE     EXPIRATION       PRESENT
                NAME                    GRANTED(1)    FISCAL YEAR      ($/SHARE)        DATE         VALUE(2)
-------------------------------------   ----------    ------------    -----------    ----------    -------------
Michael W. Ruprich...................     11,000           1.9         $ 37.0625       7/29/05       $ 179,869
Kenneth M. McHenry...................      3,000             *           37.0625       7/29/05          49,055
Roland E. Lazzaro....................      3,000             *           37.0625       7/29/05          49,055
Michael J. Mussog....................      2,000             *           37.0625       7/29/05          32,703

---------

* Less than one percent.
(1) These options were granted with an exercise price equal to the fair market value of Kennametal Capital Stock on the date of grant and require the optionee to hold 10% of the shares received from any exercise for a one-year period from the date of exercise.
(2) Based on the Black-Scholes Option Valuation model adjusted for dividends to determine grant date present value of the options. Kennametal has advised the Company that it does not advocate or necessarily agree that the Black-Scholes model properly reflects the value of an option. The assumptions used in calculating the option value include the following: a risk-free interest rate of 6.28% (the rate applicable to a ten-year treasury security at the time of the award); a dividend yield of 1.9% (the annualized yield at the date of grant); volatility of 30.227% (calculated using daily stock returns for the 12-month period preceding the option award); and a stock price at date of grant of $37.0625 (the exercise price at which these options were granted was equal to the fair market value on the date of grant). No adjustments were made for forfeitures or vesting restrictions on exercise. The value of these options under the Black-Scholes model of option valuation applying the preceding assumptions is $16.35170 per share. The ultimate values of the options will depend on the future market price of Kennametal Capital Stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of Kennametal Capital Stock over the exercise price on the date the option is exercised.

     The following table sets forth information concerning options to purchase Kennametal Capital Stock held by the Named Executive Officers:

                                 AGGREGATED OPTION EXERCISES IN FISCAL 1996
AND FISCAL YEAR-END OPTION VALUES
                                                                                  NUMBER OF
                                                                                 SECURITIES        VALUE OF
                                                                                 UNDERLYING      UNEXERCISED
                                                                                 UNEXERCISED     IN-THE-MONEY
                                                                                   OPTIONS         OPTIONS
                                                                                  AT FISCAL       AT FISCAL
                                                                                  YEAR END         YEAR END
                                                 SHARES ACQUIRED     VALUE      (EXERCISABLE/    (EXERCISABLE/
                     NAME                          ON EXERCISE      REALIZED    UNEXERCISABLE)   UNEXERCISABLE)
----------------------------------------------   ---------------    --------    -------------    ------------
Michael W. Ruprich............................         -0-            $-0-         34,834/0       $ 144,684/0
Kenneth M. McHenry............................         -0-             -0-          3,000/0               0/0
Roland E. Lazzaro.............................         -0-             -0-          3,000/0               0/0
Michael J. Mussog.............................         -0-             -0-          2,000/0               0/0

RETIREMENT BENEFITS

     The Named Executive Officers and certain other Company employees are entitled to receive benefits pursuant to the Kennametal Inc. Retirement Income Plan. The following table indicates, for purposes of illustration, the approximate annual retirement benefits that would be payable at the present time on a straight life annuity basis pursuant to the Kennametal Inc. Retirement Income Plan, including supplemental retirement benefits under various assumptions as to salary and years of service to employees in higher salary classifications. The amounts shown below have not been adjusted for Social Security benefits which offset the Company's obligation under the plan.

                               PENSION PLAN TABLE

                   ANNUAL BENEFIT UPON RETIREMENT WITH INDICATED YEARS OF
 ANNUALIZED                           CREDITED SERVICE
  COVERED        -----------------------------------------------------------
COMPENSATION       15           20           25           30           35
------------     -------     --------     --------     --------     --------
  $ 75,000       $22,500     $ 30,000     $ 37,500     $ 41,250     $ 45,000
   100,000        30,000       40,000       50,000       55,000       60,000
   150,000        45,000       60,000       75,000       82,500       90,000
   200,000        60,000       80,000      100,000      110,000      120,000
   250,000        75,000      100,000      125,000      137,500      150,000

     Pursuant to the Kennametal Inc. Retirement Income Plan, annual benefits payable upon retirement to eligible salaried employees are calculated based upon a monthly benefit equal to 2% of Covered Compensation (as described below) for each year of credited service up to a maximum of 25 years, plus 1% of Covered Compensation for each year of credited service over 25 years, less 1.5% of the primary monthly Social Security benefit payable for each year of credited service up to a maximum of 33 1/3 years (50% of the monthly Social Security benefit). Covered Compensation is based on average monthly earnings, consisting solely of base salary and bonus (which amounts for the past three fiscal years are included in the Salary and Bonus columns of the Summary Compensation Table), for the nine years out of the last twelve years of service immediately preceding retirement during which the highest compensation was received. The entire cost of the plan is paid by Kennametal although, after the Offering, the Company will be required to reimburse Kennametal for the incremental cost of providing the benefit to employees of the Company. Under the Code, certain limits are imposed on payments under the plan. Payments in excess of the maximum annual pension benefits payable under this plan to the Named Executive Officers and certain other executive officers of Kennametal and the Company would be paid pursuant to the Supplemental Executives Retirement Plan as more fully described above. Following the Offering, the Company will reimburse Kennametal for any supplemental retirement benefit amounts paid by Kennametal to former Company employees under these plans.

     As of June 30, 1996, the credited years of service under the Kennametal Inc. Retirement Income Plan for the Named Executive Officers were approximately:
Michael W. Ruprich, 7 years; Kenneth M. McHenry, 2 years; Roland E. Lazzaro, 11 years; and Michael J. Mussog, 4 years.

     Annualized Covered Compensation as of June 30, 1996, for purposes of the retirement benefits table set forth above for the Named Executive Officers is as follows: Michael W. Ruprich, $135,752; Kenneth M. McHenry, $101,117; Roland E. Lazzaro, $77,844; and Michael J. Mussog, $84,724.

JLK DIRECT DISTRIBUTION INC. MANAGEMENT BONUS PLAN

     It is anticipated that, prior to the Offering, the Company's Board of Directors will adopt the JLK Bonus Plan for executives and managers which is designed to tie bonus awards to Company performance, unit performance and individual contribution, relative to the Company's business plans, strategies and stockholder value creation. This bonus plan also is intended to maintain management compensation at a competitive level, as indicated by published compensation surveys. Each of the Named Executive Officers is eligible to receive bonuses under this plan. The annual bonus opportunities for each of the Named Executive Officers is specified above under "--Executive Compensation."

JLK DIRECT DISTRIBUTION INC. 1997 STOCK OPTION AND INCENTIVE PLAN

     It is anticipated that, prior to the Offering, the Company's Board of Directors will adopt, and Kennametal, as the Company's sole shareholder, will approve, the 1997 Plan.

     In the judgment of the Board of Directors, it is important that the Company be in a position to be able to grant stock options and, to make certain limited stock awards in the form of shares, to directors, officers, employees and other persons who are responsible for the Company's continued growth, development and future financial success, in order to develop the sense of proprietorship inherent in stock ownership by such person, to reward prior performance and to assist in the Company's efforts to recruit, retain and motivate high quality persons. Furthermore, the Board believes that it is important to have the ability to grant stock-based compensation to directors in order to recruit and retain highly qualified directors and to further align their interests with those of shareholders.

     The following description is intended to summarize certain provisions of the 1997 Plan. The full text of the 1997 Plan is set forth in an exhibit to the Registration Statement of which this Prospectus is a part. The following description is qualified in its entirety by reference to such exhibit.

     Administration. The 1997 Plan provides that it may be administered by the full Board of Directors or by a committee of the Board (the "Plan Administrator"). Subject to the terms of the 1997 Plan, the Plan Administrator will select persons to whom options will be granted and/or shares awarded. The Plan Administrator will determine the type of option, the number of shares to be included in each option, the option price and the period in which each option may be exercised. The Plan Administrator also will determine the number of shares to be awarded pursuant to the 1997 Plan and the terms and conditions which must be met in order for such shares to vest.

     Shares Available; Eligibility. The 1997 Plan authorizes the issuance of to 2,000,000 shares of Class A Common Stock, although the maximum number of shares that can take the form of share awards is 100,000, subject to adjustment. Options and shares may be granted under the 1997 Plan to directors, officers and employees of the Company and its subsidiaries and of Kennametal and its subsidiaries who, in the opinion of the Plan Administrator, are mainly responsible for the continued growth, development and future financial success of the Company. There currently are approximately 50 directors, officers and employees of the Company and Kennametal who may be eligible generally under the 1997 Plan, including the Named Executive Officers. Other persons may receive options or shares under the 1997 Plan to reward superior performance.

     Stock Options. The 1997 Plan provides for the Plan Administrator, in its discretion, to grant options either in the form of incentive stock options qualified as such under the Code or other options.

     The price at which each share covered by an option granted under the 1997 Plan may be purchased will be determined in each case by the Plan Administrator but may not be less than the fair market value at the time the option is granted. For options granted simultaneously with the Offering, the fair market value will be the price at which the Class A Common Stock is offered to the public. Thereafter, fair market value will be the mean between the highest and lowest sales prices for the Class A Common Stock as reported on the New York Stock Exchange--Composite Transactions reporting system for the date in question or, if no sales were made on that date, on the next preceding date on which sales were made.

     If the optionee is an employee who ceases to be employed by the Company or any of its subsidiaries, the option may be exercised only within three months after the termination of employment and within the option period or, if such termination was due to disability or retirement, within one year after termination of employment and within the option period, unless such termination of employment is for cause or in violation of an agreement by the optionee to remain in the employ of the Company or the subsidiary, in which case the option will terminate. In the discretion of the Plan Administrator, the option period may be extended for up to three years from the date of termination regardless of the original option period. Further, the option may be exercised only within 450 calendar days after the optionee's death and within the option period and only by the optionee's personal representatives or persons entitled thereto under the optionee's will or the laws of descent and distribution.

     If an optionee is a non-employee director of the Company who ceases to serve as a director of the Company and Kennametal, the option may be exercised only within three months thereafter and within the option period or, if such cessation was due to disability, within one year after cessation of service and within the option period, unless such cessation of service was the result of removal for cause, in which case the option will immediately terminate.

     The Plan Administrator, in its discretion, may grant rights authorizing the automatic issuance, upon exercise of an option granted under the 1997 Plan, using previously owned shares, of additional stock options under the 1997 Plan with an exercise price equal to the fair market value on the date of exercise and for up to the number of shares delivered in payment of the exercise price of the option. Such additional stock options must have the same option period as the original option.

     In consideration for the granting of each option, the optionee must agree to remain in the employment of the Company or a subsidiary for at least one year from the date of the granting of the option or until the first day of the month coinciding with or next following the optionee's 65th birthday, whichever may be earlier.

     Share Awards. The Plan Administrator may from time to time award shares to participants pursuant to share award agreements which may contain such terms and conditions as the Plan Administrator determines. The aggregate maximum number of shares of Class A Common Stock that may take the form of share awards is 100,000. The Plan Administrator may establish such vesting period, schedule and criteria as it deems appropriate for each share award, such as vesting in installments upon the achievement by the Company or grantee of specified periods of continued employment, specific performance criteria or other goals; provided, however, that any single award of shares to a participant in an amount greater than 100 shares will vest only upon the grantee or the Company satisfying specified performance goals. If the grantee or the Company, as the case may be, fails to achieve the designated goals or the grantee ceases to be employed by the Company for any reason prior to the expiration of the vesting period, the grantee will forfeit all non-vested shares.

     Allotment of Shares. Not more than 15% of the aggregate number of shares subject to the 1997 Plan may be optioned or awarded in the aggregate to any one individual excluding shares covered by an option previously granted to the individual to the extent it has expired or terminated without being exercised and excluding shares to the extent the award has terminated without such shares having vested.

     Change in Control. The 1997 Plan provides that in the event of a change in control of the Company or Kennametal (as defined in the 1997 Plan), (i) all options that become exercisable in installments will become immediately exercisable in full, (ii) an optionee who ceases to be employed by the Company or Kennametal or any of their respective subsidiaries within one year following the change in control may in all events exercise his or her options for a period of three months after the termination of employment and within the option period and (iii) all awards of shares which have not previously vested will become vested.

     Amendment or Discontinuance. The Board of Directors may alter, amend, suspend or discontinue the 1997 Plan, provided that no such action may deprive any person without such person's consent of any rights granted under the 1997 Plan.

EMPLOYMENT AGREEMENTS

     The Company intends to enter into agreements with each of the Named Executive Officers whereby, subject to a provision for termination without cause by either party upon written notice, they will be employed by the Company. The agreements generally provide that the officers will devote their entire time and attention to the business of the Company, will refrain during employment and for three years thereafter from competing with the Company (unless employment is terminated by the Company without cause or following a change in control), and will not disclose confidential or trade secret information belonging to the Company. The agreements provide for severance payments upon termination of employment occurring either before or after a change in control of the Company.

     In the event of termination of employment by the Company prior to a change in control (and without cause), each officer would receive as severance pay an amount equal to three months' base salary at the time of such termination. In the event of termination of the employee prior to a change in control, or without good reason following a change in control, no severance payments will be made. In the event of termination of employment by the Company (other than for cause or disability or by the employee with good reason at or after a change in control of the Company or Kennametal), each officer would receive as severance pay an amount equal to up to 2.8 (decreasing to zero if employment continues for thirty-six (36) months following the change in control) times the sum of (i) his respective annual base salary at the date of termination or, at the officer's election, his salary as of the beginning of the month preceding the month in which the change in control occurs, and (ii) the average of any bonuses which the officer was entitled to be paid during the three most recent fiscal years ending prior to the date of termination. The officer would receive the same medical and group insurance benefits that he received at the date of termination for up to 36 months following the date of termination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with the acquisition in fiscal 1990 by Kennametal of J&L, which is a wholly owned subsidiary of Kennametal and will become a wholly owned subsidiary of the Company upon consummation of the Offering, Kennametal entered into certain leases with Irwin L. Elson, a director of the Company, and parties affiliated with Mr. Elson. As a result of these transactions, J&L leases office and warehouse space in Livonia, Michigan from a partnership in which Mr. Elson is a partner. The initial term of the lease commenced on January 1, 1991 and continues to December 31, 2000. During fiscal 1996, J&L made aggregate lease payments to that partnership under this lease of $613,000. J&L also leases office and warehouse space in Mt. Prospect, Illinois, from a general partnership comprised of Mr. Elson and other unrelated individuals. The initial lease term commenced on August 1, 1988 and terminates on December 31, 1998. During fiscal 1996, J&L made aggregate lease payments to that partnership under this lease of $311,000.

     From July 1, 1996 until April 30, 1997, Mr. Elson was President of J&L. In such capacity, he received a salary of approximately $175,000 for such period and participated in Kennametal's benefit plans, including the Kennametal Inc. Management Performance Bonus Plan. He also received stock options, first exercisable after July 1, 1997, for 10,000 shares of Kennametal Capital Stock. During fiscal 1994 and fiscal 1995, Mr. Elson was a consultant to and director of J&L.

           SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDER AND MANAGEMENT

OWNERSHIP OF COMPANY COMMON STOCK BY PRINCIPAL SHAREHOLDER

     No shares of Class A Common Stock were outstanding or beneficially owned
prior to the Offering. All of the           shares of Class B Common Stock
outstanding are beneficially owned by Kennametal. Accordingly, upon consummation of the Offering, Kennametal will own Common Stock representing
approximately     % of the economic interest in the Company (     % if the
Underwriters' over-allotment option is exercised in full) and representing
approximately     % of the combined voting power of the Company's outstanding
Common Stock (or     % if the Underwriters' over-allotment option is exercised
in full).

     Immediately after the Offering, the only shares of Class A Common Stock that will be outstanding are those that will be issued in the Offering (including any shares issued upon exercise of the Underwriters' over-allotment option).

     The following table sets forth information with respect to the beneficial ownership of the Company's Class B Common Stock as of the date of this
Prospectus:

                                                                     AMOUNT AND
                                                                      NATURE OF
                                                                     BENEFICIAL        PERCENT OF
            NAME AND ADDRESS OF BENEFICIAL OWNER(1)                 OWNERSHIP(2)          CLASS
----------------------------------------------------------------   ---------------    -------------
Kennametal Inc.(3)..............................................                           100

---------

(1) The address of Kennametal is Route 981 at Westmoreland County Airport, P.O. Box 231, Latrobe, Pennsylvania 15650.
(2) Because the Class B Common Stock is convertible by Kennametal into Class A Common Stock on a one-for-one basis, such ownership also represents beneficial ownership of Class A Common Stock.
(3) See "Relationship with Kennametal" for a description of transactions and arrangements between Kennametal and the Company.

OWNERSHIP OF KENNAMETAL AND COMPANY COMMON STOCK BY MANAGEMENT

     The following table sets forth the beneficial ownership of the Kennametal Capital Stock as of March 31, 1997, by each director of the Company, each nominee for director of the Company, each Named Executive Officer and all directors and executive officers of the Company as a group. None of such persons owned any shares of the Company's Class A Common Stock or Class B Common Stock as of such date. Options with respect to an aggregate of 425,000 shares of the Class A Common Stock will be awarded by the Company to its executive officers, directors and employees effective upon consummation of the Offering. See "Management--Board Committees and Compensation" and "--Executive Compensation."

                                                                                                    TOTAL
                                                AMOUNT AND                                        BENEFICIAL
                                                 NATURE OF                                        OWNERSHIP
                                                BENEFICIAL       PERCENTAGE     DEFERRED FEE     AND FEE PLAN
         NAME OF BENEFICIAL OWNER             OWNERSHIP(1)(2)     OF CLASS     PLAN SHARES(3)       SHARES
-------------------------------------------   ---------------    ----------    --------------    ------------
Richard C. Alberding.......................         1,734(4)        *                  --            1,734
Irwin L. Elson.............................         3,000           *                  --            3,000
Robert L. McGeehan.........................       263,049(5)          1.0%          6,718          269,767
Aloysius T. McLaughlin, Jr. ...............        24,791           *               4,920           27,870
William R. Newlin..........................        23,052(6)        *               8,322           30,977
Michael W. Ruprich.........................        38,708(7)        *                  --           38,708
Kenneth M. McHenry.........................         6,000           *                  --            6,000
Roland E. Lazzaro..........................         5,000           *                  --            5,000
Michael J. Mussog..........................         4,000           *                  --            4,000
Directors and Executive Officers as a
  Group (9 persons)........................       369,334(1)

---------

* Less than one percent.

(1) The figures shown include 216,507, 34,834, 6,000, 5,000, 4,000 and 270,841 shares of Kennametal Capital Stock over which Messrs. McGeehan, Ruprich, McHenry, Lazzaro, Mussog and all directors and executive officers of the Company as a group, respectively, have the right to acquire within 60 days of March 31, 1997, pursuant to Kennametal's stock option plans.
(2) No individual beneficially owns in excess of one percent of the total shares outstanding. Directors and executive officers of the Company as a group beneficially own .01% of the total shares of Kennametal Capital Stock outstanding. Unless otherwise noted, the shares shown are subject to the sole voting and investment power of the person named.
(3) In addition to these shares, Messrs. McGeehan, McLaughlin and Newlin hold Kennametal Stock Credits for an aggregate of 19,960 shares of Kennametal Capital Stock to which they are entitled at certain dates in the future pursuant to a Kennametal deferred directors fee plan.
(4) All such shares are owned jointly by Mr. Alberding and his wife.
(5) The figure shown includes 8,214 shares owned jointly by Mr. McGeehan and his wife.
(6) The figure shown includes 2,265 shares owned jointly by Mr. Newlin and his wife.
(7) In addition to these shares, Mr. Ruprich holds 3,314 Kennametal Stock Credits, pursuant to Kennametal's Performance Bonus Stock Plan of 1995.

                          RELATIONSHIP WITH KENNAMETAL
GENERAL

     Upon completion of the Offering, Kennametal will own 100% of the outstanding Class B Common Stock of the Company which will represent
approximately     % of the combined voting power of all of the outstanding
Common Stock (or approximately     % if the Underwriters' over-allotment option
is exercised in full). For so long as Kennametal continues to own shares of Common Stock representing more than 50% of the combined voting power of the Common Stock of the Company, Kennametal will be able, among other things, to determine any corporate action requiring approval of holders of Common Stock representing a majority of the combined voting power of the Common Stock, including the election of the entire Board of Directors of the Company, certain amendments to the Articles of Incorporation and By-Laws of the Company and approval of certain mergers and other control transactions, without the consent of the other shareholders of the Company. See "Description of Capital Stock."

     In addition, through its control of the Board of Directors and beneficial ownership of Common Stock, Kennametal will be able to control certain decisions, including decisions with respect to the Company's dividend policy, the Company's access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company and any change in control of the Company. Kennametal has advised the Company that its current intention is to continue to hold all of the Class B Common Stock beneficially owned by it. Kennametal has no agreement with the Company not to sell or distribute such shares, other than pursuant to the Purchase Agreement in which Kennametal has agreed not to (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (including Class B Common Stock) or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (including Class B Common Stock), whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, for a period of 180 days from the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters, except for any shares of Class A Common Stock issued, or options to purchase Class A Common Stock granted, pursuant to the Company's employee benefit plans described herein. There can be no assurance concerning the period of time during which Kennametal will maintain its beneficial ownership of Common Stock.

     Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for Kennametal to continue to include the Company in its consolidated group for federal income tax purposes and ownership of at least 80% of the total voting power and 80% of any class of nonvoting capital stock is required in order for Kennametal to be able to effect a Tax-Free Spin-Off. The Company's relationship with Kennametal will also be governed by agreements to be entered into in connection with the Offering with Kennametal, including an administrative services agreement, a lease agreement, shared facilities agreements (subleases), a product supply agreement, the Tax-Sharing Agreement, a trademark license agreement, an indemnification agreement, a non-competition and corporate opportunities allocation agreement, an intercompany debt/investment and cash management agreement, warehousing agreements and a stock option and registration rights agreement, the material terms of which are described below. It is anticipated that such agreements will be entered into concurrently with the consummation of the Offering. Management believes the fees and other amounts paid to Kennametal under such agreements will not exceed the amounts that would be paid if such services or products were provided by an independent third party and which are consistent in all material respects with the allocation of the costs of such services set forth in the historical financial statements of the Company. See the Consolidated Financial Statements included elsewhere herein. Management's estimate of the net charge for service fees and other amounts that would have been payable by the Company to Kennametal in fiscal 1996 if the Services Agreement had been in effect during that period is approximately $5.7 million, which is approximately the amount included in the fiscal 1996 Consolidated Financial Statements.

     With respect to matters covered by the Services Agreement, the relationship between Kennametal and the Company is intended to continue in a manner generally consistent with past practices. BECAUSE THE COMPANY IS A WHOLLY OWNED SUBSIDIARY OF KENNAMETAL, NONE OF THESE ARRANGEMENTS WILL RESULT FROM ARM'S LENGTH NEGOTIATIONS, AND THEREFORE, THE PRICES CHARGED TO THE COMPANY FOR SERVICES PROVIDED THEREUNDER MAY BE HIGHER OR LOWER THAN PRICES THAT MAY BE CHARGED BY A THIRD PARTY.

     The descriptions set forth below are intended to be summaries, and while material terms of the agreements are set forth herein, the descriptions are qualified in their entirety by reference to the forms of the relevant agreement filed as exhibits to the Registration Statement of which this Prospectus is a part. The Articles of Incorporation also contain provisions relating to the allocation of business opportunities that may be suitable for either of Kennametal or the Company and to the approval of transactions between the Company and Kennametal. For additional information concerning the above-mentioned provisions of the Articles of Incorporation and circumstances under which the Class B Common Stock may be converted into Class A Common Stock, see "Description of Capital Stock."

ADMINISTRATIVE SERVICES AGREEMENT

     The Company and Kennametal will enter into an intercompany administrative services agreement (the "Services Agreement") with respect to services to be provided by Kennametal to the Company. The Services Agreement provides that such services will be provided in exchange for fees which, generally, (i) in the case of services purchased by Kennametal from third parties for the Company, will be based upon the incremental cost charged by such third parties to Kennametal for such services provided to the Company and (ii) in the case of services directly provided by Kennametal, will be based on the estimated costs, including a reasonable allocation of direct and indirect overhead costs, incurred by Kennametal for the services it provides directly to the Company. Such fees will be paid monthly in arrears. The Company may request an expansion or termination of services, in which case the parties will discuss, without obligation, the provision or termination of such services and an appropriate charge or reduction in charges for such services. The purpose of the Services Agreement is to ensure that Kennametal continues to provide to the Company the range of services that Kennametal provided to the Company prior to the Offering. With respect to matters covered by the Services Agreement, the relationship between Kennametal and the Company is intended to continue in a manner generally consistent with current practices. The services initially to be provided by Kennametal to the Company include, among other things, certain treasury, general accounting and administrative services including, tax, risk management, human resources, legal, internal audit, marketing, executive time and space, and information systems services.

     The Services Agreement also provides that Kennametal will continue coverage of the Company under Kennametal's insurance policies and will allow eligible employees of the Company to participate in all of Kennametal's benefit plans. In addition, under the Services Agreement, the Company will reimburse Kennametal for the portion of Kennametal's premium cost with respect to such insurance that is attributable to coverage of the Company and reimburse Kennametal for Kennametal's costs (including any contributions and premium costs and including certain third-party expenses and allocation of certain personnel expenses of Kennametal), generally in accordance with past practice, relating to participation by the Company's employees in any of Kennametal's benefit plans.

     The Services Agreement will have an initial term of 10 years and will be renewed automatically thereafter for successive one-year terms unless either the Company or Kennametal elects not to renew the Services Agreement. After the initial 10-year term, the Services Agreement may be terminated at any time by either party upon six months' prior written notice. The Services Agreement also provides that any services provided thereunder may be terminated upon mutual agreement of the Company and Kennametal or in order for either party to comply with law and that it will be subject to early termination by Kennametal if:
Kennametal owns Common Stock representing less than a majority of the voting power of all Common Stock, any person or group, other than Kennametal, beneficially owns 20% of the Common Stock; any person or group, other than Kennametal, directly or indirectly has the power to exercise a controlling influence over the Company; or a majority of the directors of the Company were neither nominated by Kennametal or by the Company's Board of Directors nor appointed by directors so nominated. The Services Agreement also may be terminated by the non-breaching party if the other party materially breaches its terms.

     Pursuant to the Services Agreement, each party will agree to indemnify the other, except in certain limited circumstances, against liabilities that the other may incur by reason of or related to such party's failure to perform its obligations under the Services Agreement.

LEASE AGREEMENT

     The Company and Kennametal will enter into a lease agreement (the "Lease Agreement") pursuant to which Kennametal will lease to the Company space within buildings located on Kennametal's premises. The Company will use such space for the display and retail sale of metalworking consumables and related products, as well as for ancillary office and storage use. The Company may not use the premises for any other purpose or business without the prior written consent of Kennametal. The Company is required to indemnify Kennametal against certain liabilities in respect of the use of the premises. The Lease Agreement will remain in effect for a term of 10 years, but may be extended for successive one-year terms by the Company upon written notice to Kennametal. Kennametal may terminate the Lease Agreement if (i) any person or group, other than Kennametal, beneficially owns 20% of the Common Stock, (ii) any person or group, other than Kennametal, directly or indirectly has the power to exercise a controlling influence over the Company, or (iii) a majority of the directors of the Company were neither nominated by Kennametal or by the Company's Board of Directors nor appointed by directors so nominated. The Lease Agreement also may be terminated by the non-breaching party if the other party materially breaches its terms.

SHARED FACILITIES AGREEMENTS

     The Company and Kennametal will enter into Shared Facilities Agreements (the "Shared Facilities Agreements") pursuant to which each company will sublease to the other company the facilities which are leased by either of the companies and shared with the other company. See "Business--Properties". The Shared Facilities Agreements provide that the relevant sublessor will lease space to the sublessee at an average annual rental rate equal to a pro rata share (based on square feet occupied) of all costs and expenses (principally fixed rent) under the relevant lease. The Company's management believes that the rental rates payable by the Company are commensurate with market rates, although the Company did not seek bids from third parties. Management estimates that in fiscal 1996 the Company would have owed Kennametal rent, net of the rent that Kennametal would pay the Company, if the Shared Facilities Agreements had been in effect during that period, of approximately $.5 million, which amount is included in the fiscal 1996 Consolidated Financial Statements. The Shared Facilities Agreements provide for a term, with respect to each subleased facility, equal to the term of the underlying lease.

PRODUCT SUPPLY AGREEMENT

     The Company and Kennametal will enter into a product supply agreement (the "Supply Agreement") which has a term of 10 years pursuant to which Kennametal agrees to supply and the Company agrees to purchase from Kennametal all of the Company's requirements for metalworking consumables and related products direct-marketed by the Company and Kennametal further agrees to supply all metalworking consumables and related products requested pursuant to Full Service Supply Programs, except as otherwise agreed from time to time between the Company and Kennametal. The Company will be entitled to purchase products for its direct-marketing business at prices discounted from Kennametal's published price for each such product depending upon the volume of each such product purchased by the Company. The gross margin realized by the Company from the sale of products purchased from Kennametal and resold in the Company's direct-marketing program will slightly exceed the gross margin which the Company realizes on all products resold in the direct-marketing program. The Articles of Incorporation contain similar provisions regarding product supply. See "Description of Capital Stock--Certain Provisions of the Articles and By-Laws--

Limitations on the Company's Business Activities." Pursuant to the Corporate Opportunities Agreement, Kennametal has agreed that, with the exception of existing relationships, Kennametal will not sell, distribute or otherwise make available Kennametal products to any person that competes with the Company. The Supply Agreement will remain in effect for a term of 10 years, but may be earlier terminated by either party if Kennametal owns Common Stock representing less than a majority of the voting power of all Common Stock or if the other party materially breaches any of the intercompany agreements.

TAX-SHARING AGREEMENT

     The Company is, and after the Offering will continue to be, included in Kennametal's federal consolidated income tax group and the Company's tax liability will be included in the consolidated federal income tax liability of Kennametal and its subsidiaries. In certain circumstances, certain of the Company's subsidiaries may be included with certain subsidiaries of Kennametal in combined, consolidated or unitary income tax groups for state and local tax purposes. The Company and Kennametal intend to enter into the Tax-Sharing Agreement. Pursuant to the Tax-Sharing Agreement, the Company will make payments to Kennametal such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, will be determined as though the Company were to file separate federal, state and local income tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of Kennametal arising from an audit or otherwise) as the common parent of an affiliated group of corporations filing combined, consolidated or unitary (as applicable) federal, state and local returns rather than a consolidated subsidiary of Kennametal with respect to federal, state and local income taxes. The Company will be reimbursed, however, for tax attributes that it generates, such as net operating losses, if and when they are used on a consolidated basis.

     Kennametal will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), will be the sole and exclusive agent for the Company in any and all matters relating to the income, franchise and similar tax liabilities of the Company, will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state income tax returns (or amended returns), and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the Company. In addition, Kennametal has agreed to undertake to provide the aforementioned services with respect to the Company's separate state and local income tax returns and the Company's foreign income tax returns. Under the Services Agreement, the Company will pay Kennametal a fee intended to reimburse Kennametal for all direct and indirect costs and expenses incurred with respect to the Company's share of the overall costs and expenses incurred by Kennametal with respect to tax related services.

     In general, the Company will be included in Kennametal's consolidated group for federal income tax purposes for so long as Kennametal beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax-Sharing Agreement allocates tax liabilities between the Company and Kennametal, during the period in which the Company is included in Kennametal's consolidated group, the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Kennametal's consolidated group.

TRADEMARK LICENSE AGREEMENT

     The Company and Kennametal will enter into a trademark license agreement (the "License Agreement"). The License Agreement provides, among other things, for the grant to the Company by Kennametal of a non-exclusive license to use Kennametal trademarks (collectively, the "Marks") in connection with the Company's business. Under the License Agreement, Kennametal has the right to revoke the license if the Marks are used in a fashion contrary to the terms of the License Agreement or if Kennametal owns Common Stock representing less than a majority of the voting power of all Common Stock. A revocation of the license to use the Marks could have a material adverse effect on the business, financial condition or results of operation of the Company. Under the terms of the License Agreement, each party will indemnify the other and its affiliates against certain liabilities in respect of the use of the Marks and other activities relating to the business of the Company. The Company has also granted to Kennametal a non-exclusive license to use the Company's trademarks and tradenames on terms similar to those granted by Kennametal to the Company for the Marks. The License Agreement will remain in effect for a term of 10 years, but may be earlier terminated by Kennametal if it owns Common Stock representing less than a majority of the voting power of all Common Stock or by either party if the other party materially breaches any of the intercompany agreements.

INDEMNIFICATION AGREEMENT

     The Company and Kennametal will enter into an indemnification agreement (the "Indemnification Agreement"). Under the Indemnification Agreement, subject to limited exceptions, the Company is required to indemnify Kennametal and its directors, officers, employees, agents and representatives for liabilities under federal or state securities laws as a result of the Offering, including liabilities arising out of or based upon alleged misrepresentations in or omissions from the Registration Statement, of which this Prospectus is a part. The Indemnification Agreement also provides that each party thereto (the "Indemnifying Party") will indemnify the other party thereto and its directors, officers, employees, agents and representatives (the "Indemnified Party") for liabilities that may be incurred by the Indemnified Party relating to, resulting from or arising out of (i) the businesses and operations conducted or formerly conducted, or assets owned or formerly owned, by the Indemnifying Party and its subsidiaries (except, in the case where Kennametal is the Indemnifying Party, such businesses, operations and assets of the Company and its subsidiaries) or
(ii) the failure by the Indemnifying Party to comply with any other agreements executed in connection with the Offering.

     The Indemnification Agreement also provides that the Company will indemnify Kennametal for any liabilities incurred under guarantees of leases.

NON-COMPETITION AND CORPORATE OPPORTUNITIES ALLOCATION AGREEMENT

     Pursuant to a Non-Competition and Corporate Opportunities Agreement (the "Corporate Opportunities Agreement") to be entered into between Kennametal and the Company: (i) Kennametal agrees for as long as the other intercompany agreements remain in effect (whose current term is 10 years) (A) not to compete with the Company in the business (the "Base Business") of direct marketing of a broad range of metalworking consumables and related products through catalogs, monthly promotional flyers, additional mailings and advertisements, telemarketing efforts, direct-sales efforts and showrooms targeted at small and medium-sized metalworking shops as well as the supply of consumable tooling and related metalworking products at designated manufacturing plants of large industrial customers through integrated industrial supply programs, and (B) not to sell, offer to sell, distribute or otherwise make available Kennametal manufactured and branded products to anyone who intends to direct market such products and therefore competes with the Company's direct-marketing program except with respect to those contracts, arrangements or relationships in existence on the date of the Corporate Opportunities Agreement or with the consent of the Company; and (ii) the Company agrees for as long as the other intercompany agreements remain in effect not to sell, offer to sell, distribute or otherwise make available any products which compete directly or indirectly with Kennametal without the prior written consent of Kennametal. Similar provisions are contained in the Articles of Incorporation. See "Description of Capital Stock--Certain Provisions of the Articles of By-Laws--Limitation on the Company's Business Activities."

     The Corporate Opportunities Agreement provides that Kennametal will have the right to any future business opportunities outside the scope of the Base Business, and will have the right as to any future business opportunities outside the scope of the Base Business but which are reasonably related to the Base Business, to determine the allocation thereof based solely upon Kennametal's evaluation of what is in the best interests of Kennametal under the circumstances. Under such agreement, the good faith determination of Kennametal as to the scope of the Base Business, the applicability of any exceptions discussed above to its agreement not to compete, or the allocation of any corporate opportunities outside the scope of the Base Business, will be conclusive and binding. The Corporate Opportunities Agreement will remain in effect for a term of 10 years, but may be earlier terminated by Kennametal if it owns Common Stock representing less than a majority of the voting power of all Common Stock or if the Company materially breaches any of the intercompany agreements. The Articles of Incorporation also restrict the Company's ability to pursue future business opportunities. See "Description of Capital Stock--Certain Provisions of the Articles and By-Laws--Corporate Opportunities."

INTERCOMPANY DEBT/INVESTMENT AND CASH MANAGEMENT AGREEMENT

     The Company and Kennametal will enter into an intercompany debt/investment and cash management agreement (the "Cash Management Agreement") under which the Company will continue to participate in Kennametal's centralized cash management system. The Cash Management Agreement provides for a daily transfer from the Company's cash accounts to Kennametal's centralized cash accounts and daily funding of the disbursements of the Company from such Kennametal cash account. The Company will receive interest on net cash flows to Kennametal's centralized cash accounts and be charged interest on net borrowings from the Kennametal centralized cash accounts at a rate equal to the all-in interest rate available to Kennametal from outside sources for short term borrowings or investments, depending upon the overall position of the centralized cash accounts. The Company will pay for this service pursuant to the Services Agreement and will reimburse Kennametal for an allocable portion of Kennametal's facility and/or commitment fees under its credit lines. The Cash Management Agreement will remain in effect for a term of 10 years, but may be earlier terminated by Kennametal if it owns Common Stock representing less than a majority of the voting power of all Common Stock or by either party if the other party materially breaches any of the intercompany agreements.

WAREHOUSING AGREEMENTS

     The Company and Kennametal will enter into separate warehousing agreements ("Warehousing Agreements") with respect to (i) Kennametal distribution centers and warehouses which store products for the Company and (ii) Company distribution centers and warehouses that store products for Kennametal. The terms of each Warehousing Agreement provide for the warehouser to store the warehousee's products in the warehouses segregated and separate from the warehouser's products and, upon request by the warehousee, to ship its products from these warehouses to the warehousee's customers. The warehousee will pay to the warehouser a line item charge for each of the products picked, packed and shipped based upon an allocation of costs (including overhead) incurred by the warehouser at these warehouses. The Warehousing Agreements will remain in effect for a term of 10 years, but may be earlier terminated by Kennametal if it owns Common Stock representing less than a majority of the voting power of all Common Stock or by either party if the other party materially breaches any of the intercompany agreements.

CORPORATE AGREEMENT

     The Company and Kennametal will enter into a corporate agreement (the "Corporate Agreement") under which the Company grants to Kennametal a continuing option, transferable, in whole or in part, to any of its subsidiaries, to purchase, under certain circumstances, additional shares of Class B Common Stock or Class A Common Stock (the "Stock Option"). The Stock Option may be exercised by Kennametal simultaneously with the issuance of any equity security of the Company (other than in the Offering or upon the exercise of the Underwriters' over-allotment option) or immediately prior to a Tax-Free Spin-Off to the extent necessary to maintain its then existing percentage of the total voting power and economic value of the Company at 80% of all outstanding Common Stock or, in connection with a Tax-Free Spin-Off, in order to acquire stock ownership necessary to effect a Tax-Free Spin-Off. The purchase price of the shares of Common Stock purchased upon any exercise of the Stock Option, subject to certain exceptions, will be based on the market price of the Class A Common Stock. The Stock Option expires on the Control Termination Date. The Company does not intend to issue additional shares of Class B Common Stock except pursuant to the exercise of the Stock Option and as permitted by any law, rule or regulation to which the Company is subject.

     The Corporate Agreement further provides that, upon the request of Kennametal, the Company will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of Common Stock (and any other securities issued in respect of or in exchange for either) held by Kennametal for sale in accordance with Kennametal's intended method of disposition thereof and will take such other actions necessary to permit the sale thereof in other jurisdictions, subject to certain limitations specified in the Corporate Agreement. Although as of the date of this Prospectus, Kennametal has no current plan or intention other than to hold its shares of Class B Common Stock for the foreseeable future, Kennametal will also have the right, which it may exercise at any time and from time to time, to include the shares of Class A Common Stock (and any other securities issued in respect of or in exchange for either) held by it in certain other registrations of common equity securities of the Company initiated by the Company on its own behalf or on behalf of its other shareholders. The Company will agree to pay all out-of-pocket costs and expenses (other than underwriting discounts and commissions) in connection with each such registration that Kennametal requests or in which Kennametal participates. Subject to certain limitations specified in the Corporate Agreement, such registration rights will be assignable by Kennametal and its assigns. The Corporate Agreement contains indemnification and contribution provisions (i) by Kennametal and its permitted assigns for the benefit of the Company and related persons and (ii) by the Company for the benefit of Kennametal and the other persons entitled to effect registrations of Common Stock and related persons.

     The Corporate Agreement provides that for so long as Kennametal maintains beneficial ownership of at least 40% of the number of outstanding shares of Common Stock, the Company may not take any action or enter into any commitment or agreement which may reasonably be anticipated to result, with or without notice and with or without lapse of time or otherwise, in a contravention or an event of default by Kennametal of (i) any provision of applicable law or regulation, including but not limited to provisions pertaining to the Code or ERISA, (ii) any provision of Kennametal's Articles of Incorporation or Kennametal's By-Laws, (iii) any credit agreement or other material instrument binding upon Kennametal or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over Kennametal or any of its assets.

CONFLICTS OF INTEREST

     Conflicts of interest may arise between the Company and Kennametal in a number of areas relating to their past and ongoing relationships, including potential acquisitions of businesses or properties, potential competitive business activities, the election of new or additional directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, registration rights, administration of benefits plans, service arrangements, issuances of capital stock of the Company, sales or distributions by Kennametal of its remaining shares of Common Stock and the exercise by Kennametal of its ability to control the management and affairs of the Company. The Company cannot engage in the manufacture of metalcutting tools and inserts and other related products in which Kennametal is engaged. The Articles of Incorporation and the Corporate Opportunities Agreement contain certain noncompete provisions. Circumstances could arise, however, in which the Company and Kennametal would engage in activities in competition with one another.

     The Company and Kennametal may enter into material transactions and agreements in the future in addition to those described above. The Board will utilize such procedures in evaluating the terms and provisions of any material transactions between the Company and Kennametal or its affiliates as the Board may deem appropriate in light of its fiduciary duties under state law. Depending on the nature and size of the particular transaction, in any such evaluation, the Board may rely on management's statements and opinions and may or may not utilize outside experts or consultants or obtain independent appraisals or opinions.

     Four of the six current directors of the Company are also directors of Kennametal, including Kennametal's Chairman, William R. Newlin, and Kennametal's Chief Executive Officer, Robert L. McGeehan. Directors of the Company who are also directors of Kennametal will have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Kennametal, such as acquisitions, financing and other corporate opportunities that may be suitable for the Company and Kennametal. To the extent that such opportunities arise, such directors may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to any such director in his capacity as a director of the Company, whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. In addition, determinations may be made by the Board, when appropriate, by the vote of the disinterested directors only. Notwithstanding the foregoing, there can be no assurance that conflicts will be resolved in favor of the Company.

     So long as the Company remains a subsidiary of Kennametal, the directors and officers of the Company will, subject to certain limitations, be indemnified by Kennametal and insured under insurance policies maintained by Kennametal against liability for actions taken or omitted to be taken in their capacities as directors and officers of the Company, including actions or omissions that may be alleged to constitute breaches of the fiduciary duties owed by such persons to the Company and its shareholders. This insurance may not be applicable to certain of the claims which Kennametal may have against the Company pursuant to the Indemnification Agreement or otherwise. It is contemplated that, in the event that Kennametal ceases to own in excess of a majority of the voting power of the Common Stock, the Company will obtain its own insurance coverage for its directors and officers in respect of such matters comparable to that currently provided by Kennametal.

KENNAMETAL'S ALTERNATIVES FOR ITS SHARES OF COMMON STOCK

     As of the date of this Prospectus, Kennametal has no current plan or intention other than to hold its shares of Class B Common Stock for the foreseeable future. After the date of the Offering, options which may be considered by Kennametal regarding its interest in the Company include whether to sell all or a portion of its shares of Common Stock to the public in a subsequent public offering or to a strategic investor or to distribute pro rata to its shareholders its remaining shares of Common Stock in a Tax-Free Spin-Off (as defined below).

                          DESCRIPTION OF CAPITAL STOCK
GENERAL

     The authorized capital stock of the Company consists of (a)(i) 75,000,000 shares of Class A Common Stock, par value $0.01 per share, of which no shares are outstanding as of the date hereof and (ii) 50,000,000 shares of Class B Common Stock, par value $0.01 per share, of which one share is outstanding as of the date hereof, and (b) 25,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of which no shares are outstanding as of the date hereof. Of the 75,000,000 shares of Class A Common Stock authorized,
          are being offered hereby (          shares if the Underwriters'
over-allotment option is exercised in full), and           shares are reserved
for issuance upon conversion of Class B Common Stock into Class A Common Stock.
Of the 50,000,000 shares of Class B Common Stock authorized,           shares
will be held by Kennametal upon consummation of the Offering. A description of the material terms and provisions of the Articles of Incorporation affecting the relative rights of the Class A Common Stock, the Class B Common Stock and the Preferred Stock is set forth below. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Articles and the By-Laws of the Company (the "By-Laws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Voting Rights. The holders of Class A Common Stock and Class B Common Stock generally have identical rights, except that holders of Class A Common Stock are entitled to one vote per share, while holders of Class B Common Stock are entitled to 10 votes per share, on all matters to be voted on by the shareholders. Generally, all matters to be voted on by the shareholders must be approved by a majority of the votes cast by the holders of all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Articles must be approved by a majority of the combined votes cast by the holders of all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class. However, amendments to the Articles that would alter or change the powers, preferences or special rights of the Class A Common Stock or the Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes cast by the holders of the shares affected by the amendment present in person or represented by proxy, voting as a separate class. In addition, approval of certain other transactions with persons other than Kennametal and its affiliates will require the approval of a majority of certain shareholders. See "--Certain Provisions of the Articles and By-Laws--Change of Control Provisions--PBCL Anti-Takeover Provisions."

     Board Classification and Cumulative Voting. In accordance with the terms of the Articles, prior to the Control Termination Date, members of the Board of Directors of the Company will hold office for one year terms, will be elected at each annual meeting of the shareholders of the Company and shareholders will not be entitled to cumulate their votes in the election of directors. On or as reasonably practicable after the Control Termination Date, the Board will be divided into three classes designated as Class I, Class II and Class III, respectively, with staggered three-year terms of office. At each annual meeting thereafter, directors who are elected to succeed the class of directors whose terms expire at that meeting will be elected for three-year terms and shareholders will have cumulative voting rights (i.e., in voting for directors each shareholder multiplies the total number of votes which its shares represents by the number of directors to be elected and is entitled to cast the entire number of votes so determined for one nominee or to distribute them among the nominees in such proportion as the shareholder may determine). This classification of the Board and cumulative voting will help to ensure continuity and stability of corporate leadership and policy of the Company after Kennametal has divested itself of a controlling interest in the Company. The classification of the Board will also have the effect, however, of increasing the period of time before each member of the Board will be re-elected or can be replaced, which may have the effect of frustrating persons seeking to effect a takeover or assume control of the Board.

     Dividends. Holders of Class A Common Stock and Class B Common Stock will share ratably in any dividends declared by the Board, subject to any preferential rights of any outstanding Preferred Stock. Dividends consisting of shares of Class A Common Stock and Class B Common Stock may be paid only as follows: (i) shares of Class A Common Stock may be paid only to holders of shares of Class A Common Stock, (ii) shares of Class B Common Stock may be paid only to holders of shares of Class B Common Stock, and (iii) shares shall be paid proportionally with respect to each outstanding share of Class A Common Stock and Class B Common Stock.

     Dividends may be paid on the Common Stock if, when and as determined by the Board from time to time out of any funds legally available therefor. Under the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), a dividend may not be paid if the Company is at the time insolvent or would be insolvent after the payment of such dividend.

     The Company intends to retain its future earnings to finance the development, expansion and growth of its business and does not presently intend to pay cash dividends to the holders of Class A Common Stock in the foreseeable future. The payment of future dividends on the Class A Common Stock, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company, general business conditions and limitations imposed by Pennsylvania law. See "Dividend Policy." By virtue of its stock ownership, Kennametal will have the ability to change the size and composition of the Board and thereby control the payments of dividends by the Company.

     Conversion. Each share of Class B Common Stock will convert into one share of Class A Common Stock (i) while such share of Class B Common Stock is held by Kennametal, at the option of Kennametal prior to a Tax-Free Spin-Off, (ii) automatically on the Control Termination Date if it occurs prior to a Tax-Free Spin-Off, and (iii) automatically upon a transfer by Kennametal to a person other than an affiliate of Kennametal or upon any Kennametal affiliate ceasing to be a Kennametal affiliate, except for a disposition effected in connection with a transfer of Class B Common Stock to shareholders of Kennametal as a dividend in a transaction intended to be tax-free under the Code (a "Tax-Free Spin-Off"). If Kennametal determines to effect a Tax-Free Spin-Off and in its discretion determines that it could effect a Tax-Free Spin-Off by distribution of the shares of Class A Common Stock into which the Class B Common Stock can be converted,

Kennametal will convert its Class B Common Stock into Class A Common Stock immediately prior to such Tax-Free Spin-Off and distribute such shares of Class A Common Stock rather than shares of Class B Common Stock to its shareholders. At present, the Code requires, among other matters, that a company have beneficial ownership of at least 80% of the voting power of outstanding common stock in order for a spin-off to be tax-free under the Code.

     Following a Tax-Free Spin-Off of the Class B Common Stock, shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on the fifth anniversary of the Tax-Free Spin-Off, unless prior to such Tax-Free Spin-Off, Kennametal delivers to the Company written advice of counsel reasonably satisfactory to the Company (which shall include Kennametal's General Counsel) to the effect that either (i) such conversion could adversely affect the ability of Kennametal to obtain a favorable ruling from the Internal Revenue Service (the "IRS") that the distribution would be a Tax-Free Spin-Off or (ii) the IRS has adopted a general non-ruling policy on tax-free spin-offs and that such conversion could adversely affect the status of the distribution as a Tax-Free Spin-Off. If such written advice is received, approval of such conversion will be submitted to a vote of the holders of the Company's Common Stock as soon as practicable after the fifth anniversary of the Tax-Free Spin-Off unless Kennametal delivers to the Company written advice of counsel reasonably satisfactory to the Company (which shall include Kennametal's General Counsel) prior to such anniversary that such vote would adversely affect the status of the distribution as a Tax-Free Spin-Off, including the ability to obtain a favorable ruling from the IRS; if such written advice is delivered, the Company shall call no such meeting, no such meeting shall be held and no such vote shall be taken. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both the Company's Class A Common Stock and Class B Common Stock present and voting, voting together as a single class, with each share entitled to one vote for such purpose. No assurance can be given that such conversion would be consummated. Kennametal has no current plans with respect to a Tax-Free Spin-Off of the Company.

     The foregoing requirements are intended to ensure that tax-free treatment of the Tax-Free Spin-Off is preserved should the IRS challenge such automatic conversion as violating the 80% vote requirement currently required by the Code for a tax-free spin-off. Similarly, the requirement to submit a conversion to a vote of the holders of Common Stock is intended to preserve such tax treatment should the IRS challenge such automatic conversion as violating the 80% vote requirement.

     All conversions will be effected on a share-for-share basis. Automatic conversion of the Class B Common Stock into Class A Common Stock if a Tax-Free Spin-Off has not occurred on the Control Termination Date is intended to ensure that Kennametal retains voting control by virtue of its ownership of Class B Common Stock only if it has a material economic interest in the Company.

     In addition, in order to give any holder of the Class A Common Stock or Class B Common Stock the right to participate in any offer for a significant amount of the shares of the other class that is not similarly offered for the shares of such holder's class, shares of Common Stock of each class will be convertible, at the option of the registered holder thereof, on a share-for-share basis, into shares of the other class if any person (other than Kennametal and, in the case of Class A Common Stock, only following a Tax-Free Spin-Off), or any group of persons agreeing to act together for the purpose of acquiring, holding, voting or disposing of shares of Common Stock (other than Kennametal or any one or more of its affiliates), makes an offer, which the Board deems to be a bona fide offer, to purchase five percent or more of the other class of Common Stock for cash and/or other securities or property without making a similar offer for the shares of such class. The shares of Common Stock of a class may be so converted only during the period in which such bona fide offer is in effect. Any share of Common Stock so converted and not acquired by the offeror prior to the termination, rescission or completion of the offer will automatically reconvert to a share of the class from which it was converted upon such termination, rescission or completion.

     Other Rights. In the event of a voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of shares of Common Stock will be entitled to share in all assets of the Company remaining after the payment of its liabilities, subject to prior distribution rights and payment of any distributions owing to holders of shares of Preferred Stock then outstanding, if any. No shares of either class of

Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock. The Company may issue Common Stock, option rights or securities having conversion or option rights without first offering them to the holders of the Common Stock. Upon consummation of the Offering, all the outstanding shares of Class A Common Stock and Class B Common Stock will be legally issued, fully paid and nonassessable.

PREFERRED STOCK

     The Board is authorized, without further action by the shareholders of the Company and with the full authority permitted by law, to issue the Preferred Stock from time to time in one or more classes or series and to determine the voting rights, designations, preferences, limitations, qualifications, privileges, options, restrictions and special rights, if any, including, without limitation, the dividend rights, conversion rights, voting rights, redemption rights and maturity dates thereof. The Preferred Stock is available for possible future financing and acquisition transactions, stock dividends or distributions, employee benefit plans and other general corporate purposes. Under certain circumstances, the Preferred Stock could be used to create voting impediments or to frustrate persons seeking to effect a takeover, assume control of the Board or otherwise gain control of the Company.

CERTAIN PROVISIONS OF THE ARTICLES AND BY-LAWS

     CHANGE OF CONTROL PROVISIONS. Certain provisions of the Articles and By-Laws may have the effect of delaying, deferring or preventing a change of control of the Company that would be operative with respect to an extraordinary corporate transaction involving the Company, such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets or liquidation. These provisions might discourage a potentially interested purchaser from attempting a unilateral takeover bid for the Company on terms which some shareholders might favor. Although the Company does not believe that, by discouraging potential takeover bids, these provisions will depress the stock price of the Common Stock, these provisions might diminish the opportunity for the shareholders of the Company to sell their shares at a premium over then prevailing market prices. Set forth below is a discussion of such provisions.

     Advance Notice of Business to be Brought Before Shareholder
Meetings. Except as otherwise provided with respect to the nomination of directors, the By-Laws restrict the ability of a shareholder other than Kennametal to bring business before an annual or special meeting of shareholders. Specifically, to do so, such shareholder must provide written notice of the proposed business to the Secretary of the Company at least 60 days in advance of such annual or special meeting (or if less than 60 days' notice or prior public disclosure of the date of such annual or special meeting is given, not later than 10 days after the date of mailing of such notice or the date of such public disclosure, whichever occurs first). Such shareholder notice is required to set forth the following information: (i) the name and address of the shareholder proposing such business; (ii) a brief description of such business;
(iii) the class, series and number of shares of the Company's capital stock owned by such shareholder; (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (naming such person or persons) in connection with such business or any special interest such shareholder may have in connection with such business; (v) all other information as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission had proxies been solicited with respect to such business by the Board; and (vi) a representation that the shareholder is a shareholder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy in order to present such proposal.

     The foregoing provisions may delay the ability of shareholders to bring matters before annual or special meetings of the shareholders other than matters which the Company deems desirable and may provide sufficient time for the Company to institute litigation or take other appropriate steps to respond to such business or to prevent such business from being acted upon, if such response or prevention is thought to be necessary or desirable for any reason. The foregoing provisions do not limit a shareholder's right to provide a proposal for inclusion in the proxy statement of the Company in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Special Shareholder Meetings. Separately, the PBCL provides that unless specifically permitted in the corporation's articles, shareholders of a registered corporation are not entitled to call a special meeting of shareholders. The Articles do not permit the shareholders of the Company, other than Kennametal, to call a special meeting. Therefore, the shareholders of the Company, other than Kennametal prior to the Control Termination Date, are not entitled to call a special meeting.

     Advance Notice of Nominees for the Board. The By-Laws restrict the ability of a shareholder other than Kennametal to nominate individuals for election as directors. Specifically, in order for such shareholder to make such nomination(s), such shareholder must provide written notice of such shareholder's intent to make such nomination(s) to the Secretary of the Company at least 60 days in advance of the meeting of the shareholders at which such election is to be held (or if less than 60 days' notice or prior public disclosure of the date of such annual meeting is given, not later than 10 days after the date of mailing of such notice or the date of such public disclosure, whichever occurs first). Such shareholder notice is required to set forth the following information: (i) the name and address of the shareholder who intends to make the nomination(s) and of the person(s) to be nominated; (ii) the class, series and number of shares of the Company's capital stock owned by such shareholder and a representation that the shareholder is a holder of record of such stock of the Company and intends to appear in person or by proxy at the meeting to nominate the person(s) specified in the notice; (iii) a description of all arrangements or understandings between such shareholder and any other person(s), naming such person(s), pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission had the nominee been nominated by the Board; and (v) the consent of each nominee to serve as a director of the Company if so elected.

     The foregoing provisions provide the Company sufficient time to assess the qualifications of any person proposed for election to the Board and provide sufficient time for the Company to institute litigation or take other appropriate steps to prevent the nominee from being elected or serving, if such prevention is thought to be necessary or desirable for any reason. Such provisions also may inhibit shareholders who do not have any intention of controlling the Company or the Board from participating in the nomination process.

     Limitation Of Liability. The Articles provides that, to the fullest extent permitted by law, directors of the Company will not be personally liable for monetary damages for any action taken, or any failure to take any action, as a director.

     PBCL Anti-Takeover Provisions. The PBCL contains a number of statutory "anti-takeover" provisions, including Subchapters E, F, G and H of Chapter 25 and Section 2538 of the PBCL, which apply automatically to a Pennsylvania registered corporation (usually a public company) unless such corporation elects to opt-out as provided in such provisions. The Company, as a new Pennsylvania registered corporation, has elected in its Articles to opt-out of certain of the anti-takeover provisions entirely, namely Subchapters E and G (and the related Subchapters I and J as discussed below) and Subchapters F and H, and has elected in its Articles to exclude Kennametal and its affiliates from Section 2538 (which applies to transactions with interested shareholders). Upon completion of
the Offering, Kennametal will beneficially own approximately     % of the
combined voting power of all classes of voting stock of the Company (     % if
the Underwriters' over-allotment option is exercised). The Company believes that certain of the PBCL "anti-takeover" provisions are less necessary as a result of such ownership structure and elimination of such provisions alleviates their being inadvertently triggered by virtue of the Company's ownership structure, contrary to the intentions of such provisions.

     The following descriptions are qualified in their entirety by reference to such provisions of the PBCL:

          Subchapter E (relating to control transactions) generally provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

          Subchapter F (relating to business combinations) generally delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and the corporation. The term "business combination" is defined broadly to include various transactions between a corporation and an interested shareholder including mergers, sales or leases of specified amounts of assets, liquidations, reclassifications and issuances of specified amounts of additional shares of stock of the corporation. An "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares.

          Subchapter G (relating to control-share acquisitions) generally prevents a person or group who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the "disinterested" shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer. If shareholder approval is obtained, the corporation is also subject to Subchapters I and J of Chapter 25 of the PBCL. Subchapter I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

          Subchapter H (relating to disgorgement) generally applies in the event that any person or group publicly discloses that the person or group may acquire control of the corporation or a person or the group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by the person or the group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within the preceding 24 months.

          Section 2538 of the PBCL generally establishes certain shareholder approval requirements with respect to specified transactions with "interested shareholders."

          Also, Subchapters E, F, G and H contain a wide variety of transactional and status exemptions, exclusions and safe harbors.

     LIMITATIONS ON THE COMPANY'S BUSINESS ACTIVITIES. The Articles provide that, at any time prior to the day after the third annual meeting of shareholders held after the Control Termination Date, the Company will not, directly or indirectly (whether through a subsidiary of, or any other person controlled by, the Company), for its own account or for the account of another, engage in manufacturing metalworking tools, inserts and related products, including, but not limited to, cutting tools, carbide and other tool inserts, abrasives, drills, machine tool accessories, hand tools and other industrial supplies (collectively, the "Metalworking Products").

     The Articles also provide that the Company may not engage in any business or activity other than the Industrial Supply Business without the consent of Kennametal or a majority vote of the Company's shareholders and that no person will be liable for breach of any fiduciary duty as a shareholder or controlling person of the Company, or otherwise, by reason of such person consenting to or voting in favor of, or not consenting to or voting against authorization for the Company to engage in any business or activity other than the Industrial Supply Business.

     The Company's Articles also require that, unless Kennametal otherwise consents, the Company purchase from Kennametal all of the Company's direct-marketing requirements for Metalworking Products available from Kennametal.

     CORPORATE OPPORTUNITIES. The Articles provide that no opportunity, transaction, agreement or other arrangement to which Kennametal is a party shall be a corporate opportunity of the Company, directly or indirectly, unless such opportunity, transaction, agreement or other arrangement was initially offered to the Company before it is offered to Kennametal and either: (i) the Company has an enforceable contractual interest in such opportunity, transaction, agreement or arrangement or (ii) the subject matter of such opportunity, transaction, agreement or other arrangement is a constituent element of an activity in which the Company is then actively engaged. Even if the foregoing conditions were met, the Articles provide that such fact alone does not conclusively render such opportunity the property of the Company.

     Kennametal may in the future receive business opportunities which would be suitable for either the Company or Kennametal (or an affiliate of Kennametal other than the Company). There can be no assurance that such business opportunities will be offered to the Company.

NEW YORK STOCK EXCHANGE LISTING

     Prior to the date of this Prospectus, there has been no established public market for the Common Stock. Application will be made for listing of the Class A
Common Stock on the New York Stock Exchange under the symbol "       ."

TRANSFER AGENT AND REGISTRAR

     The Company presently intends to use ChaseMellon Shareholder Services, L.L.C. as the Transfer Agent and Registrar for the Class A Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have        shares of
Class A Common Stock issued and outstanding (       if the Underwriters'
over-allotment option is exercised in full) and        shares of Class B Common
Stock issued and outstanding. All of the shares of Class A Common Stock to be sold in the Offering will be freely transferable and tradable without restrictions under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act ("Rule 144")), which will be subject to the resale limitations of Rule 144. All of the outstanding shares of Class B Common Stock are owned by Kennametal and have not been registered under the Securities Act and may not be sold in the absence of an effective registration statement under the Securities Act other than in accordance with Rule 144 or another exemption from registration. Kennametal has certain rights to require the Company to effect registration of shares of Common Stock owned by Kennametal, which rights may be assigned. See "Relationship with Kennametal--Corporate Agreement."

     In general, under Rule 144 as currently in effect, a person (including an affiliate) who beneficially owns shares that are "restricted securities" as to which at least one year has elapsed since the later of the date of acquisition of such securities from the issuer or from an affiliate of the issuer, and any affiliate who owns shares that are not "restricted securities", is entitled to sell within any three-month period, a number of shares that does not exceed (together with the sales by other persons required to be aggregated) the greater of one percent of the total number of outstanding shares of the class of stock being sold or the average weekly reported trading volume of the class of stock being sold during the four calendar weeks preceding the filing of the required notice of such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted securities as to which at least two years have elapsed since the later of the date of the acquisition of such securities from the issuer or from an affiliate of the issuer is entitled to sell such shares without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer.

     Prior to the Offering, there has been no public market for the Common Stock. No predictions can be made as to the effect, if any, that future sales of Common Stock or the availability of such shares for sale will have on the prevailing market prices of the Class A Common Stock following the Offering. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for Class A Common Stock. Although Kennametal in the future may effect or direct sales or other dispositions of Common Stock that would reduce its beneficial ownership interest in the Company, Kennametal has advised the Company that its current intention is to continue to hold all of the Class B Common Stock beneficially owned by it immediately after the completion of the Offering. However, Kennametal has no agreement with the Company not to sell or distribute such shares and, other than pursuant to the Purchase Agreement described below, there can be no assurance concerning the period of time during which Kennametal will maintain its beneficial ownership of Common Stock. Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common

Stock is required in order for Kennametal to continue to include the Company in its consolidated group for federal tax purposes and ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for Kennametal to be able to effect a Tax-Free Spin-Off of the Company. Kennametal has indicated to the Company that any decision by Kennametal to reduce such beneficial ownership interest would be made in the future on the basis of all of the circumstances existing at such time, including the effect, if any, of any such reduction on Kennametal, stock market conditions and other factors. The Company and Kennametal have agreed not to (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (including Class B Common Stock) or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (including Class B Common Stock) whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, for a period of 180 days from the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters, except for any shares of Class A Common Stock issued or options to purchase Class A Common Stock granted pursuant to the Company's employee benefit plans described herein.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and each of the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the aggregate number of shares of Class A Common Stock set forth opposite its name below. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Class A Common Stock offered hereby if any of such shares are purchased.

                                                                                  NUMBER
                                          UNDERWRITERS                           OF SHARES
      ------------------------------------------------------------------------   ---------
      Merrill Lynch, Pierce, Fenner & Smith
                   Incorporated...............................................
      Goldman, Sachs & Co.....................................................
                                                                                  -------
                   Total......................................................
                                                                                  =======

     The Underwriters have advised the Company that they propose initially to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at
such price less a concession not in excess of $          per share. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $          per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option exercisable for 30 days from the date of this Prospectus to purchase up to an aggregate of additional shares of Class A Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the shares of Class A Common Stock offered hereby. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Class A Common Stock to be
purchased by it shown in the foregoing table bears to the        shares of Class
A Common Stock initially offered hereby.

     The Company and Kennametal have agreed not to (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (including Class B Common Stock) or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (including Class B Common Stock) whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, for a period of 180 days from the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters, except for any shares of Class A Common Stock issued or options to purchase Class A Common Stock granted pursuant to the Company's employee benefit plans described herein.

     The Company and Kennametal have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Class A Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Class A Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

     If the Underwriters create a short position in the Class A Common Stock in connection with the Offering (i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of the Prospectus), the Underwriters may reduce that short position by purchasing Class A Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase shares of Class A Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Class A Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Certain of the Underwriters have provided from time to time, and may provide in the future, investment banking services to Kennametal, the Company and their affiliates, for which such Underwriters have received and will receive customary fees and commissions.

     Application will be made for listing of the Class A Common Stock on the New
York Stock Exchange under the trading symbol "       ." In order to meet the
requirements for listing the Class A Common Stock on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more shares of Class A Common Stock to a minimum of 2,000 beneficial owners.

     Prior to the Offering, there has been no established trading market for the shares of Class A Common Stock. The initial public offering price for the Class A Common Stock offered hereby has been determined by negotiations between the Company and the Underwriters. Among the factors considered in making such determination were the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the past and present operations of the Company, the historical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering, the prices of similar securities of generally comparable companies and other relevant factors. There can be no assurance that an active trading market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

     The Underwriters have informed the Company that they do not intend to confirm sales of Class A Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock being offered hereby will be passed upon for the Company by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. William R. Newlin, Chairman of the Board of the Company and Kennametal, is a shareholder in Buchanan Ingersoll Professional Corporation. As of April 28, 1997, Mr. Newlin beneficially owned 23,052 shares of Kennametal Capital Stock and 8,322 Kennametal Stock Credits. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Simpson Thacher & Bartlett will rely on Buchanan Ingersoll Professional Corporation with respect to matters of Pennsylvania law.

                                    EXPERTS

     The financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. In addition, the Registration Statement may be accessed electronically at the Commission's site on the World Wide Web at http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     Prior to the Offering, the Company has not been required to file reports under the Exchange Act. However, following the consummation of the Offering, the Company will be required to file reports proxy statements and other information with the Commission pursuant to the Exchange Act. Such reports, proxy statements and other information can be inspected and copied at the addresses, and may be accessed electronically at the web site, set forth above. The Company intends to furnish to its shareholders annual reports containing audited financial statements following the end of each fiscal year and to make available quarterly reports containing unaudited summary financial information for the first three fiscal quarters of each fiscal year. Kennametal is subject to the information requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of Independent Public Accountants..............................................   F-2
Consolidated Statements of Income.....................................................   F-3
Consolidated Balance Sheets...........................................................   F-4
Consolidated Statements of Cash Flows.................................................   F-5
Consolidated Statements of Shareholder's Equity.......................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO JLK DIRECT DISTRIBUTION INC.

     We have audited the accompanying consolidated balance sheets of JLK Direct Distribution Inc. as of June 30, 1995 and 1996, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JLK Direct Distribution Inc. and subsidiaries as of June 30, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP
Pittsburgh, Pennsylvania
April 25, 1997

                          JLK DIRECT DISTRIBUTION INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  NINE MONTHS ENDED
                                                FISCAL YEAR ENDED JUNE 30,            MARCH 31,
                                             --------------------------------    --------------------
                                               1994        1995        1996        1996        1997
                                             --------    --------    --------    --------    --------
                                                                                     (UNAUDITED)
Net sales.................................   $144,933    $188,202    $243,969    $175,989    $225,195
Cost of goods sold........................    100,672     127,917     166,326     120,017     152,339
                                             --------    --------    --------    --------    --------
  Gross profit............................     44,261      60,285      77,643      55,972      72,856
Operating expenses........................     33,026      40,658      52,761      38,217      50,425
                                             --------    --------    --------    --------    --------
  Operating income........................     11,235      19,627      24,882      17,755      22,431
Interest and other........................         --          --          --          --          --
                                             --------    --------    --------    --------    --------
Income before income taxes................     11,235      19,627      24,882      17,755      22,431
Provision for income taxes................      4,522       7,799       9,819       7,019       8,812
                                             --------    --------    --------    --------    --------
  Net income..............................   $  6,713    $ 11,828    $ 15,063    $ 10,736    $ 13,619
                                             ========    ========    ========    ========    ========
Unaudited data, as adjusted:
Pro forma net income per share............
                                             ========    ========    ========    ========    ========
Pro forma weighted average shares
  outstanding.............................
                                             ========    ========    ========    ========    ========

        The accompanying notes are an integral part of these statements.

                          JLK DIRECT DISTRIBUTION INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                        PRO FORMA
                                                       JUNE 30,                         MARCH 31,
                                                 --------------------     MARCH 31,       1997
                                                  1995         1996         1997        (NOTE 12)
                                                 -------     --------     --------     -----------
                                                                          (UNAUDITED)  (UNAUDITED)
ASSETS:
Current assets:
  Cash and equivalents........................   $ 6,854     $    690     $  6,678      $   6,678
  Accounts receivable, less allowance for
     doubtful accounts of $152, $175 and $185,
     respectively.............................    20,268       32,520       39,697         39,697
  Inventories.................................    44,388       59,302       61,659         61,659
  Deferred income taxes.......................     1,948        2,838        3,094          3,094
                                                 -------     --------     --------      ---------
     Total current assets.....................    73,458       95,350      111,128        111,128
                                                 -------     --------     --------      ---------
Property, plant and equipment:
  Land and buildings..........................       834        1,073          950            950
  Machinery and equipment.....................     4,838        6,090        8,177          8,177
  Less accumulated depreciation...............    (2,596)      (3,191)      (3,926)        (3,926)
                                                 -------     --------     --------      ---------
     Net property, plant and equipment........     3,076        3,972        5,201          5,201
                                                 -------     --------     --------      ---------
Other assets:
  Goodwill, net...............................    21,628       20,990       20,512         20,512
  Deferred income taxes.......................        --           79          226            226
  Other.......................................       731          654        1,065          1,065
                                                 -------     --------     --------      ---------
     Total other assets.......................    22,359       21,723       21,803         21,803
                                                 -------     --------     --------      ---------
     TOTAL ASSETS.............................   $98,893     $121,045     $138,132      $ 138,132
                                                 =======     ========     ========      =========
LIABILITIES:
Current liabilities:
  Accounts payable............................   $ 9,537     $ 13,519     $ 17,617      $  17,617
  Due to Kennametal and affiliates............     7,853        4,861        3,476          3,476
  Income taxes payable........................     2,683        1,966        2,460          2,460
  Accrued vacation pay........................       640          777          830            830
  Other.......................................       800          964        1,105          1,105
  Dividends payable...........................        --           --           --         20,000
                                                 -------     --------     --------      ---------
     Total current liabilities................    21,513       22,087       25,488         45,488
                                                 -------     --------     --------      ---------
  Deferred income taxes.......................        87           --           --             --
  Other liabilities...........................       571          967        1,266          1,266
                                                 -------     --------     --------      ---------
     Total liabilities........................    22,171       23,054       26,754         46,754
                                                 -------     --------     --------      ---------
SHAREHOLDER'S EQUITY:
  Investments by and advances from
     Kennametal...............................    76,725       98,038      111,244         91,244
  Translation adjustment......................        (3)         (47)         134            134
                                                 -------     --------     --------      ---------
     Total shareholder's equity...............    76,722       97,991      111,378         91,378
                                                 -------     --------     --------      ---------
     TOTAL LIABILITIES AND SHAREHOLDER'S
       EQUITY.................................   $98,893     $121,045     $138,132      $ 138,132
                                                 =======     ========     ========      =========

        The accompanying notes are an integral part of these statements.

                          JLK DIRECT DISTRIBUTION INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   NINE MONTHS ENDED
                                                    FISCAL YEAR ENDED JUNE 30,         MARCH 31,
                                                   ----------------------------    ------------------
                                                    1994      1995       1996       1996       1997
                                                   ------    -------    -------    -------    -------
                                                                                      (UNAUDITED)
OPERATING ACTIVITIES:
Net income......................................   $6,713    $11,828    $15,063    $10,736    $13,619
Adjustments for noncash items:
  Depreciation and amortization.................    1,240      1,278      1,458      1,073      1,118
  Noncash transactions with Kennametal..........    3,438      3,481      5,660      4,067      4,714
Changes in certain assets and liabilities:
  Accounts receivable...........................   (5,051)     2,100    (12,252)    (9,554)    (7,177)
  Inventories...................................   (1,612)    (8,697)   (14,914)    (8,205)    (2,357)
  Accounts payable and accrued liabilities......    3,058      6,815      1,278       (127)     2,907
  Other.........................................    1,801      1,378     (1,287)    (1,253)       (21)
                                                   ------    -------    -------    -------    -------
Net cash flow from (used in) operating
  activities....................................    9,587     18,183     (4,994)    (3,263)    12,803
                                                   ------    -------    -------    -------    -------
INVESTING ACTIVITIES:
Purchases of property, plant and equipment......     (648)    (1,175)    (2,053)    (1,408)    (2,028)
Other...........................................      529        234        337         --        159
                                                   ------    -------    -------    -------    -------
Net cash flow used in investing activities......     (119)      (941)    (1,716)    (1,408)    (1,869)
                                                   ------    -------    -------    -------    -------
FINANCING ACTIVITIES:
Net cash advances by (payments to) Kennametal...   (7,159)   (15,391)       590     (1,450)    (5,127)
                                                   ------    -------    -------    -------    -------
EXCHANGE RATE EFFECT ON CASH....................       --         (3)       (44)        10        181
CASH AND EQUIVALENTS:
Net increase (decrease) in cash and
  equivalents...................................    2,309      1,848     (6,164)    (6,111)     5,988
Cash and equivalents, beginning of period.......    2,697      5,006      6,854      6,854        690
                                                   ------    -------    -------    -------    -------
Cash and equivalents, end of period.............   $5,006    $ 6,854    $   690    $   743    $ 6,678
                                                   ======    =======    =======    =======    =======
SUPPLEMENTAL DISCLOSURE:
Income taxes paid...............................   $4,944    $ 7,575    $10,891    $ 8,168    $ 9,168

        The accompanying notes are an integral part of these statements.

                          JLK DIRECT DISTRIBUTION INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                 JUNE 30,
                                                       -----------------------------     MARCH 31,
                                                        1994       1995       1996         1997
                                                       -------    -------    -------    -----------
                                                                                        (UNAUDITED)
Balance at beginning of period......................   $73,815    $76,807    $76,722     $  97,991
Net income..........................................     6,713     11,828     15,063        13,619
Net cash advances by (payments to) Kennametal.......    (7,159)   (15,391)       590        (5,127)
Other noncash transactions..........................     3,438      3,481      5,660         4,714
Translation adjustment..............................        --         (3)       (44)          181
                                                       -------    -------    -------     ---------
Balance at end of period............................   $76,807    $76,722    $97,991     $ 111,378
                                                       =======    =======    =======     =========

        The accompanying notes are an integral part of these statements.

                          JLK DIRECT DISTRIBUTION INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. FORMATION AND NATURE OF BUSINESS

     The accompanying consolidated financial statements of JLK Direct Distribution Inc. (the "Company") include the operations of J&L America, Inc. ("J&L"), a wholly owned subsidiary of Kennametal Inc. ("Kennametal"), and Full Service Supply ("Full Service Supply"), which had been operated as a program of Kennametal. Prior to April 1, 1997, the Company had no separate legal status or existence. Kennametal incorporated the Company as a Pennsylvania corporation under the name "JLK Direct Distribution Inc." in April 1997. In anticipation of an initial public offering ("IPO"), (i) Kennametal contributed to the Company the stock of J&L and the assets and liabilities of Full Service Supply and (ii) the Company and Kennametal entered into certain contractual arrangements (see
Note 12). The Company and Kennametal will operate as separate companies.

     The Company is a global distributor of metalworking consumables and related products to the metalworking industry utilizing mail order catalogs, showrooms, and integrated industrial supply programs, which constitutes a single business segment. The Company's executive offices are located in Latrobe, Pennsylvania and serve both domestic and international markets through its 18 showrooms and six distribution centers and numerous integrated industrial supply programs, with the largest concentration in the midwest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The summary of significant accounting policies is presented below to assist in evaluating the Company's financial statements.

     BASIS OF PRESENTATION. The accompanying consolidated financial statements consist of the financial statements of the Company as described in Note 1. These statements are presented as if the Company had existed as a corporation separate from Kennametal and include the historical assets, liabilities, sales and expenses directly related to the Company's operations that were either specifically identifiable or allocable. Shareholder's equity (which represents Kennametal's 100% interest prior to the IPO) comprises both investments by and non-interest bearing advances from Kennametal. The Company expects that in connection with the IPO, such amounts will be included as part of the Company's permanent equity capitalization. All operating expenses related to the Company have been appropriately reflected in the Company's consolidated financial statements. All material transactions between entities included in the consolidated financial statements have been eliminated. The accompanying financial statements do not include Kennametal's general corporate debt or an allocation of interest expense.

     For the periods presented, certain operating expenses reflected in the consolidated financial statements include charges for certain services provided by Kennametal. These charges are based on personnel, business volume or other appropriate bases and generally include expenses related to information management and other administrative services. These charges are estimates based on Kennametal management's best estimate of actual expenses. It is Kennametal management's opinion that the expenses charged to the Company are reasonable and are representative of the expenses the Company would have incurred on a stand-alone basis.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND EQUIVALENTS. Cash as reflected in the consolidated financial statements represents the Company's position in Kennametal's centralized cash management system. Kennametal considers temporary cash investments having original maturities of three months or less as cash equivalents. Cash equivalents consist principally of investments in money market funds and certificates of deposit.

     INVENTORIES are carried at the lower of cost, using the first-in, first-out
(FIFO) method, or market.

     PROPERTY, PLANT AND EQUIPMENT are carried at cost. Major improvements are capitalized, while maintenance and repairs are generally expensed as incurred. Retirements and disposals are removed from cost and accumulated depreciation accounts, with the gain or loss reflected in net income. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets ranging from three to 10 years.

     ADVERTISING AND CATALOG COSTS. Advertising costs are expensed as incurred. The costs of producing and distributing the Company's catalog are deferred and are included in other assets in the Company's balance sheet. These costs are amortized over the life of the catalog which typically is one year or less.

     PRE-OPENING COSTS related to showrooms, distribution centers and new integrated supply contracts are expensed as incurred.

     GOODWILL represents an allocation from Kennametal for the excess of costs over the fair value of net assets acquired related to the historical acquisition costs of the Company. Goodwill is being amortized on a straight-line basis over the expected period to be benefited, which is estimated to be 40 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation.

     INCOME TAXES. The provision for Federal and state income taxes has been calculated as if the Company were a stand-alone corporation filing separate tax returns. Deferred income taxes are recognized based on the future income tax effects (using enacted tax laws and rates) of differences in the carrying amounts of assets and liabilities for financial reporting and tax purposes. A valuation allowance is recognized if it is "more likely than not" that some or all of a deferred tax asset will not be realized.

     FOREIGN CURRENCY TRANSLATION. Assets and liabilities of the Company's international operation are translated into U.S. dollars using year-end exchange rates, while sales and expenses are translated at average exchange rates throughout the year. The resulting net translation adjustments are recorded as a separate component of shareholder's equity.

     EARNINGS PER SHARE is computed using the weighted average number of shares outstanding during the year.

     REVENUE RECOGNITION. The Company recognizes revenue from product sales upon transfer of title to the customer.

     NEW ACCOUNTING STANDARDS. In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company adopted SFAS No. 121 on July 1, 1996 and the adoption of SFAS No. 121 did not have an impact on the consolidated financial statements, as the statement is consistent with existing Company policy.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." Under the provisions of SFAS No. 123, companies may elect to account for stock-based compensation plans using a fair-value-based method or may continue measuring compensation expense for those plans using the intrinsic-value-based method. Companies electing to continue using the intrinsic-value-based method must provide pro forma disclosures of net income and earnings per share as if the fair-value-based method had been applied. Management intends to account for stock-based compensation using the intrinsic-value-based method and, as such, SFAS No. 123 will not have an impact on the Company's results of operations or financial position. The required disclosure will be provided in the Company's fiscal 1997 consolidated financial statements.

     The FASB also recently issued SFAS No. 128, "Earnings Per Share" ("SFAS No. 128") and SFAS No. 129, "Disclosure of Information about Capital Structures" ("SFAS No. 129"). SFAS No. 128 was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all prior period earnings per share ("EPS") data to be restated to conform to the provisions of the statement. This statement's objective is to simplify the computations of EPS and to make the U.S. standard for EPS computations more compatible with that of the International Accounting Standards Committee. The

Company will adopt SFAS No. 128 in fiscal 1998 and does not anticipate that the statement will have a significant impact on its reported EPS.

     SFAS No. 129 was issued in February 1997 and is effective for periods ending after December 15, 1997. This statement, upon adoption, will require all companies to provide specific disclosure regarding their capital structure. SFAS No. 129 will specify the disclosure for all companies, including descriptions of their capital structure and the contractual rights of the holders of such securities. The Company will adopt SFAS No. 129 in fiscal 1998 and does not anticipate that the statement will have a significant impact on its disclosure.

     INTERIM UNAUDITED FINANCIAL INFORMATION. The consolidated financial statements as of, and for the nine months ended March 31, 1997 and 1996 are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the unaudited consolidated financial statements for these interim periods have been included. The results of interim periods are not necessarily indicative of the results to be obtained for a full year.

3. GOODWILL

     Goodwill is comprised of the following:

                                                                         AS OF JUNE 30,
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Goodwill.......................................................    $25,167     $25,167
    Less: Accumulated amortization.................................      3,539       4,177
                                                                       -------     -------
                                                                       $21,628     $20,990
                                                                       =======     =======

4. LEASES

     The operations of the Company are conducted on leased premises, primarily leased from related parties. The leases (most of which provide for the payment of real estate taxes, insurance and other operating costs) are for varying periods, the longest extending to the year 2005. At June 30, 1996, approximate minimum annual rentals on such leases are as follows:

                                                         TOTAL
                                                       (INCLUDING
                                                        RELATED          RELATED
                                                         PARTY            PARTY
                                                      COMMITMENTS)     COMMITMENTS
                                                      ------------     ------------
                                                             (IN THOUSANDS)
        1997......................................       $2,534           $1,199
        1998......................................        2,603            1,201
        1999......................................        2,360            1,188
        2000......................................        1,907            1,181
        2001......................................        1,133              788
        2002 and thereafter.......................          342               11

     Total rental expense (exclusive of real estate taxes, insurance and other operating costs) for all operating leases for the fiscal years ended June 30, 1994, 1995, and 1996 was approximately $1.8 million, $1.8 million and $2.3 million, respectively, including approximately $.8 million, $.8 million, and $1.1 million, respectively, paid to related parties. In the opinion of the Company's management, these leases with affiliates are on terms which approximate fair market value.

5. COMMITMENTS AND CONTINGENCIES

     The Company has available a credit facility with a bank aggregating $2.0 million, with interest payable at the prevailing prime interest rate. The credit facility may be terminated at the option of the bank or the Company. At June 30, 1996 and for the nine months ended March 31, 1997, no amounts were outstanding under the credit facility.

6. INCOME TAXES

     Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 utilizes an asset and liability approach and deferred taxes are determined based on the estimated future tax effects of differences between the financial statements and tax bases of assets and liabilities given the provisions of enacted tax laws. The adoption of SFAS No. 109 did not have a material impact on the consolidated financial statements.

     The provision for income taxes consisted of the following:

                                                                     1994       1995       1996
                                                                    ------     ------     ------
                                                                           (IN THOUSANDS)
Current income taxes:
  Federal........................................................   $4,297     $6,559     $9,454
  State..........................................................      646        987      1,421
                                                                    ------     ------     ------
  Total..........................................................    4,943      7,546     10,875
Deferred income taxes............................................     (421)       253     (1,056)
                                                                    ------     ------     ------
Provision for income taxes.......................................   $4,522     $7,799     $9,819
                                                                    ======     ======     ======
Effective tax rate...............................................     40.2%      39.7%      39.5%
                                                                    ======     ======     ======

     The reconciliation of income taxes computed using the statutory U.S. income tax rate and the provision for income taxes was as follows:

                                                                     1994       1995       1996
                                                                    ------     ------     ------
                                                                           (IN THOUSANDS)
Income taxes at U.S. statutory rate..............................   $3,932     $6,869     $8,709
State income taxes, net of federal tax benefits..................      386        660        835
Nondeductible goodwill...........................................      223        223        223
Other............................................................      (19)        47         52
                                                                    ------     ------     ------
Provision for income taxes.......................................   $4,522     $7,799     $9,819
                                                                    ======     ======     ======

     Deferred tax assets and liabilities consisted of the following:

                                                                              1995       1996
                                                                             ------     ------
                                                                              (IN THOUSANDS)
Deferred tax assets (liabilities):
Inventory valuation and reserves..........................................   $1,742     $2,589
  Accrued vacation and workers compensation...............................      161        172
  Property, plant and equipment...........................................     (306)      (291)
  Postretirement benefits.................................................       87        120
  Pension benefits........................................................      131        250
  Other...................................................................       46         77
                                                                             ------     ------
Net deferred tax assets...................................................   $1,861     $2,917
                                                                             ======     ======

7. PENSION BENEFITS

     The Company participates in Kennametal's Retirement Income Plan (the "Plan") which covers substantially all of the Company's employees. The benefits provided by the Plan are measured by length of service, compensation and other factors and are funded by a trust established under the Plan. The Kennametal Plan is currently overfunded and complies with the funding requirements of ERISA. Plan assets consist principally of common stocks, corporate bonds and U.S. government securities.

     The following table provides the details of the components of pension expense for the Company. It is not practicable to determine the funded status of the portion of the Plan which relates to the Company. On an overall basis, the funded assets of the Plan were in excess of the projected benefit obligation as of June 30, 1995 and 1996.

     The components of net pension cost for the Company's portion of the Plan were as follows:

                                                                        1994     1995     1996
                                                                        ----     ----     ----
                                                                            (IN THOUSANDS)
Service cost.........................................................   $420     $515     $601
Interest cost........................................................    366      275      332
Return on plan assets................................................   (529)    (422)    (551)
Net amortization and deferral........................................    (48)     (57)     (88)
                                                                        ----     ----     ----
Net pension cost.....................................................   $209     $311     $294
                                                                        ====     ====     ====

     The Company also participates in Kennametal's 401(k) Thrift Plan for employees. The charge to operations incurred by the Company for contributions totaled $.2 million, $.3 million and $.4 million in fiscal 1994, 1995 and 1996, respectively.

8. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

     The Company participates in Kennametal's sponsored plan whereby certain health care and life insurance benefits are provided for retired employees. Substantially all employees may become eligible for these benefits if they reach normal retirement age while working for the Company. These benefits are currently unfunded.

     Effective July 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under the standard, the expected cost of providing such benefits must be accrued during the periods in which employees render the necessary service. The Company previously expensed these costs as incurred. The adoption of SFAS No. 106 did not have a material impact on the consolidated financial statements.

     The components of other postretirement benefit costs for the Company's plan were as follows:

                                                                        1994     1995     1996
                                                                        ----     ----     ----
                                                                            (IN THOUSANDS)
Service cost.........................................................   $52      $56      $66
Interest cost........................................................     9       13       19
                                                                        ----     ----     ----
Postretirement benefit costs.........................................   $61      $69      $85
                                                                        ====     ====     ====

     In 1995, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Under this standard, employers must accrue the cost of separation and other benefits provided to former or inactive employees after employment but before retirement. The Company's previous practice was to generally accrue these costs as they arose. The adoption of this standard did not have a material impact on the consolidated financial statements. Postemployment benefit costs were not significant in 1995 and 1996.

9. FINANCIAL INSTRUMENTS

FAIR VALUE.

     The Company had $0.7 million in cash and equivalents at June 30, 1996, which approximates fair value because of the short maturity of these investments.

CONCENTRATIONS OF CREDIT RISK.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. By policy, the Company makes temporary cash investments with high credit quality financial institutions. With respect to trade receivables, concentrations of credit risk are somewhat reduced because the Company serves numerous customers in many industries and geographic areas. As of June 30, 1995 and 1996, receivables with the Company's five largest accounts represented 22% and 35%, respectively, of total accounts receivables (see Note
12).

10. SIGNIFICANT CUSTOMERS

     The Company operates predominantly in one industry segment, that being distribution of metalworking consumables and related products to the metalworking industry utilizing mail order catalogs, showrooms, and integrated industrial supply programs. During fiscal 1994, 1995, and 1996, sales to one customer amounted to 24%, 22% and 21% of total sales, respectively (see Note
12). Sales outside of the United States were approximately $1.8 million and $5.1 million during fiscal 1995 and 1996, respectively. These sales were principally to customers in the United Kingdom.

11. RELATED PARTY TRANSACTIONS

     The Company engages in business transactions with Kennametal and its subsidiaries. Products purchased for resale from Kennametal and its subsidiaries totaled $8.0 million in 1994, $11.4 million in 1995 and $18.0 million in 1996. Sales to these entities totaled $8.5 million in 1994, $11.4 million in 1995 and $11.4 million in 1996.

     The Company receives from Kennametal certain warehouse, management information systems, financial and administrative services. All amounts incurred by Kennametal on behalf of the Company are reflected in operating expenses in the accompanying statements of income. In addition, costs charged to the Company by Kennametal, totaling $3.4 million in 1994, $3.5 million in 1995 and $5.7 million in 1996 are included in the accompanying statements of income. Kennametal intends to continue to provide services to the Company in the future in accordance with the terms of the intercompany agreements described in Note
12. The amounts to be charged pursuant to these intercompany agreements will reflect the actual costs of providing these services which will include the additional costs associated with operating as a public company. However, the increase in these charges is not expected to be material in the future. Subsequent to the pending IPO discussed in Note 12, the Company will remit cash to Kennametal in payment of such operating expense allocations.

12. SUBSEQUENT EVENTS

REORGANIZATION

     The Company will be incorporated in April 1997. The authorized capital stock of the Company consists of 75,000,000 shares of Class A Common Stock ("Class A Common Stock"), par value $0.01 per share, 50,000,000 shares of Class B Common Stock ("Class B Common Stock"), par value $0.01 per share, and 25,000,000 shares of Preferred Stock, par value $0.01 per share. The holders of Class A Common Stock and Class B Common Stock generally have identical rights except that holders of Class A Common Stock are entitled to one vote per share, while holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Company's shareholders.

     Immediately prior to the effective date of the pending IPO described below, Kennametal will exchange its currently outstanding investment for shares of Class B Common Stock.

COMMON STOCK OFFERING

     In April 1997, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission ("SEC") with respect to an IPO of 20% of the Company's Class A Common Stock (the "Offering"). If the Offering is consummated under the terms presently
anticipated,        shares of Class A Common Stock (inclusive of an
over-allotment option granted to the Company's Underwriters) will be issued.

     The net proceeds from the Offering, after deducting estimated underwriting
discounts and expenses, are estimated to be approximately $       million (or
approximately $       million if the Underwriters' over-allotment option is
exercised in full) and will be used: (i) to repay $20.0 million of indebtedness related to a dividend to be paid to Kennametal on April 28, 1997, (ii) to repay amounts due to Kennametal totaling approximately $19.0 million relating to acquisitions, income taxes and employee benefit obligations, (iii) to construct a new midwest distribution center, (iv) to provide working capital for new showrooms and Full

Service Supply Programs and (v) to fund acquisitions which the Company is currently considering. Pending such uses, the net proceeds will be loaned to Kennametal in exchange for a note bearing interest at a fluctuating rate equal to Kennametal's short term borrowing costs which provides for the repayment of amounts due thereunder upon demand by the Company. Kennametal's short term borrowing rate during April 1997 was approximately 5.75%. Kennametal will maintain unused lines of credit to enable it to repay any portion or all of such loans upon demand by the Company.

     In anticipation of the Offering, the Company and Kennametal have entered into a number of agreements, which will become effective upon completion of the Offering, for the purpose of defining certain relationships between them. As a result of Kennametal's ownership interest in the Company, the terms of such agreements were not, and the terms of any future amendments to those agreements may not be, the result of arm's length negotiations. Management believes that the fees to be charged by Kennametal are reasonable and such fees are representative of the expenses that the Company would incur on a stand alone basis. The agreements primarily have initial terms of ten years. The following summaries of these agreements are qualified in all material respects by the terms and conditions of such agreements.

Administrative Services Agreement

     The Company and Kennametal will enter into an administrative services agreement with respect to services to be provided by Kennametal to the Company. The administrative services agreement provides that such services will be provided in exchange for fees which, generally, (i) in the case of services purchased by Kennametal from third parties for the Company, will be based upon the incremental cost charged by such third parties to Kennametal for such services provided to the Company and (ii) in the case of services directly provided by Kennametal, will be based on the estimated costs, including a reasonable allocation of direct and indirect overhead costs, incurred by Kennametal for the services it provides directly to the Company. The services initially to be provided by Kennametal to the Company include, among other things, certain treasury, general accounting and administrative services including, tax, risk management, human resources, legal, internal audit, marketing, executive time and space, and information systems services. The administrative services agreement also provides that Kennametal will agree to continue coverage of the Company under Kennametal's insurance policies and will allow eligible employees of the Company to participate in all of Kennametal's benefit plans.

Lease Agreement

     The Company and Kennametal will enter into a lease agreement pursuant to which Kennametal will lease to the Company certain executive office space and warehouse space owned by Kennametal. The lease agreement provides that Kennametal lease to the Company space within buildings located on Kennametal's premises.

Shared Facilities Agreements

     The Company and Kennametal will enter into shared facilities agreements pursuant to which each company will sublease to the other company the facilities which are leased by either of the companies and shared with the other company. The shared facilities agreements provide that the relevant sublessor will lease space to the sublessee at an average annual rental rate equal to a pro rata share (based on square feet occupied) of all costs and expenses (principally fixed rent) under the relevant lease. The Company's management believes that the rental rates payable by the Company are commensurate with market rates.

Product Supply Agreement

     The Company and Kennametal will enter into a product supply agreement pursuant to which Kennametal agrees to supply and the Company agrees to purchase from Kennametal all of the Company's requirements for metalworking consumables and related products direct-marketed by the Company and available from Kennametal, and Kennametal further agrees to supply all metalworking consumables and related products requested pursuant to Full Service Supply programs, except as otherwise agreed from time to time between the Company and Kennametal. The Company will be entitled to purchase products for its direct-marketing business at prices discounted from Kennametal's published price for each such product depending upon the volume of each such product purchased by the Company.

Tax-Sharing Agreement

     Pursuant to the tax-sharing agreement, the Company will make payments to Kennametal determined as though the Company were to file separate federal, state and local income tax returns.

Trademark License Agreement

     The Company and Kennametal will enter into a trademark license agreement which provides, among other things, for the grant to the Company by Kennametal of a non-exclusive license to use Kennametal trademarks in connection with the Company's business. The Company has also granted to Kennametal a non-exclusive license to use the Company's trademarks and tradenames on terms similar to those granted by Kennametal to the Company.

Indemnification Agreement

     Under the indemnification agreement, subject to limited exceptions, the Company is required to indemnify Kennametal and its directors, officers, employees, agents and representatives for liabilities under federal or state securities laws as a result of the Offering, including liabilities arising out of or based upon alleged misrepresentations in or omissions from the Registration Statement, of which this Prospectus is a part. The indemnification agreement also provides that each party thereto (the "Indemnifying Party") will indemnify the other party thereto and its directors, officers, employees, agents and representatives (the "Indemnified Party") for liabilities that may be incurred by the Indemnified Party relating to, resulting from or arising out of:
(i) the businesses and operations conducted or formerly conducted, or assets owned or formerly owned, by the Indemnifying Party and its subsidiaries (except, in the case where Kennametal is the Indemnifying Party, such businesses, operations and assets of the Company and its subsidiaries); or (ii) the failure by the Indemnifying Party to comply with any other agreements executed in connection with the Offering. The indemnification agreement also provides that the Company will indemnify Kennametal for any liabilities incurred under guarantees of leases.

Non-Competition and Corporate Opportunities Allocation Agreement

     Pursuant to a non-competition and corporate opportunities allocation agreement (the "Corporate Opportunities Agreement") to be entered into between Kennametal and the Company: (i) Kennametal agrees for as long as the other intercompany agreements remain in effect (whose current term is 10 years) (A) not to compete with the Company in the business of direct marketing of a broad range of metalworking consumables and related products through catalogs, monthly promotional flyers, additional mailings and advertisements, telemarketing efforts, direct-sales efforts and showrooms targeted at small and medium-sized metalworking shops as well as the supply of consumable tooling and related metalworking products at designated manufacturing plants of large industrial customers through integrated supply programs, and (B) not to sell, offer to sell, distribute or otherwise make available Kennametal manufactured and branded products to anyone who competes with the Company except, with respect to those contracts, arrangements or relationships in existence on the date of the Corporate Opportunities Agreement or with the consent of the Company; and (ii) the Company agrees for as long as the other intercompany agreements remain in effect not to sell, offer to sell, distribute or otherwise make available any products which compete directly or indirectly with Kennametal without the prior written consent of Kennametal.

Intercompany Debt/Investment and Cash Management Agreement

     The Company and Kennametal will enter into an Intercompany Debt/Investment and Cash Management Agreement (the "Cash Management Agreement") under which the Company will continue to participate in Kennametal's centralized cash management system. The Cash Management Agreement provides for a daily transfer from the Company's cash accounts to Kennametal's centralized cash accounts and daily funding of the disbursements of the Company from such Kennametal cash account. The Company will receive interest on net cash flows to Kennametal's centralized cash accounts and be charged interest on net borrowings from the Kennametal centralized cash accounts at a rate equal to the all-in interest rate available to Kennametal from outside sources for short-term borrowings or investments, depending upon the overall position of the centralized cash accounts. The Company will pay for this service pursuant to the Administrative Services Agreement and will reimburse Kennametal for an allocable portion of Kennametal's facility and/or commitment fees under its credit lines.

Warehousing Agreements

     The Company and Kennametal will enter into separate warehousing agreements with respect to (i) Kennametal distribution centers and warehouses which store products for the Company and (ii) Company distribution centers and warehouses that store products for Kennametal. The terms of each warehousing agreement provide for the warehouser to store the warehousee's products in the warehouses segregated and separate from the warehouser's products and upon request by the warehousee to ship its products from these warehouses to the warehousee's customers. The warehousee will pay to the warehouser a line item charge for each of the products picked, packed and shipped based upon an allocation of costs (including overhead) incurred by the warehouser at these warehouses.

Corporate Agreement

     The Company and Kennametal will enter into a corporate agreement under which the Company grants to Kennametal a continuing option, transferable, in whole or in part, to any of its subsidiaries, to purchase, under certain circumstances, additional shares of Class B Common Stock or Class A Common Stock (the "Stock Option"). The Stock Option may be exercised by Kennametal simultaneously with the issuance of any equity security of the Company or immediately prior to a Tax-Free Spin-Off to the extent necessary to maintain its then existing percentage of the total voting power and economic value of the Company at 80% of all outstanding Common Stock or, in connection with a Tax-Free Spin Off, in order to acquire stock ownership necessary to effect a Tax-Free Spin-Off. The purchase price of the shares of Common Stock purchased upon any exercise of the Stock Option, subject to certain exceptions, will be based on the market price of the Class A Common Stock.

ACQUISITION

     On April 25, 1997, the Company entered into an agreement to acquire all of the outstanding stock of the Strelinger Company ("Strelinger"). Strelinger, with annualized sales of approximately $30 million, is based in Troy, Michigan and is engaged in the distribution of metalcutting tools and industrial supplies. The Company paid $4.0 million in cash and assumed certain liabilities totaling $7.0 million.

     The acquisition will be accounted for using the purchase method of accounting and the results of operations of Strelinger will be included in the consolidated financial statements after the date of acquisition. The excess of the purchase price over the fair value of net assets acquired was approximately $5.0 million and will be amortized on a straight-line basis over 20 years.

STOCK OPTION PLAN

     The Company will adopt a stock option plan (the "Stock Option Plan") under which directors, officers and employees may be granted options to purchase shares of Class A Common Stock. Options are granted at fair market value at the date of grant. Options are exercisable under specified conditions for up to 10 years from the date of grant. Under provisions of the Stock Option Plan, participants may deliver to the Company stock in payment of the option price and receive credit for the fair market value of the shares of Class A Common Stock delivered on the date of delivery.

TERMINATION OF LARGE CONTRACT

     For the nine month period ended March 31, 1997, the Company had $225.2 million in net sales of which $36.5 million of net sales were related to a Full Service Supply Program contract with General Electric Corporation ("GE") for services provided at certain metalworking manufacturing facilities within GE's Aircraft Engine Group (the "GE Contract"). The operating margin related to the GE Contract was lower than the Company's other Full Service Supply Program contracts. Many of the products provided by the Company to GE under the GE Contract fell outside of the Company's core focus on metalworking consumables and related products.

     In April 1997, the Company conducted extensive negotiations with GE relating to the continuation of its Full Service Supply Program contract. After careful evaluation, the Company concluded that it was not in its best interest to accede to certain price concessions requested by GE. As a result, GE served notice to the Company that the GE Contract would not be renewed for a significant portion of the manufacturing facilities served by the Company.

     The Company is currently developing a plan of disengagement from those manufacturing sites that are not being continued. Although such plan has not yet been fully developed and reviewed with GE, the Company expects that it will result in a gradual reduction in future sales to GE until the implementation of this disengagement plan is completed, which is expected to occur by June 1998. In fiscal 1998 in conjunction with such disengagement, the Company expects sales to GE to amount to approximately 30% of the total amounts to be received by the Company in fiscal 1997 under the GE Contract. Ongoing sales to GE for those manufacturing sites that will continue to be served by the Full Service Supply programs are expected to amount to approximately 10% of the total amounts to be received by the Company in fiscal 1997 under the GE Contract.

     The Company is currently redeploying its resources related to the GE Contract to take advantage of requests by certain current Full Service Supply program customers to ramp-up their existing programs at an increased rate as well as to offer Full Service Supply programs to new customers. However, there can be no assurance that the Company will be able to replace the revenues received from the GE Contract within the foreseeable future period or at all. No other single customer accounted for more than 6% of the Company's total net sales for fiscal 1996 or for the nine months ended March 31, 1997.

LINE OF CREDIT

     On April 25, 1997, the Company, through J&L, obtained a $25.0 million line of credit with a bank and shortly thereafter borrowed $20.0 million under the line of credit to fund a dividend to Kennametal. Upon completion of the Offering, a portion of the net proceeds will be used to repay the borrowings under the line of credit. Interest payable under the line of credit is based on the LIBOR rate plus 25 basis points and is required to be repaid in full within six months. Kennametal has guaranteed repayment of the line of credit in the event of default by the Company.

PRO FORMA INFORMATION

     On April 23, 1997, J&L declared a dividend of $20.0 million payable to Kennametal to be paid on April, 1997. The pro forma balance sheet as of March 31, 1997 reflects this dividend payable at that date. Pro forma weighted average common shares outstanding have been presented on a basis which gives pro forma effect to (i) the issuance of the Class B Common Stock for all periods presented, and (ii) the assumed issuance for fiscal 1996 and the nine months
ended March 31, 1997 of        shares of Class A Common Stock to fund the excess
of dividends over net income for the nine months ended March 31, 1997.

===============================================================================

  NO DEALER, SALES PERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            -----------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................     3
Risk Factors.........................    10
Use of Proceeds......................    15
Dividend Policy......................    15
Capitalization.......................    16
Dilution.............................    17
Selected Consolidated Financial and
  Operating Data.....................    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    20
Business.............................    27
Management...........................    37
Security Ownership of Principal
  Shareholder and Management.........    46
Relationship with Kennametal.........    48
Description of Capital Stock.........    55
Shares Eligible for Future Sale......    61
Underwriting.........................    63
Legal Matters........................    64
Experts..............................    65
Additional Information...............    65
Index to Consolidated Financial
  Statements.........................   F-1

  UNTIL          , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

===============================================================================



===============================================================================


                                             SHARES

                                   JLK DIRECT
                               DISTRIBUTION INC.

                              CLASS A COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.
                                            , 1997

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses incurred in connection with the sale and distribution of the securities being registered which will be paid solely by the Company. All the amounts shown are estimates, except the Commission registration fee, the listing fee and the NASD filing fee.

    Commission Registration Fee............................................   $    33,304
    NASD Filing Fee........................................................        10,500
    NYSE Listing Fee.......................................................
    Blue Sky Fees and Expenses.............................................
    Transfer Agent and Registrar Fees and Expenses.........................
    Accounting Fees and Expenses...........................................
    Legal Fees and Expenses................................................
    Printing and Engraving Expenses........................................
    Miscellaneous Expenses.................................................
                                                                              -----------
         Total.............................................................   $

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law (the "PBCL") provides in general that a corporation may indemnify any person, including its directors, officers and employees who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (including actions by or in the right of the corporation) by reason of the fact that he or she is or was a representative of or serving at the request of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or proceedings if he or she is determined by the board of directors, or in certain circumstances by independent legal counsel to the shareholders, to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reason to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, indemnification is not permitted in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation except to the extent a court determines that the person is fairly and reasonably entitled to indemnification. In any case, to the extent that the person has been successful on the merits or otherwise in defense of any claim, issue or matter, he or she shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection therewith. Subchapter D also provides that the indemnification permitted or required by Subchapter D is not exclusive of any other rights to which a person seeking indemnification may be entitled.

     The Company's By-Laws provide that except as prohibited by law, every director and officer of the Company is entitled to be indemnified by the Company against reasonable expenses and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other in which he or she may be involved by reason of being or having been a Director or Officer of the Company or by reason that such person is or was serving at the request of the Company as a director, officer, employee, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity. Such indemnification includes the right to have expenses incurred paid in advance by the Company prior to final disposition, subject to such conditions as may be prescribed by law. Persons who are not directors or officers of the Company may be similarly indemnified in respect of service to the Company or to another such entity at the request of the Company, to the extent the Board of Directors designates. Expenses included fees and expenses of counsel selected by such person, and liability includes amount of judgments, excise taxes, fines and penalties, and amounts paid in settlement. Indemnification pursuant to this provision of the Company's By-laws is not permitted in any case in which the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. There may be other circumstances where indemnification may not be permitted as a matter of public policy.

     The By-Laws of the Company also provide that to the fullest extent that the laws of the Commonwealth of Pennsylvania, as now in effect or as hereafter amended, permit elimination of limitation of the liability of directors, no director of the Company shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. Under
Section 1713 of the PBCL, the personal liability of a director may not be eliminated or limited if: (1) the director has breached or failed to perform the duties of his office under Subchapter B of Chapter 17 of the PBCL (relating to the fiduciary duties of directors; and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Furthermore, this limitation to the personal liability of directors of the Company does not apply to (1) the responsibility or liability of a director pursuant to any criminal statute; or (2) the liability of a director for the payment of taxes pursuant to local, state or federal law.

     The Company purchases director and officer liability insurance covering its directors and officers with respect to liability which they may incur in connection with their serving as such. Under the insurance, the Company will receive reimbursement for amounts as to which the directors and officers are indemnified under the Company's By-Laws. The insurance may also provide certain additional coverage for the directors and officers against certain liability even though such liability is not subject to indemnification under the Company's By-Laws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The Company issued shares of Class B Common Stock to Kennametal Inc. in connection with the formation of the Company in a transaction exempt from registration by virtue of Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
------      ---------------------------------------------------------------------------------
1           Form of Underwriting Agreement*
3.a         Articles of Incorporation of the Registrant
3.b         By-Laws of the Registrant*
5           Opinion of Buchanan Ingersoll Professional Corporation*
10.a        Form of Administrative Services Agreement*
10.b        Form of Corporate Agreement*
10.c        Form of Indemnification Agreement*
10.d        Form of Intercompany Debt/Investment and Cash Management Agreement*
10.e        Form of Non-Competition and Corporate Opportunities Allocation Agreement*
10.f        Form of Shared Facilities Agreements (Subleases)*
10.g        Form of Tax Sharing Agreement*
10.h        Form of Trademark License Agreement*
10.i        Form of Warehousing Agreements*
10.j        Form of Lease Agreement*
10.k        Form of Product Supply Agreement*
10.1        Form of JLK Direct Distribution Inc. 1997 Stock Option and Incentive Plan*
10.m        Kennametal Inc. Supplemental Executive Retirement Plan*

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
------      ---------------------------------------------------------------------------------
10.n        Kennametal Inc. Employment Agreement with Michael W. Ruprich*
            Form of JLK Direct Distribution Inc. Employment Agreement with Michael W.
10.o        Ruprich*
            Form of JLK Direct Distribution Inc. Employment Agreement with Kenneth M.
10.p        McHenry*
10.q        Form of JLK Direct Distribution Inc. Employment Agreement with Roland E. Lazzaro*
10.r        Form of JLK Direct Distribution Inc. Employment Agreement with Michael J. Mussog*
10.s        Description of JLK Direct Distribution Inc. Management Bonus Plan*
11.1        Calculation of Primary Net Income per Share
21          Subsidiaries of the Registrant*
23.1        Consent of Arthur Andersen LLP
23.2        Consent of Buchanan Ingersoll Professional Corporation**
24          Powers of Attorney (included as part of the signature page hereof)
27          Financial Data Schedule

---------

 * to be filed by amendment

** included in their opinion filed as Exhibit 5

ITEM 17. UNDERTAKINGS

     (1) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by a final adjudication of such issue.

     (3) The undersigned Registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (b) For the purpose of determining liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Latrobe, Pennsylvania, on April 28, 1997.

                                          JLK DIRECT DISTRIBUTION INC.

                                          By:     /s/ MICHAEL W. RUPRICH
                                          --------------------------------------
                                                    Michael W. Ruprich
                                                        President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints William R. Newlin and David T. Cofer, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all related Registration Statements (including amendments thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933 , and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

                SIGNATURES                                TITLES                      DATES
          /s/ MICHAEL W. RUPRICH             President and Director                April 28, 1997
------------------------------------------     (Principal Executive Officer)
            Michael W. Ruprich

          /s/ MICHAEL J. MUSSOG              Vice President and Chief              April 28, 1997
------------------------------------------     Financial Officer (Principal
            Michael J. Mussog                  Financial and Accounting
                                               Officer)

         /s/ RICHARD C. ALBERDING            Director                              April 28, 1997
------------------------------------------
           Richard C. Alberding

                                             Director                              April 28, 1997
------------------------------------------
              Irwin L. Elson

          /s/ ROBERT L. MCGEEHAN             Director                              April 28, 1997
------------------------------------------
            Robert L. McGeehan

     /s/ ALOYSIUS T. MCLAUGHLIN, JR.         Director                              April 28, 1997
------------------------------------------
       Aloysius T. McLaughlin, Jr.

          /s/ WILLIAM R. NEWLIN              Chairman of the Board of              April 28, 1997
------------------------------------------     Directors
            William R. Newlin

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           ON SUPPLEMENTAL SCHEDULES

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of JLK Direct Distribution Inc. and have issued our report thereon dated April 25, 1997. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the accompanying index is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania
April 25, 1997

                                                                     SCHEDULE II

                          JLK DIRECT DISTRIBUTION INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                                            BALANCE     CHARGED
                                                               AT          TO                    BALANCE
                                                            BEGINNING    COSTS                      AT
                                                               OF         AND                     END OF
   PERIOD ENDED                  DESCRIPTION                 PERIOD     EXPENSES    DEDUCTIONS    PERIOD
------------------   ------------------------------------   --------    --------    ---------    --------
June 30, 1994        Allowance for doubtful accounts        $120,524    $176,528    $(148,776)   $148,276
June 30, 1995        Allowance for doubtful accounts        $148,276    $142,500    $(138,934)   $151,842
June 30, 1996        Allowance for doubtful accounts        $151,842    $25,713            --    $174,990

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
------    ------------------------------------------------------------------------------------
 1        Form of Underwriting Agreement*
 3.a      Articles of Incorporation of the Registrant
 3.b      By-Laws of the Registrant*
 5        Opinion of Buchanan Ingersoll Professional Corporation*
 10.a     Form of Administrative Services Agreement*
 10.b     Form of Corporate Agreement*
 10.c     Form of Indemnification Agreement*
 10.d     Form of Intercompany Debt/Investment and Cash Management Agreement*
 10.e     Form of Non-Competition and Corporate Opportunities Allocation Agreement*
 10.f     Form of Shared Facilities Agreements (Subleases)*
 10.g     Form of Tax Sharing Agreement*
 10.h     Form of Trademark License Agreement*
 10.i     Form of Warehousing Agreements*
 10.j     Form of Lease Agreement*
 10.k     Form of Product Supply Agreement*
 10.1     Form of JLK Direct Distribution Inc. 1997 Stock Option and Incentive Plan*
 10.m     Kennametal Inc. Supplemental Executive Retirement Plan*
 10.n     Kennametal Inc. Employment Agreement with Michael W. Ruprich*
 10.o     Form of JLK Direct Distribution Inc. Employment Agreement with Michael W. Ruprich*
 10.p     Form of JLK Direct Distribution Inc. Employment Agreement with Kenneth M. McHenry*
 10.q     Form of JLK Direct Distribution Inc. Employment Agreement with Roland E. Lazzaro*
 10.r     Form of JLK Direct Distribution Inc. Employment Agreement with Michael J. Mussog*
 10.s     Description of JLK Direct Distribution Inc. Management Bonus Plan*
 11.1     Calculation of Primary Net Income per Share
 21       Subsidiaries of the Registrant*
 23.1     Consent of Arthur Andersen LLP
 23.2     Consent of Buchanan Ingersoll Professional Corporation**
 24       Powers of Attorney (included as part of the signature page hereof)
 27       Financial Data Schedule

---------

 * to be filed by amendment

** included in their opinion filed as Exhibit 5